Form 10-K/A, Exhibit 13
period 1995-12-31
DIME BANCORP INC
filed 1996-05-15
CIK 919568

DIME BANCORP, INC.


                             [PHOTO APPEARS HERE]




             -----------------------------------------------------
                             WITH YOU ALL THE WAY
             -----------------------------------------------------



                                                1995 ANNUAL REPORT


                                     DIME.

CORPORATE PROFILE   DIME BANCORP, INC. IS THE HOLDING COMPANY FOR THE DIME
- -----------------
SAVINGS BANK OF NEW YORK, FSB. HEADQUARTERED IN NEW YORK CITY, THE DIME IS THE FIFTH LARGEST PUBLICLY-TRADED THRIFT IN THE NATION AND, WITH 86 RETAIL BANKING BRANCHES IN NEW YORK AND NEW JERSEY, IS ONE OF THE LARGEST CONSUMER-ORIENTED BANKS IN THE GREATER NEW YORK AREA.

        DIRECTLY, AND THROUGH A NETWORK OF MORTGAGE ORIGINATION OFFICES, DIME ORIGINATES RESIDENTIAL LOANS IN ITS PRIMARY MARKET AREA AS WELL AS SELECTED MARKETS ACROSS THE COUNTRY. CERTAIN OF ITS OFFICES ARE OPERATED UNDER THE NAMES NATIONAL MORTGAGE INVESTMENTS CO. AND JAMES MADISON MORTGAGE COMPANY. DIME ALSO MAKES COMMERCIAL REAL ESTATE, CONSUMER AND SMALL BUSINESS LOANS IN ITS PRIMARY MARKET.

        THE DIME'S GOAL IS TO BE THE PREEMINENT SUPER-COMMUNITY BANK IN THE GREATER NEW YORK AREA AND A HIGH-PERFORMANCE MORTGAGE BANKING AND CONSUMER FINANCIAL SERVICES COMPANY IN SELECT MARKETS THROUGHOUT THE UNITED STATES.

        THE COMMON STOCK OF DIME BANCORP, INC. IS TRADED ON THE NEW YORK STOCK EXCHANGE.

SELECTED FINANCIAL DATA
- -----------------------


(Dollars in thousands, except per share data)
- --------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                      1995              1994
- --------------------------------------------------------------------------------
Net income                                     $    62,185       $    27,954

Earnings per common share                             0.57              0.26

Net interest income                                409,626           429,077

Net interest margin                                   2.07%             2.36%

General and administrative expense             $   285,901       $   294,474

General and administrative expense as a
 percentage of average total assets                   1.39%             1.56%

- --------------------------------------------------------------------------------
AT DECEMBER 31,
- --------------------------------------------------------------------------------
Total assets                                   $20,326,620       $19,647,937

Securities available for sale                    4,070,865           530,714

Securities held to maturity                      5,085,736         8,609,897

Total loans receivable, net                      9,702,018         9,181,239

Deposits                                        12,572,203        12,811,269

Total borrowed funds                             6,614,552         5,758,734

Stockholders' equity                               976,530           905,125

Book value per common share                           9.03              8.43

Common stock price                                  11.625              7.75

Non-performing assets                              315,800           415,866

Non-performing assets as a
 percentage of total assets                           1.55%             2.12%
- --------------------------------------------------------------------------------

To Our Shareholders:  On January 13, 1995, Dime and Anchor merged. We took that
- -------------------
historic step in the belief that, by combining our operations, we could create a new consumer banking capability that would make us a fully competitive player in today's market while providing the foundation for a corporation that would, over time, provide superior returns to its shareholders. In doing so, we undertook the daunting task of a "merger of equals." Few have been able to claim an unqualified success at this difficult endeavor. Certainly, and despite all of our preparatory work, we were somewhat taken aback by both the emotional and physical challenges of these last twelve months.

Nevertheless, as we write this report, we can say that the physical steps needed to complete the merger are virtually finished. In addition, we have become one team with a common vision and an enthusiasm for working together. Moreover, we believe the franchise is every bit as exciting as we had expected, and as 1995 ended, its potential was evident in rapidly increasing loan volumes, solid loan portfolio growth, stable deposit performance, and improving fee income.

                      [PICTURE OF CITY SKYLINE AT NIGHT]

During the year, we also achieved a marked reduction in non-performing loans, met our cost reduction goals and, in the process, became one of the industry's more efficient institutions. As the year closed, we restructured our balance sheet in order to reduce our reliance on wholesale activities, improve our ability to manage interest rate risk and increase earnings stability. That, coupled with a planned modest stock buy-back of up to 2% of our outstanding shares, should have a slightly positive effect on our returns on equity and assets and our earnings per share.

Finally, we have nearly completed a major effort designed to produce a strategic plan to lead us into the future. It has reaffirmed that most of what we do is good, but it has also identified new opportunities for performance improvement.

In the comments that follow, we discuss these matters in more detail, but we would also urge you to review the financial section of this report for a fuller understanding of these events.

Financial Results

Our earnings for 1995 were $62.2 million, or $.57 per common share. While they were disappointing, there was room for encouragement as, at year-end, our margins had stabilized, fee income was growing, costs were under firm control and merger-related expenses were all but behind us. If the charges related to the fourth quarter restructuring and merger-related expense were excluded, we would have earned $.74 per share for the year.

As the year progressed, there was also a modest, but steady, increase in pre-tax core income from $31.6 million to $38.9 million. Pre-tax core income essentially reflects operating earnings and excludes non-recurring events. A few observations on this important trend:

    . Despite the effects of continued high levels of mortgage prepayments and the flat yield curve, net interest income increased in the fourth quarter--the first improvement of the year.

[PHOTO OF LAWRENCE J. TOAL AND JAMES M. LARGE, JR. APPEARS HERE]

    . Loan loss provisions were lower in 1995 than the year before as a result of the steady improvement in asset quality. For the same reason, quarterly owned real estate expense was lower as 1995 progressed.

    . Fee income improved somewhat during the year. Merger-related activities held down our sales efforts during most of the year, and since we focused on maintaining good customer relations during this period, we were flexible on pricing and fee forgiveness. Most of these activities were behind us as we entered the fourth quarter, and we were pleased to see fee income increase 4% from the third quarter.

    . We were also pleased with the way costs came down during the year, and we will achieve our projected $50 million in merger cost savings. The ratio of general and administrative expense to total assets was 1.31% in the last quarter of 1995. That's among the best in the industry. You will note some increase in expenses during the last quarter; however, this increase is almost all due to costs associated with two mortgage origination businesses acquired during that period. Please note that we cannot continue the significant loan volume increases we are now experiencing without some accompanying upward impact on costs. We would, nonetheless, expect a steady improvement in our efficiency ratio, which stood at 56.4% in the 1995 fourth quarter.

Merger Progress

While it would be an exaggeration to claim that the merger has been completed, the facts are encouraging. As of this writing, approximately 93% of the steps necessary to complete the merger have been completed. All but a few of the rest are on schedule, with the delays, such as they are, expected to be brief and without significant cost. On the human side, from Board to management to staff, we have come together, and if our culture is not yet fully in place, we are close. To quote one of our people who drew applause at a recent staff meeting, "The merger is over and let's stop talking about it."

Franchise Performance

We undertook the merger because we believed that we could forge a powerful franchise from the two institutions. Now, a year later, how are we doing? It is still early, but the results are encouraging:

    . Residential loan production stands out as a particular success. Volume for the year was $1.8 billion, but most exciting was the quarterly trend--$180 million, $333 million, $555 million and $748 million in the fourth quarter. The last quarter included some $240 million in loans originated by the two newly-acquired mortgage origination businesses. We are all the more pleased because of an accompanying significant increase in market share, which is an important measure of our progress. We believe that, as the year closed, Dime ranked among the top twenty-five residential loan originators in the country--a very significant accomplishment considering that both Dime and Anchor were essentially out of that business just a few short years ago. At the same time, we continue to emphasize asset quality with the loans written since the beginning of 1993 continuing to perform well.

1995 RESIDENTIAL LOAN
PRODUCTION
(in millions)

                 [GRAPH]


1Q          2Q           3Q           4Q
- ----        ----         ----         ----
$180        $333         $555         $748


    . Commercial real estate originations totaled $233 million, despite a management focus on improving the quality of the existing portfolio. But here too, we have momentum, since more than $100 million of the new originations came in the last 90 days.

    . Consumer lending showed modest growth during the year, while our small business lending activity has encouraged us to consider further expansion of that profitable business. Both consumer and mall business banking will be the focus of major development efforts beginning in 1996.

    . Our improved lending activity bodes well for the balance sheet, and we are delighted to note the increase in our loan portfolio of almost $500 million during 1995. Here again, the momentum built over the year, with over $250 million of that growth coming in the last quarter, and we expect a favorable impact on our future performance as, over time, higher-yielding loans replace mortgage-backed securities.

     . We are also pleased with our consumer banking franchise, as deposits, net of branch sales, remained stable during 1995 even as we consolidated branches and put our customers through the transition to a new bank and a new retail banking computer system. Part of this success is due to the fact that service levels, as measured by our surveys, actually grew in 1995 from their already high levels. That was an unexpected bonus. It is a tribute to our staff's commitment to service during this difficult period.

    . Income from loan servicing, as well as fee income from our securities brokerage and insurance operations, showed potential for improvement and will be a 1996 focus.

NON-PERFORMING ASSETS
($ in millions)

         [CHART]


     $416
     ----       $389
                ----       $364
  [+]  74                  ----        $342
             [+]  64                   ----         $316
     ----               [+]  69                     ----
                ----                [+]  68
  [-] 342                  ----                  [+]  61
             [-] 325                   ----
                        [-] 295                     ----
                                    [-] 274
                                                 [-] 255



   4Q '94     1Q '95      2Q '95       3Q '95      4Q '95
   ------     ------      ------       ------      ------
   2.12%      1.97%       1.83%        1.71%       1.55%

                Ratio of NPAs to total assets

    [+] ORE, net                [-] Non-Performing Loans


Asset Quality

We committed to improving asset quality even as we pushed for loan volume, and so we were delighted that, during 1995, non-performing assets dropped from $416 million to $316 million, a 24% reduction. It is interesting to reflect that, only four years ago, Dime's problem loans exceeded $1 billion. This performance was driven by the highly effective collection skills that we put together during prior years and, of course, the success of our recent underwriting, which should stand us in good stead as loan volume increases or if the economy should worsen.

Balance Sheet Restructuring

At year-end, we announced a series of actions intended to improve future performance. These include the downsizing of our balance sheet through the planned sale of approximately $1.1 billion of mortgage-backed securities, with the proceeds used to reduce wholesale borrowings. We also increased the portfolio of securities "available for sale" by taking advantage of a one-time accounting opportunity to transfer $3.6 billion of securities from "held to maturity" to this category. This facilitated the sale, but it also enhanced our ability to manage our investment portfolio, improved our ability to control interest rate risk, and positioned us for further downsizing, if that is deemed appropriate. However, a note of caution: The larger portfolio of available-for-sale securities could increase the future volatility of stockholders' equity because it must be adjusted to reflect changes in the market value of that portfolio. These adjustments, as they occur, will not affect reported earnings or regulatory capital.

Stock Buy-Back

The planned repurchase of up to 2% of our outstanding shares, while modest, is intended to offset the increase in shares that occurs over time as a result of employee stock option and benefit programs. We want to take this action (which is still subject to certain administrative clearances), despite the fact that we are not overly-endowed with capital, because we now anticipate steady capital growth, which should exceed the requirements of the Bank at its current size. Overall, the balance sheet downsizing and the planned stock buy-back are expected to have only a minimal effect on earnings per share.

Other Events

1995 was also marked by a number of other significant events:

     . As previously noted, we acquired two mortgage origination businesses, which add approximately $1 billion to our residential loan origination capacity and give us access to new, dynamic markets at a reasonable cost. This does not represent a change in the type of business that we do, only a geographical expansion.

     . In 1995, we also heeded our Board's admonition that we not rest on our oars, and so we undertook a major strategic planning effort with the help of an outside consultant. While we don't expect dramatic changes in our business strategy, it has become clear that there are significant opportunities for performance improvement. They will be addressed now that the all-consuming work of the merger is behind us.

      . As a result of improvements in the health of the banking industry, the FDIC has virtually eliminated premiums for Bank Insurance Fund (BIF) deposits. However, premiums for deposits insured by the Savings Association Insurance
Fund (SAIF) remain significantly higher than the BIF premiums, and since about 40% of our deposits are SAIF-insured, we are at something of a competitive disadvantage (although better off than "pure" SAIF-insured institutions). We are hopeful that this will soon come to an end since Congress is actively working on a resolution of this disparity. As proposed, that solution will likely require us to make a one-time pre-tax payment of between $30-$40 million, but we would be more than satisfied with this trade-off.

  [PICTURE OF AN AERIAL VIEW OF A MAP OF NEW YORK METROPOLITAN AREA BRANCHES]

    . As many of you may know, we brought a "goodwill" lawsuit against the Federal government in early 1995. During the past summer, we were pleased to see that three other institutions, with claims generally similar to that of Dime, won an important victory in the United States Court of Appeals for the Federal Circuit. The government's appeal of these cases is before the Supreme Court as we write this message, and an early decision is expected. While it is far too early to speculate whether Dime will benefit from this litigation, we remain excited about this part of our life and will try to keep you updated as developments occur.

Summary

No one can characterize our 1995 earnings as satisfactory. However, as we think back on the year, we can feel some satisfaction and considerable optimism for the future based on the fact that:


DIME MORTGAGE OPERATIONS

                                 [PICTURE OF A MAP]


     Dime Mortgage
     National Mortgage/James Madison



        . The merger is virtually complete.

        . Our team is set and working well together.

        . Our day-to-day operations are working smoothly.

        . The power of our franchise is emerging, and we are excited about the strength of our consumer banking performance and the growing momentum in mortgage banking.

        . Many of the basic elements of a profitable corporation--low costs, improving asset quality, experienced management team and the like--are in place. These things are terribly important and not easy to come by.

Thus, while we don't expect a home run in 1996 given the current interest rate environment, we can envision steady progress in the months ahead and believe we can look to the future with the confidence engendered by a truly impressive franchise.

This has not been an easy year. There have been extraordinary physical and mental strains on our people, which makes the growing sense of success that we now feel all the more exciting. There was a time when Dime lived or died by the adequacy of its financial capital. Today, it is human capital that counts, and we are blessed in that regard.

Finally, our thanks to our shareholders. To quote one who we believe truly understands: "We always knew this would take three years. You are well ahead of the curve after the first twelve months. Keep it up and we will all be winners."

We will do that.

/S/ JAMES M. LARGE, JR.                   /S/ LAWRENCE J. TOAL

JAMES M. LARGE, JR.                       LAWRENCE J. TOAL
Chairman and Chief Executive Officer      President and Chief Operating Officer



March 14, 1996

The DIME--New York's Hometown Bank--and Much More  Founded in Brooklyn in
- -------------------------------------------------
1859, The Dime Savings Bank of New York, FSB has been an integral part of the fabric of the greater New York City metropolitan area for 137 years. While The Dime enjoys its deserved reputation of being New York's "Hometown Bank," the breadth, scope and value of The Dime's franchise is far greater. With activities ranging from securities and insurance brokerage to small business banking, The Dime is already moving beyond the role of a traditional thrift institution and is well-positioned to become the preeminent super-community bank in the greater New York area, as well as a high performance mortgage banking and consumer financial services company in select markets throughout the United States.


          [PICTURE CONTAINING A CAPTION - "Building Strength"]


Consumer Banking  The Dime is one of the largest consumer banks headquartered
- ----------------
in New York City. With $20 billion in total assets and a dedication to serving the New York market, Dime compares favorably with other, much larger, New York area competitors who also operate throughout the nation and the world. In fact, Dime provides banking services to one out of ten households in the nine-county New York metropolitan area. In addition, Dime's 18 branches in neighboring New Jersey, with $1.8 billion in deposits, are fully integrated into Dime's branch network. Even giving effect to recently-announced mergers and branch acquisitions, The Dime has the second largest deposit franchise in Brooklyn and the third largest share in Long Island's populous Nassau County. Over 435,000 households maintain more than 1.2 million deposit accounts at The Dime. The 86 retail banking branches in the greater New York area have an average size of over $140 million--well above average--and Dime tellers perform approximately 60,000 transactions a day. Dime's automated Voice Response Unit telephone banking system responds to 3,500 customer inquiries daily while the DimeLine telephone banking and bank-by-mail units process approximately 6,500 banking transactions a day. Over 100 Dime-owned Automated Teller Machines
(ATMs) handle more than 50,000 transactions each day, and through participation in six ATM networks, Dime customers have access to over 200,000 ATMs worldwide. Dime customer service representatives routinely assist customers in more than five languages, and its products are marketed through a variety of foreign language promotional materials.


           [PICTURE CONTAINING A CAPTION - "Building Dreams"]


Building on this broad-based consumer banking franchise, Dime intends to create a multi-channel delivery system designed to meet changing customer needs. While "brick and mortar" branches will continue to play a key role in the distribution of products and services to the consumer, alternative delivery channels--telephone banking, personal computer banking and ATMs--will increasingly be used to meet the customer's need for diversified financial products and services at a convenient time and place. Having pruned its branch system as part of the merger-consolidation process, The Dime now has a strong and efficient core branch network. With its newly-installed retail banking computer system, Dime will be putting new technology to use to provide customers with high quality, state-of-the-art banking services.

The Dime's consumer franchise will also be enhanced through the targeted marketing of products and services and a vibrant "sales" culture focused on identifying and satisfying customer needs. While savings accounts and time deposits have traditionally been the principal sources of funds for thrift institutions, Dime will further emphasize

DEPOSIT COMPOSITION
(at 12/31/95)

                           [GRAPHIC OF A PIE CHART]

                     17%      9%        21%         53%
                     ------   ------    -------     ----
                     Money    Demand    Savings     Time
                     Market



demand accounts, since such accounts are the main vehicle for strengthening primary customer relationships. The focus in 1996, and beyond, is to build profitability by doing more business with existing customers. Utilizing marketing segmentation data, supported by sophisticated technology, Dime customer service personnel will be able to pinpoint cross-selling opportunities and then offer the services that the customer is most likely to want. Similarly, Dime's telephone response unit is being expanded to include "out-bound" telemarketing sales efforts as part of its daily operations. Overall, through careful management, Dime will seek to maximize the inherent profitability of its consumer banking franchise.

Securities Brokerage and Insurance Services  As an important adjunct to its
- -------------------------------------------
consumer banking franchise, Dime offers a variety of securities brokerage and insurance services. Positioned as a lower-cost alternative to large securities brokerage firms, Dime Securities of New York, Inc., a subsidiary of the bank, generates fee income while helping to strengthen customer relationships by offering products such as mutual funds and annuities as investment alternatives to federally-insured deposits. In 1995, Dime Securities served 31,000 customers. Dime's Savings Bank Life Insurance (SBLI) department serves 60,000 households and is the largest in the New York SBLI system. At year-end 1995, Dime serviced 75,000 policies with over $3 billion of insurance in force. In addition, another subsidiary, The Dime NJ Agency, Inc., offers a variety of insurance products that supplement the SBLI


                           [PICTURE]

                           [PICTURE]

program, such as credit insurance, term and whole life insurance and single premium life.

In 1996, recognizing the importance of being able to offer its customers diversified financial services, Dime expects to continue to build this franchise by introducing an expanded product line and targeted marketing initiatives.

Mortgage Banking  Central to Dime's present and future business strategy is the
- ----------------
origination, sale and servicing of one-to-four family mortgage loans and loans on individual cooperative units. In 1995, past efforts to rebuild the mortgage banking operation resulted in a steady increase in loan production. Through a coordinated effort utilizing branch employees and mortgage account representatives, Dime provides its mortgage banking customers with a wide variety of products and superior service. Dime directly originates loans in New York and in the neighboring states of Connecticut, New Jersey and Pennsylvania, as well as through offices in Arizona. While these direct originations remain key elements of the business, Dime has been strategically building a multi-faceted residential loan origination franchise through a variety of initiatives.

Dime's Brokers' Preferred/SM/ program, which had expanded to 280 members by year-end 1995, allows carefully-selected mortgage brokers to work directly with clients to market Dime loans. Brokers and their clients benefit from Dime's broad variety of loan plans and superior service, while Dime focuses on asset quality through retention of all underwriting decisions and control of loan closings.

Dime's affinity programs provide qualified organizations and corporations the ability to meet specific needs, ranging from specialized relocation loans to home loans for employees. Dime also expanded its first-time home buyer program in 1995 with seminars and targeted outreach initiatives while expanding its business opportunities by developing comprehensive loan marketing materials in Chinese, Spanish and Russian.

Dime's Correspondent Preferred/SM/ network originates loans that meet Dime's quality and profitability specifications through a limited number of mortgage banking firms operating in geographic locations outside of Dime's direct origination market area.

In the fourth quarter of 1995, Dime took a major step forward to build loan origination volume through its acquisition of two established mortgage origination businesses. National Mortgage Investments Co. operates through 24 retail offices in Georgia, Virginia, South Carolina and Maryland. James Madison Mortgage Company generates loans through seven retail offices in Virginia, Maryland, and South Carolina. The combined 1995 loan originations of these two businesses, which are operated under their own names, totaled in excess of $1.1 billion.


           [PICTURE CONTAINING A CAPTION - "New Products"]


Expansion to neighboring states and the acquisition of established operations in vibrant markets is part of a strategy of controlled growth to expand Dime's mortgage banking franchise beyond the mature, highly competitive New York market. This growth contributes to a more diverse portfolio and reduces the risk of geographically-concentrated lending activity. Moreover, the expertise of National Mortgage and James Madison in FHA and VA lending allows Dime to expand its product line to include these loans. At the same time, the resources of Dime enable these operations to expand their product offerings to include a broad array of adjustable-rate loans.

Using this multi-channel, multi-state system, Dime, in 1995, produced over 9,000 residential property loans with total principal balances of $1.8 billion, while its market share (an important measure of a loan origination franchise) also expanded significantly. In the quarter ended September 30, 1995 (the most recently available market data), Dime ranked fourth in the New York market and second in the Connecticut market. In the highly competitive New Jersey market, Dime's market share doubled during 1995, while loan production from Dime's Arizona offices also grew sharply over the year as Dime emerged as a leading originator of loans in that market. The mortgage origination operations acquired by Dime in the 1995 fourth quarter also had leadership positions in their markets. In 1995, National Mortgage and James Madison, respectively, were top residential loan originators in the Atlanta and Washington, D.C. metropolitan area markets.


           [PICTURE CONTAINING TWO CAPTIONS -

            "If You've Got the Dream, We've Got The Mortgage."

            "New Horizons"]


With lending operations in a number of selected markets across the country and with a product line ranging from Private Mortgage Banking for borrowers seeking large loans to a broad range of innovative, affordable housing products for low- and moderate-income borrowers, Dime is able to state: "If You've Got the Dream, We've Got the Mortgage."

The increased loan volume enables Dime to selectively portfolio certain loans to generate interest income while selling into the secondary market those that do not meet internal risk and profitability criteria. The increased loan production, together with purchases of mortgage servicing rights, also enables Dime to expand its loan servicing operation--a significant contributor to the value of Dime's franchise. From an efficient facility in upstate Albion, New York, Dime services more than 189,000 loans with aggregate balances of over $15 billion, including almost 124,000 loans with balances of over $9 billion for other investors. In a business where economies of scale are an important factor in profitability, Dime's growing servicing operation holds significant potential to contribute further to franchise value.

Commercial Real Estate Lending  With a loan portfolio of $1.9 billion, Dime's
- ------------------------------
commercial real estate lending is a key element of Dime's franchise. With an emphasis on strong underwriting controls, a focus on multifamily properties in the nearby Tri-State area, and long-standing relationships with established borrowers, Dime originated $233 million of new loans in 1995. During the year, Dime also concentrated on reducing the level of non-performing commercial real estate assets, which, as a result, declined 57% from $144 million at the end of 1994 to $62 million at year-end 1995. This progress allows additional resources to be allocated to the origination of new loans, which portends well for future increases in this activity. With a record of working successfully with a variety of not-for-profit organizations and public agencies, Dime's commercial real estate franchise offers important profit potential while helping the institution meet its commitment to finance affordable housing.

Consumer Lending  With a portfolio approaching $800 million, Dime views
- ----------------
consumer lending as a vital part of its franchise. Focused heavily on home equity lending indexed to the prime rate, Dime's consumer lending operation contributes market-sensitive interest income. Dime intends to build its consumer lending activities by aggressively marketing these products using data base and market segment information. At the same time, through the enhanced use of technology to streamline the application and underwriting process, Dime will seek to further improve the profitability of this activity.

                                   [PICTURE]

                                   [PICTURE]


Small Business Banking  Dime initiated its small business banking program in
- ----------------------
1994, and the results indicate that expansion offers an attractive opportunity for augmenting Dime's franchise. By targeting businesses in the New York area and offering a comprehensive package of loans and small business banking services, Dime generates fee and interest-sensitive income while building highly attractive deposit relationships. This activity can be an important contributor to enhancing the value of Dime's franchise.

Community Commitment  Overarching the value of Dime's franchise is its
- --------------------
reputation for supporting the communities it serves. Although it views social responsibility as part of its birthright, Dime also believes that serving the needs of low- and moderate-income borrowers and communities is good business. With dedicated resources in its mortgage banking and commercial real estate lending operations, Dime has been an active participant in a number of projects and initiatives aimed at revitalizing urban neighborhoods. Affordable housing originations of residential property and multifamily loans totaled more than $250 million in 1995.

Recognizing that lending is only one component of the community's economic well-being, Dime complements its extensive affordable housing lending programs with an affordable line of deposit and consumer loan products. In addition, its marketing department targets advertising to low- and moderate-income areas, and its purchasing department contracts with women- and minority-owned businesses for goods and services, while Dime, directly and through The Dime Foundation, supports


LOANS RECEIVABLE, NET
(in billions)

                                    [GRAPH]

4Q '94   1Q '95   2Q '95   3Q '95   4Q '95
- ------   ------   ------   ------   ------
$9.18    $9.19    $9.31    $9.42    $9.70

                                   [PICTURE]


a variety of not-for-profit organizations through an extensive program of corporate grants and in-kind donations. Notable among Dime's contributions is its donation of space for Neighborhood Housing Services's Homeownership Center. The nation's first, this Center provides a full range of home-ownership counseling, education, insurance services, and bank referrals for mortgages.

This institution-wide approach to community reinvestment has been recognized time and again by civic and governmental groups, with Dime being one of very few financial institutions to have been rated "Outstanding" by federal regulators three consecutive times for compliance with the federal Community Reinvestment Act. Even as it expands its franchise, The Dime will remain committed to supporting and improving the communities it serves.


                                   [PICTURE]

FINANCIAL SECTION
- -----------------

Management's Discussion and Analysis            18
Five Year Consolidated Summary                  40
Report of Independent Auditors                  42
Consolidated Statements of
 Financial Condition                            43
Consolidated Statements of Income               44
Consolidated Statements of Changes in
 Stockholders' Equity                           45
Consolidated Statements of Cash Flows           46
Notes to Consolidated Financial Statements      47
Board of Directors and Management               78
Corporate Information                          IBC

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


Overview
- --------

Dime Bancorp, Inc. is the holding company ("Holding Company") for The Dime Savings Bank of New York, FSB (the "Bank," and, together with the Holding Company, the "Company" or "Dime"), a federally-chartered savings institution, the deposits of which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

The year 1995 was highlighted by the merger, on January 13, 1995, of Anchor Bancorp, Inc. ("Anchor Bancorp") and its savings bank subsidiary, Anchor Savings Bank FSB ("Anchor Savings," and, together with Anchor Bancorp, "Anchor"), with and into the Holding Company and the Bank, respectively, which were the surviving corporations (the "Merger"). Because the Merger was accounted for under the pooling-of-interests method of accounting, the consolidated financial statements of the Company for periods prior to the Merger have been restated to include Anchor. In recording the pooling-of-interests combination, Anchor's results of operations for its fiscal year ended June 30, 1994 have been combined with the Company's results of operations for its year ended December 31, 1993.

On August 12, 1994, Anchor had acquired The Lincoln Savings Bank, FSB ("Lincoln"), headquartered in New York, New York, for $80.0 million in cash in a transaction that was accounted for using the purchase method of accounting (the "Lincoln Acquisition"). Accordingly, the impact of the absorption of Lincoln's operations is only reflected in the Company's consolidated financial statements from the date of acquisition. At the time of acquisition, Lincoln had total assets of $2.0 billion, loans receivable, net, of $1.2 billion and total deposits in 14 branches of $1.8 billion.

On May 25, 1994, the Bank consummated a reorganization (the "Reorganization") under which it became a subsidiary of the Holding Company, which was formed for the purpose of becoming the holding company for the Bank. The corporate existence of the Bank has continued unaffected by the Reorganization, except that all of the outstanding common stock of the Bank is owned by the Holding Company. In connection with the Reorganization, common shares of the Bank were converted, on a one-for-one basis, into shares of common stock of the Holding Company. The Holding Company is a savings and loan holding company by virtue of its ownership of all of the outstanding common stock of the Bank.

The Company, in addition to the Merger, achieved several significant goals during 1995. First, the Company improved its asset quality by reducing non-performing assets by approximately $100 million, or 24%. Second, the Company substantially completed the integration of operations following the Merger and achieved a substantial portion of the aggregate reductions in general and administrative ("G&A") expense of approximately $68 million anticipated as a result of the Merger and the Lincoln Acquisition. Third, the Company experienced 14.4% growth in its production of one-to-four family first mortgage and cooperative apartment loans ("residential property loans"). In addition, the Company was able to offset the impact of its de-emphasis during 1995 of its correspondent loan activities by increasing residential property loan originations to $1.6 billion, which was 74.2% higher than in 1994. The Company's loan origination capabilities were enhanced by its acquisitions of the residential property loan origination businesses of two mortgage banking companies during the final quarter of 1995 (see "Operating Strategies" below). Lastly, the Company succeeded in expanding its loans serviced for others portfolio despite the acceleration of loan prepayments as a result of the declining interest rate environment during the year. The total portfolio of loans serviced for others grew by 9.2% during the year and amounted to $9.5 billion at December 31, 1995.

At December 31, 1995, the Bank continued to satisfy the published standards for a well-capitalized institution under the prompt corrective action ("PCA") regulations of the Federal Deposit Insurance Improvement Act of 1991 ("FDICIA").

Operating Strategies
- --------------------

The Company's current operating strategies focus on improving net interest income by reducing its reliance on mortgage-backed securities ("MBS"), which, in general, provide lower yields than the Company's loans, and by reducing its reliance on borrowings, which generally are more volatile than the Company's retail funding sources. In December 1995, as a result of a decision in October 1995 by the Financial Accounting Standards Board (the "FASB") to allow entities a one-time opportunity to reassess their security classifications made pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company transferred securities with an amortized cost of $3.6 billion, including $3.5 billion of MBS, from its held to maturity portfolio to its available for sale portfolio, of which $1.1 billion of such transferred MBS the Company has decided to sell in order to reduce its outstanding borrowings, and accordingly, the size of its balance sheet (the "1995 Balance Sheet Restructuring Plan"). The 1995 Balance Sheet Restructuring Plan, in addition to reducing the Company's reliance on MBS and borrowings, should: (i) enable the Company to improve its net interest margin by eliminating from the MBS portfolio certain lower yielding securities;
(ii) provide the Company with greater flexibility in adjusting to varying interest rate environments; and (iii) provide the Company with the opportunity to further reduce its asset size, should that be deemed appropriate. The
Company anticipates that the sales of the $1.1 billion of MBS designated for sale will be consummated during early

1996. As a result of the decision to sell these securities, the Company recognized a pretax loss of $23.6 million in December 1995, reflecting the write-down of those securities with unrealized losses to estimated fair value.

An additional element of the Company's strategy to improve net interest income is the continued strengthening of its loan origination capabilities. The Company focuses on increasing the level of residential property loan originations through its existing operations. In addition, the Company has pursued a strategy of controlled growth into markets outside of the Company's core residential property lending areas of New York, New Jersey and Connecticut. In accordance with this strategy, the Bank acquired the assets relating to the residential property loan origination businesses of National Mortgage Investments Co., Inc. ("National Mortgage"), headquartered in Griffin, Georgia, and James Madison Mortgage Co. ("Madison Mortgage"), headquartered in Fairfax, Virginia, during the fourth quarter of 1995. When acquired, National Mortgage operated through 24 retail offices located in Georgia, Virginia, South Carolina, and Maryland, while Madison Mortgage operated through five retail offices located in Virginia and Maryland, as well as regional wholesale offices located in South Carolina and Virginia.

Results of Operations
- ---------------------

General The Company's net income for 1995 amounted to $62.2 million, or $0.57 per fully diluted common share, as compared with net income of $28.0 million, or $0.26 per fully diluted common share, for 1994 and net income of $87.6 million, or $0.90 per fully diluted common share, for 1993. Net income for 1995 was adversely affected by the loss of $23.6 million recognized in connection with the 1995 Balance Sheet Restructuring Plan. The results for 1994 were significantly affected by a charge of $92.9 million associated with the cumulative effect on prior years of a change in accounting principle for goodwill as well as by a $58.3 million restructuring charge relating to the Merger. In addition, the results for 1994 included a $129.9 million reduction of the Company's valuation allowance for deferred tax assets that was credited to operations. The results for 1993 also included a reduction in the valuation allowance for deferred tax assets, which amounted to $109.5 million, as well as net gains on sales activities of $36.6 million.

Income before income taxes and the cumulative effect of a change in accounting principle increased to $109.9 million during 1995 from $67.7 million and $19.9 million during 1994 and 1993, respectively. The 62.3% improvement in 1995 as compared with 1994 was largely due to a decline in restructuring and Merger-related expense of $42.9 million and, to a lesser extent, reductions in the provision for loan losses and G&A expense of $16.1 million and $8.6 million, respectively. The impact of these factors was partially offset by a decline in net interest income of $19.5 million and the recognition of losses of $23.6 million during the 1995 fourth quarter in connection with the 1995 Balance Sheet Restructuring Plan. The increase in 1994 as compared with 1993 of $47.8 million was predominantly due to a rise in net interest income of $38.9 million combined with reductions in the provision for loan losses of $39.7 million and other real estate owned ("ORE") expense of $66.4 million. Mitigating the effect of such factors was restructuring and Merger-related expense of $58.3 million incurred during 1994, and a decline in net gains on sales activities of $33.7 million.

Net Interest Income Net interest income was $409.6 million for 1995 as compared with $429.1 million for 1994 and $390.2 million for 1993. The Company's net interest margin was 2.07% for 1995 as compared with 2.36% for 1994 and 2.47% for 1993.

The decline in net interest income in 1995 as compared with 1994 was due in part to the exchange, in December 1994, of all of the then outstanding shares of the Bank's 10 1/2% non-cumulative exchangeable preferred stock (the "Bank Preferred Stock") for $100.0 million in principal amount of 10 1/2% senior notes due November 15, 2005 issued by the Holding Company (the "10 1/2% Senior Notes"). Dividend payments on the Bank Preferred Stock for periods prior to the consummation of this exchange are reflected in the Company's Consolidated Statements of Income as "Minority interest-preferred stock dividend of subsidiary," whereas interest expense on the 10 1/2% Senior Notes is reflected as a component of "Interest expense on borrowed funds." If the dividends on the Bank Preferred Stock for 1994 and 1993 were considered a component of net interest income during those years, net interest income for 1995 as compared with 1994 would have declined $8.0 million (versus an actual decline of $19.5 million) and for 1994 as compared with 1993 would have increased $28.8 million (versus an actual increase of $38.9 million).

Net interest income was favorably affected in 1995 and 1994 as compared with the respective prior years by growth in average interest-earning assets. The Company's average interest-earning assets rose $1.6 billion, or 8.6%, in 1995 compared with 1994 after increasing $2.4 billion, or 15.0%, in 1994 as compared with 1993, reflecting the Company's asset growth strategy during those years in order to improve net interest income. The asset growth was accomplished primarily by purchases of MBS, originations and purchases of loans and by the Lincoln Acquisition, and has been funded primarily by short-term borrowings and Lincoln's deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


Contributing to the decline in the Company's net interest income in 1995 as compared with 1994 was the relatively flat yield curve in existence during the greater part of 1995. The Company's gross yield on interest-earning assets rose 62 basis points in 1995 as compared with 1994, due in part to the lagging nature of a significant portion of the Company's adjustable-rate assets. However, such growth was more than offset by the cost of deposits, which rose by 71 basis points, and the cost of borrowings, which rose by 122 basis points.

During 1994, as compared with 1993, the Company's net interest income was negatively affected by a 19 basis point increase in its cost of funds as compared with an increase of only five basis points in the gross yield on interest-earning assets. Despite the rising interest rate environment during 1994, the growth in the Company's gross yield on interest-earning assets was mitigated by the lagging repricing characteristics of a large segment of its portfolios of adjustable-rate assets. However, the gross yield on interest-earning assets was favorably affected in 1994 as compared with 1993 by a significant reduction in MBS premium amortization due largely to the declining level of prepayments of the loans underlying the securities as a result of the higher interest rate environment during 1994 as compared with 1993.

The Company's net interest income was also affected by its utilization of certain derivative financial instruments in managing its interest rate risk exposure. Such financial instruments resulted in an increase in net interest income of $10.6 million in 1995 as compared with reductions in net interest income of $14.4 million and $19.9 million in 1994 and 1993, respectively. For a further discussion of the Company's hedging activities, see "Management of Interest Rate Risk--Hedging Activities" below.

While the Company experienced declines in its net interest margin and net interest income in each of the 1995 first, second and third quarters, as compared with the respective preceding quarters, the net interest margin for the fourth quarter of 1995 of 2.05% was unchanged from the preceding quarter's level, and net interest income increased $1.7 million, or 1.8%, quarter-to-quarter. Assuming a continuation of the existing interest rate environment, the Company currently anticipates that net interest income and the net interest margin during 1996 will benefit somewhat from the impact of the 1995 Balance Sheet Restructuring Plan, but that net interest income and the net interest margin will also be subject to downward pressure if the level of the Company's MBS prepayments, which rose sharply during the second half of 1995 as compared with the first half of the year, increase significantly from their current high levels, resulting in accelerated premium amortization. However, it should be noted that a significant portion of the MBS anticipated to be sold during 1996 in connection with the 1995 Balance Sheet Restructuring Plan had been acquired at a premium and had been subject to high prepayment levels.

The following table sets forth the Company's consolidated average statement of financial condition, net interest income, the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Average balances are computed on a daily basis. Non-accrual loans are included in average balances.

                                                                For the Years Ended December 31,
                        -----------------------------------------------------------------------------------------------------------
                                        1995                                  1994                                  1993
                                                 Average                                  Average                          Average
                            Average               Yield/       Average                     Yield/       Average             Yield/
(Dollars in thousands)      Balance     Interest    Cost       Balance     Interest          Cost       Balance  Interest     Cost
- ----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning
 assets:
  First mortgage loans  $ 7,553,738  $   556,395    7.37%  $ 6,706,711   $  459,086          6.85%  $ 5,637,444  $395,040     7.01%
  Cooperative
   apartment loans        1,192,605       91,657    7.69     1,116,837       78,989          7.07     1,097,392    80,978     7.38
  Consumer and
   business loans           801,898       74,374    9.27       757,841       62,512          8.25       761,624    60,420     7.93
  MBS                     9,187,208      567,885    6.18     8,707,723      482,829          5.54     7,310,187   386,017     5.28
  Investment securities     460,049       32,596    7.09       515,471       36,160          7.01       633,843    45,391     7.16
  Money market
   investments              583,510       34,224    5.87       405,266       17,286          4.27       387,824    12,265     3.16
- ------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning
 assets                  19,779,008  $ 1,357,131    6.86%   18,209,849   $1,136,862          6.24%   15,828,314  $980,111     6.19%
Other assets                721,586                            618,210                                  671,637
- ------------------------------------------------------------------------------------------------------------------------------------
Total assets            $20,500,594                        $18,828,059                              $16,499,951
- ------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES, PREFERRED
STOCK OF SUBSIDIARY
AND STOCKHOLDERS'
EQUITY
Interest-bearing
 liabilities:
  Deposits:
    Demand              $ 1,052,485  $    10,849    1.03%  $ 1,024,508   $   10,953          1.07%  $ 1,024,483  $ 11,019     1.08%
    Savings               2,981,762       72,721    2.44     3,690,531      102,791          2.79     3,990,359   127,700     3.20
    Money market          2,176,214       85,627    3.93     1,548,453       56,285          3.63     1,121,221    32,927     2.94
    Time                  6,410,394      355,255    5.54     5,461,662      234,540          4.29     5,570,954   239,829     4.30
- ----------------------------------------------------------------------------------------------------------------------------------
Total deposits           12,620,855      524,452    4.16    11,725,154      404,569          3.45    11,707,017   411,475     3.51
  Borrowed funds          6,777,524      423,053    6.24     6,045,142      303,216          5.02     3,874,558   178,464     4.61
- ----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities             19,398,379  $   947,505    4.88%   17,770,296   $  707,785          3.98%   15,581,575  $589,939     3.79%
- ----------------------------------------------------------------------------------------------------------------------------------
Other liabilities           154,102                            101,475                                   98,236
Preferred stock
 of subsidiary                   --                             96,164                                   25,000
Stockholders' equity        948,113                            860,124                                  795,140
- ------------------------------------------------------------------------------------------------------------------------------------
Total liabilities,
 preferred stock of
 subsidiary and
 stockholders equity    $20,500,594                        $18,828,059                              $16,499,951
====================================================================================================================================
Net interest income                  $   409,626                         $  429,077                              $390,172
====================================================================================================================================
Excess of interest-
 earning assets over
 interest-bearing
 liabilities            $   380,629                        $   439,553                              $   246,739
====================================================================================================================================
Interest rate spread                                1.98%                                    2.26%                             2.40%
====================================================================================================================================
Net interest margin                                 2.07%                                    2.36%                             2.47%
====================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


The following table sets forth, for the years indicated, the changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities and the amounts attributable to changes in average balances (volume) and average interest rates (rate). The change in interest income and interest expense attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.



                                                 For the Years Ended December 31,
- ----------------------------------------------------------------------------------------------------
                                        1995 Versus 1994                    1994 Versus 1993
                                       Increase (Decrease)                 Increase (Decrease)
                                --------------------------------------------------------------------
                                    Due to       Due to                 Due to     Due to
(In thousands)                      Volume        Rate       Total      Volume       Rate      Total
- ----------------------------------------------------------------------------------------------------
Interest income:
  First mortgage loans            $ 60,733    $ 36,576    $ 97,309    $ 73,382   $ (9,336)  $ 64,046
  Cooperative apartment loans        5,563       7,105      12,668       1,417     (3,406)    (1,989)
  Consumer and business loans        3,778       8,084      11,862        (301)     2,393      2,092
  MBS                               27,576      57,480      85,056      76,725     20,087     96,812
  Investment securities             (3,924)        360      (3,564)     (8,321)      (910)    (9,231)
  Money market investments           9,142       7,796      16,938         574      4,447      5,021
- ----------------------------------------------------------------------------------------------------
  Total interest income            102,868     117,401     220,269     143,476     13,275    156,751
- ----------------------------------------------------------------------------------------------------
Interest expense:
  Deposits:
    Demand                             294        (398)       (104)         --       (66)       (66)
    Savings                        (18,251)    (11,819)    (30,070)     (9,139)   (15,770)   (24,909)
    Money market                    24,382       4,960      29,342      14,383      8,975     23,358
    Time                            45,170      75,545     120,715      (4,695)      (594)    (5,289)
- ----------------------------------------------------------------------------------------------------
  Total deposits                    51,595      68,288     119,883         549     (7,455)    (6,906)
  Borrowed funds                    39,711      80,126     119,837     107,654     17,098    124,752
- ----------------------------------------------------------------------------------------------------
  Total interest expense            91,306     148,414     239,720     108,203      9,643    117,846
- ----------------------------------------------------------------------------------------------------
Net interest income               $ 11,562    $(31,013)    $(19,451)   $ 35,273   $  3,632   $ 38,905
====================================================================================================

Provision for Loan Losses The Company's provision for loan losses declined to $39.7 million in 1995 from $55.8 million in 1994 and $95.5 million in 1993. The provision for loan losses, as further discussed in "Management of Credit Risk--Allowance for Loan Losses" below, is predicated upon the Company's assessment of the adequacy of the allowance for loan losses. The year-to-year reductions in the provision for loan losses were principally attributable to the improving asset quality of the Company's loans receivable portfolio. The provision for loan losses during 1995 and 1994 was substantially associated with the Company's residential property loan portfolio originated in years prior to 1993. During 1994, the level of the Company's provision for loan losses was significantly affected by the loss experience on certain non-performing cooperative apartment loans and by residential first mortgage loans located in certain New England states that were not included in the bulk sales of $264.6 million of non-performing assets during the 1994 first quarter (the "1994 Bulk Sales"). The provision for loan losses in 1993 reflected, among other things, assumptions with respect to the future performance of the loan portfolio in light of the contracted 1994 Bulk Sales, which resulted in significant charge-offs in 1993.

Non-Interest Income Non-interest income declined $13.1 million in 1995 and $43.3 million in 1994 as compared with the corresponding prior years. The following table reflects the components of the Company's non-interest income for the years ended December 31:

(In thousands)                      1995      1994      1993
- ------------------------------------------------------------
Net (losses) gains on
 sales activities               $(12,415)  $ 2,925  $ 36,606
Fee and other
 non-interest income:
  Loan servicing fees, net        30,452    28,213    30,001
  Securities and insurance
   brokerage fees                 15,532    16,885    22,336
  Banking service
   fees and other                 32,598    31,244    33,582
- ------------------------------------------------------------
Total fee and other
 non-interest income              78,582    76,342    85,919
- ------------------------------------------------------------
Total non-interest income       $ 66,167   $79,267  $122,525
============================================================

Net (Losses) Gains on Sales Activities The following table summarizes the components of net (losses) gains on sales activities for the years ended December 31:

(In thousands)                        1995      1994      1993
- --------------------------------------------------------------
Net gains (losses) on sales of
 loans held for sale,
 including securitized loans      $  2,344   $(3,457)  $ 2,171
Net gains on sales of
 loan servicing rights                 738     1,823     4,841
Loan sale recourse expense            (423)   (2,742)   (4,411)
Net (losses) gains on sales,
 revaluations and calls
 of securities                     (29,044)    2,909    14,619
Net gains on sales of branches      18,637     1,730    19,308
Other net (losses) gains            (4,667)    2,662        78
- --------------------------------------------------------------
Net (losses) gains on
 sales activities                 $(12,415)  $ 2,925   $36,606
==============================================================

In connection with its mortgage banking operations, the Company recognized a net gain on sales of loans of $2.3 million during 1995, as compared with a net loss of $3.5 million during 1994 and a net gain of $2.2 million during 1993. Net gains on sales of loans from the Company's held for sale portfolio during 1995 were positively affected by the Company's adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights," on January 1, 1995 (see "Amortization of MSR" below). The Company, from time-to-time, also sells loan servicing rights as part of its mortgage banking operations, net gains on which amounted to $0.7 million, $1.8 million and $4.8 million during 1995, 1994 and 1993, respectively.

In connection with the sale in prior years of certain residential property loans and multifamily first mortgage loans with limited recourse, the Company maintains an accrued liability for recourse-related expenses such as interest previously advanced that may not be recovered upon disposition. Additions to this reserve are reflected as loan sale recourse expense. Credit losses on the principal amount of loans sold with limited recourse are provided for in the Company's allowance for loan losses. Loan sale recourse expense declined to $0.4 million for 1995 from $2.7 million and $4.4 million for 1994 and 1993, respectively, reflecting the improving performance of the related loans. For a further discussion of loans sold with recourse, see "Management of Credit Risk--Loans Sold with Recourse" below.

The Company recognized net losses on sales, revaluations and calls of securities of $29.0 million during 1995 as compared with net gains of $2.9 million and $14.6 million during 1994 and 1993, respectively. The net losses during 1995 were principally attributable to the loss of $23.6 million recognized on the planned sales of approximately $1.1 billion of MBS in connection with the 1995 Balance Sheet Restructuring Plan. The net losses during 1995 also reflected $3.3 million of losses upon the recognition of other than temporary impairments in value of certain MBS (see "Management of Credit Risk--MBS" below). The net gains in 1994 were principally associated with sales of $311.4 million of MBS, primarily those securities acquired in the Lincoln Acquisition. The net gains in 1993 were largely due to sales of $1.4 billion of MBS and $191.3 million of investment securities. Such sales were primarily made in connection with the Company's downsizing efforts during a portion of 1993 and in anticipation of future declines in value of certain MBS resulting from high prepayment levels of the loans underlying the securities. Net gains during 1993 were adversely affected by losses recognized on issuer calls of securities that were transferred from 1983 to 1985 by the Company to trusts under agreements that provided for a "put" of these securities back to the Company under certain circumstances. When one of these securities is called by its issuer prior to maturity, the difference between the current carrying value of the security and the current related put fund liability (which is ordinarily amortized to interest expense over the anticipated remaining life of the put fund liability) is reflected in net (losses) gains on sales activities. During 1993, a relatively large number of underlying securities were the subject of calls. In light of both realized and anticipated calls, the Company recorded a $7.4 million net charge for 1993.

During 1995, the Company sold four Florida branches and one New York branch with aggregate deposits at time of sale of approximately $283 million and recognized a net gain of $18.6 million. The net gains on branch sales in 1994 of $1.7 million resulted from the sale of three branches in Florida and one branch in New Jersey, which had aggregate deposits at time of sale of approximately $63 million. The Company recognized net gains on branch sales during 1993 of $19.3 million. The branches sold during 1993, which had aggregate deposits at time of sale of approximately $1.2 billion, included 12 upstate New York branches, as well as certain New Jersey and Florida branches.

Fee and Other Non-Interest Income Loan servicing fees, net, increased $2.2 million, or 7.9%, in 1995 as compared with 1994 after declining $1.8 million, or 6.0%, in 1994 as compared with 1993. The improvement in 1995, as compared with 1994, reflects in large part growth in the average level of the loans serviced for others portfolio coupled with a decline in amortization of capitalized excess servicing. The impact of these factors was partially offset by a decline in the average loan servicing fee rate. The decrease in loan servicing fees, net, in 1994, as compared with 1993, was principally due to a reduction in the average level of the loans serviced for others portfolio. At December 31, 1995, the Company serviced $9.5 billion of loans for others, which reflects growth of $801.5 million, or 9.2%, from December 31, 1994. The Company expects the level of the loans serviced for others portfolio to be favorably affected in the near term by a high level of production of fixed-rate residential property loans, the majority of which are sold into the secondary market with servicing retained, as a result of the current relatively lower long-term interest rate environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


However, as a result of this lower interest rate environment, prepayments of the existing loans underlying the loans serviced for others portfolio are also expected to remain high.

Securities and insurance brokerage fee income declined $1.4 million, or 8.0%, in 1995 as compared with 1994 following a decline of $5.5 million, or 24.4%, in 1994 as compared with 1993. Such declines were principally attributable to a lower volume of sales of annuities and mutual funds due to competitive influences and a reduced number of sales outlets.

Banking service fees and other non-interest income rose $1.4 million in 1995 as compared with 1994 after declining $2.3 million in 1994 as compared with 1993. The level of the Company's income from banking service fees increased to $22.3 million in 1995 from $20.0 million in 1994 and from $19.3 million in 1993, largely reflective of the Lincoln Acquisition, the effect of which was somewhat mitigated by branch sale activities. Other non-interest income, consisting primarily of loan-related fees, declined $1.0 million during 1995 as compared with 1994 following a decline of $3.0 million during 1994 as compared with 1993.

Non-Interest Expense Total non-interest expense declined to $326.2 million for 1995 from $373.4 million for 1994 and $396.0 million for 1993. The following table sets forth the components of non-interest expense for the years ended December 31:

(In thousands)                    1995      1994      1993
- ----------------------------------------------------------
G&A expense:
  Compensation and
   employee benefits          $131,721  $136,786  $129,256
  Occupancy and
   equipment, net               58,285    56,447    54,227
  Federal deposit
   insurance premiums           21,373    31,214    35,474
  Other                         74,522    70,027    75,798
- ----------------------------------------------------------
Total G&A expense              285,901   294,474   294,755
ORE expense, net                12,892    11,013    77,393
Amortization of mortgage
 servicing rights ("MSR")       12,107     9,664    19,884
Restructuring and
 Merger-related expense         15,331    58,258     4,000
- ----------------------------------------------------------
Total non-interest expense    $326,231  $373,409  $396,032
==========================================================

G&A Expense The largest component of non-interest expense is G&A expense, which amounted to $285.9 million, or 1.39% of average assets, for 1995, as compared with $294.5 million, or 1.56% of average assets, for 1994 and $294.8 million, or 1.79% of average assets, for 1993. The decline in G&A expense of $8.6 million in 1995 as compared with 1994 occurred despite the full year impact of the Lincoln Acquisition and the acquisitions of the residential property loan origination businesses of National Mortgage and Madison Mortgage during the fourth quarter of 1995. This decline resulted principally from the effect of the reduced assessment rate, effective June 1, 1995, on the portion of the Bank's deposits that are insured by the Bank Insurance Fund ("BIF") of the FDIC (see further discussion below) and the cost savings initiatives associated with the Merger.

The Company has achieved a substantial portion of the annual G&A expense reductions relating to the Merger of $50 million, in addition to the $18 million of such annualized expense reductions from the Lincoln Acquisition. The cost savings associated with the Merger are being achieved principally through the integration of operations, including a total reduction in the combined staff of approximately 20%, elimination of excess space, and consolidation of data processing and other operations. However, the effect of such cost savings realized to date, and anticipated to be realized in the future, has been, and will continue to be, partially offset by additional expenses incurred in the normal course of the Company's operations, including from business expansion, lease escalations, wage and benefit increases and similar factors.

Compensation and employee benefits expense declined $5.1 million in 1995 as compared with 1994 following an increase of $7.5 million in 1994 as compared with 1993. The 3.7% decline in 1995 as compared with 1994 was principally attributable to the staff reductions associated with the Merger. These staff reductions commenced near the end of the first quarter of 1995 and are expected to continue into mid-1996. In connection with the Merger, approximately 600 positions were identified for elimination, of which, as of December 31, 1995, approximately 50 remain to be eliminated. Related severance benefits in 1995 amounted to $18.9 million and have been charged to the Company's restructuring accrual. The impact of the Merger-related staff reductions during 1995 was mitigated by the effects of an increase in pension expense, the Lincoln Acquisition and by the staff additions associated with the acquisitions during the 1995 fourth quarter of the residential property loan origination businesses of National Mortgage and Madison Mortgage. Principal factors contributing to the 5.8% rise in compensation and employee benefits expense in 1994 as compared with 1993 were increases in the employee complement associated primarily with the Lincoln Acquisition and growth of the Company's mortgage banking operation in 1994 as well as the impact of a $1.4 million credit during 1993 related to the curtailment of pension benefits attributable to reductions in staff. These factors were partially offset by staff reductions associated with branch sales and other strategies of the Company and a decline in securities and insurance brokerage commissions commensurate with the lower sales volume of these services in 1994 as compared with 1993. The Company's full-time equivalent employee complement amounted to 2,697 at December 31, 1995, a decline of 15.0% from the level at December 31, 1994.

Occupancy and equipment expense, net, rose $1.8 million in 1995 and $2.2 million in 1994 as compared with the corresponding prior years. Such increases were principally attributable to the effect of the Lincoln Acquisition, the impact of which was mitigated by branch sales, and in 1995 as compared with 1994, branch consolidations and other Merger-related efficiencies. Certain of the Company's occupancy and equipment Merger-related savings were not achieved until the latter part of 1995, while other such savings will continue to be realized during 1996. The level of occupancy and equipment expense, net, during 1996 will also be affected by the acquisition of the residential property loan origination businesses of National Mortgage and Madison Mortgage.

Federal deposit insurance premiums expense declined $9.8 million and $4.3 million in 1995 and 1994, respectively, as compared with the corresponding prior years as a result of lower average combined premium assessment rates, the impact of which was mitigated by the additional premiums associated with the deposits acquired in the Lincoln Acquisition. On August 8, 1995, the FDIC adopted a final rule, effective as of June 1, 1995, changing the assessment rates on BIF-insured deposits, which represent approximately 60% of the Bank's insured deposits, to a range of between 4 to 31 basis points for each $100 of insured deposits from the previous range of between 23 to 31 basis points. In addition, on November 14, 1995, the FDIC voted to further lower BIF-insured deposit assessment rates for all assessment categories by 4 basis points for each $100 of insured deposits effective for the first semi-annual assessment period of 1996, subject to a statutory requirement that all institutions pay at least $2,000 annually. The existing assessment rate schedule for deposits insured under the Savings Association Insurance Fund ("SAIF") of the FDIC of between 23 and 31 basis points for each $100 of SAIF-insured deposits was not affected by either of the above actions. The actual assessment rate for both BIF- and SAIF-insured deposits continues to depend on an institution's capital levels and regulatory status. For a discussion of various legislative proposals regarding the imbalance in deposit insurance premiums that has resulted from these actions, see "Pending Legislation" below.

Other G&A expense increased $4.5 million for 1995 as compared with 1994 after declining $5.8 million for 1994 as compared with 1993. The increase for 1995 as compared with 1994 was principally due to an increase in legal expense. The decline in 1994 as compared with 1993 was largely due to a reduction in amortization of goodwill from $7.3 million for 1993 to $0.9 million for 1994 primarily reflecting the elimination of $92.9 million of goodwill on January 1, 1994 in connection with the Company's adoption on that date of a new accounting principle for certain of the Company's goodwill (see "Cumulative Effect of a Change in Accounting Principle" below).

ORE Expense, Net ORE expense, net, increased $1.9 million in 1995 as compared with 1994 following a decline of $66.4 million in 1994 compared with 1993. The 85.8% decline in such expense in 1994 as compared with 1993 reflects, among other factors, a decline in the level of ORE outstanding and the impact of the 1994 Bulk Sales. The following table sets forth the significant components of ORE expense, net, for the years ended December 31:

(In thousands)                  1995      1994      1993
- --------------------------------------------------------
Provision for losses         $ 6,879   $ 4,665   $54,041
Net gains on sales            (1,520)   (4,165)   (3,933)
Operating expense, net of
 rental income                 7,533    10,513    27,285
- --------------------------------------------------------
Total ORE expense, net       $12,892   $11,013   $77,393
========================================================

The Company's provision for losses on ORE includes charges to maintain the carrying value of ORE at the lower of cost or estimated fair value less selling expenses, as well as charges for potential future declines in the estimated fair value of ORE. Further provisions for losses on ORE may be required in the event of future adverse changes in economic and other conditions that the Company is unable to predict. See "Management of Credit Risk--Non-Performing Assets" for a discussion of expected future levels of ORE expense, net.

Amortization of MSR Amortization of MSR increased $2.4 million, or 25.3%, for 1995 as compared with 1994 after declining $10.2 million, or 51.4%, for 1994 as compared with 1993. These changes are principally reflective of the level of long-term interest rates during those years, which declined during 1995 after increasing during 1994, and the resultant impact on the actual and anticipated level of prepayments of the loans underlying the MSR portfolio. A continuation of the relatively lower long-term interest rate environment could result in increased amortization of MSR in future periods. The level of amortization of MSR in 1995 and 1994 as compared with the respective prior years also reflects the growth in the Company's MSR asset. Amortization of MSR in 1995 was reduced by $0.8 million as a result of the Company's utilization of interest rate floor agreements to hedge certain of its MSR against the negative impact of high prepayment levels of the underlying loans. These agreements did not have a material effect upon the amortization of MSR in 1994 or 1993. The increase in amortization of MSR in 1995 as compared with 1994 also reflects, as further discussed below, the Company's adoption of SFAS No. 122.

SFAS No. 122, which amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," requires the recognition, as separate assets, of the rights to service mortgage loans (which includes cooperative apartment loans) sold, whether those rights are acquired through loan purchase or loan origination activities. Prior to the adoption of SFAS No. 122, only those rights to service mortgage loans acquired through purchase transactions were recognized as assets by the Company. In addition, the previously existing requirement in SFAS No. 65 to offset gains on the sales of loans against any related servicing right assets was eliminated by SFAS No. 122. The initial capitalization

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


of MSR is predicated upon an allocation of the total cost of the related loans to the MSR and the loans (without the MSR) based on their relative estimated fair values. MSR are amortized in proportion to and over the period of estimated net servicing income.

SFAS No. 122 requires MSR to be assessed for impairment based upon their estimated fair value. For the purpose of such assessment, an enterprise must stratify its MSR based on one or more of the predominant risk characteristics of the underlying loans. The Company stratifies its MSR, including those purchased MSR capitalized prior to the adoption of SFAS No. 122, by interest rate and type of loan (i.e., adjustable-rate and fixed-rate). As necessary, impairment of MSR is recognized through a valuation allowance for each impaired stratum with a corresponding charge to "Amortization of MSR," with such individual allowances adjusted in subsequent periods to reflect changes in the measurement of impairment. No valuation allowance for MSR impairment was required to be maintained by the Company at December 31, 1995. The recognition of estimated fair value in excess of the capitalized MSR, net of amortization, is prohibited.

Prior to the Company's adoption of SFAS No. 122, the recoverability and carrying values of purchased MSR were determined through a discounted cash flow analysis utilizing a discount rate equal to the higher of the current market rate or the implicit rate at the time of acquisition.

Restructuring and Merger-Related Expense Total restructuring and Merger-related expense recognized during 1995 amounted to $15.3 million and resulted from a revision of the estimated remaining restructuring costs to be incurred in connection with the Merger and the recognition of a variety of operating expenses directly attributable to the Merger. The total amount of such costs recognized during 1994 was $58.3 million and included various transaction fees, such as legal, accounting and investment banking services, of $14.3 million, severance and other personnel costs of $21.3 million, facilities and systems restructuring costs of $18.8 million and other related costs of $3.9 million. For a further discussion of restructuring expenses associated with the Merger, see Note 2 of Notes to the Consolidated Financial Statements.

The Company recognized $4.0 million of restructuring expense during 1993 in connection with the implementation of certain operational changes, including those related to the 1994 Bulk Sales and the termination of an agreement to lease additional space at the Bank's primary operations facility.

Minority Interest--Preferred Stock Dividend of Subsidiary Dividends declared and paid by the Bank on the Bank Preferred Stock and reflected as "Minority interest-preferred stock dividend of subsidiary" in the Company's Consolidated Statements of Income amounted to $11.4 million and $1.3 million for 1994 and 1993, respectively. In the fourth quarter of 1994, each outstanding share of the Bank Preferred Stock was exchanged for $1,000 principal amount of the 10 1/2% Senior Notes. Interest expense on the 10 1/2% Senior Notes, which is reflected in net interest income, is deductible for income tax purposes, while the dividends on the Bank Preferred Stock were not deductible.

Income Taxes During 1995, the Company recorded income tax expense of $47.7 million as compared with an income tax benefit during 1994 and 1993 of $53.1 million and $69.0 million, respectively. As further discussed below, the income tax benefit recognized during each of 1994 and 1993 resulted primarily from reductions in the Company's valuation allowance for deferred tax assets during those years.

During 1994, based primarily on the increased likelihood, in the Company's judgment (giving consideration to, among other factors, anticipated benefits of the Merger and improved asset quality), of the Company generating future taxable income necessary to realize its deferred tax asset, the Company reversed its remaining deferred tax asset valuation allowance, which resulted in the recognition of $129.9 million of income tax benefits. Partial reductions in the amount of $109.5 million in the valuation allowance offsetting the Company's deferred tax asset had been recognized during 1993 as a result of several factors that positively affected the Company's outlook for future earnings.

The Company also reconsidered certain tax planning strategies during 1994 in order to maximize the realization of the deferred tax attributes. This resulted in additional current income tax expense of $20.5 million during 1994 and a reduction in the Company's gross deferred tax asset by $12.2 million.

Cumulative Effect of a Change in Accounting Principle Effective January 1, 1994, the Company adopted SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," for that portion of its goodwill not previously being accounted for under the provisions of this statement. Such goodwill was associated with a thrift acquisition initiated prior to the effective date of SFAS No. 72. In connection therewith, the Company's method of amortizing such goodwill was changed from the straight-line method to the interest method over the expected remaining lives of the long-term interest-earning assets acquired. The cumulative effect on prior years of this change in accounting principle was $92.9 million, which was reflected as a charge to the 1994 first quarter's operations.

In accordance with the provisions of SFAS No. 115, which the Company adopted effective December 31, 1993, the Company changed its method of measuring impairment for interest-only MBS from an undiscounted cash flow basis to estimated fair value. This change resulted in the Company recognizing impairment of interest-only MBS as of the date of adoption of SFAS No. 115 of $1.2 million, net of the income tax effect.

Management of Interest Rate Risk
- --------------------------------

General Interest rate risk is managed by the Company through asset/liability strategies designed to maintain acceptable levels of interest rate exposure throughout a range of interest rate environments. These strategies are intended not only to protect the Company from significant long-term declines in net interest income as a result of unfavorable changes in the interest rate environment, but also to mitigate the negative effect of such interest rate changes upon the Company's mortgage banking operating results. The Company seeks to contain its interest rate risk within a band that it believes is manageable and prudent given the Company's capital and income generating capacity.

The Company's sensitivity to interest rates is driven by the mismatch between the term to maturity or repricing of its interest-earning assets and that of its interest-bearing liabilities. As is typical of most thrifts, the Company's interest-bearing liabilities reprice or mature, on average, sooner than its interest-earning assets. This difference is often referred to as duration gap. The Company's duration gap can vary under alternative interest rate scenarios due to changes in consumer preferences as they relate to product mix, incentives to refinance loans that are directly related to interest rates and other interest rate-related characteristics of specific assets and liabilities.

The Company is also exposed to interest rate risk arising from the "option risk" embedded in many of the Company's interest-earning assets. Mortgages and MBS, for example, may contain prepayment options, interim and lifetime interest rate caps and other such features driven or otherwise influenced by changes in interest rates. Prepayment option risk affects mortgage-related assets in both rising and falling interest rates as the financial incentive to refinance mortgages is directly related to the level of current mortgage interest rates relative to the existing note rates.

Extension risk on mortgage-related assets is the risk that the duration of such assets increases as a result of declining prepayments due to rising interest rates. Certain mortgage-related assets are more sensitive to changes in interest rates than others, resulting in a higher risk profile. Since the Company's liabilities are not similarly affected, the Company's overall duration gap generally increases as interest rates rise. In addition, in a rising interest rate environment, adjustable-rate assets may reach interim or lifetime interest rate caps, thereby limiting the amount of upward adjustment, which effectively lengthens the duration of such assets. At December 31, 1995, approximately $10.6 billion of mortgage and mortgage-related assets were subject to such caps.

Lower interest rate environments may also present interest rate exposure. Generally, lower interest rate environments tend to accelerate prepayment rates, which both shorten the duration of mortgage and mortgage-related assets and accelerate the amortization of premiums paid in the acquisition of these assets. The recognition of premiums over a shorter than expected term causes yields on assets with premiums to decline from anticipated levels.

The Company is also exposed to interest rate risks resulting from the change in the shape of the yield curve (i.e. flattening, steepening and inversion; also called "yield curve twist risk") and to differing indices upon which the yield on the Company's assets and liabilities are based ("basis risk"). As discussed above in "Results of Operations--Net Interest Income," the relatively flat yield curve in existence during the greater part of 1995 negatively affected the Company's net interest income as a result of the compression of the spread between the pricing of the Company's interest-earning assets (particularly those linked to the one-year Treasury and lagging cost of funds indices) and its short-term borrowings. This negative effect on net interest income may continue into 1996 if the yield curve remains relatively flat.

In order to reduce its sensitivity to interest rate risk, the Company's investment strategy has emphasized adjustable-rate assets and fixed-rate medium-term assets. Of the Company's total interest-earning assets of $19.5 billion at December 31, 1995, approximately $12.7 billion, or 65%, were adjustable-rate. Of such adjustable-rate assets, approximately 50% were linked to U.S. Treasury instruments and approximately 40% were linked to various cost of funds indices, which lag changes in market interest rates, including the National Median Cost of Funds Index and the 11th District Cost of Funds Index. The Company also seeks to extend the maturity of its short-term or frequently repricing liabilities or, alternatively, to reduce the maturity or increase the repricing frequency of its assets, by using derivative financial instruments.

In evaluating and managing its interest rate risk, the Company employs simulation models to help assess its interest rate risk exposure and the impact of alternative interest rate scenarios and the probability of occurrence. The effect of adjustable-rate loan indices, periodic and lifetime interest rate adjustment caps, estimated loan prepayments, anticipated deposit retention rates and other dynamics of the Company's portfolios of interest-earning assets and interest-bearing liabilities are considered in such projections.

Hedging Activities The Company utilizes a variety of derivative financial instruments to assist in managing its interest rate risk exposure, but does not utilize such instruments for speculative purposes. Derivative financial instruments employed by the Company at December 31, 1995 were interest rate swaps, caps and floors, forward contracts, and options. The Company has also utilized interest rate futures, but had no such instruments outstanding at December 31, 1995. The Company has not entered into derivative financial instrument agreements containing embedded short-option positions.

At December 31, 1995, the notional amount of derivative financial instruments utilized by the Company in managing net interest income amounted to $2.6 billion as compared with $3.6 billion at the prior year end. The Company reduced its reliance on such derivative financial instrument

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


agreements during 1995 primarily as a result of the significant decline in interest rates during the year. In particular, as the declining interest rate environment during 1995 resulted in an increase in prepayments of mortgage loans, including those underlying the Company's MBS portfolio, the mismatch in expected maturity between such assets and the interest-bearing liabilities funding them was reduced. This decline in relative mismatch is a direct reduction of the Company's interest rate risk.

With regard to its mortgage banking activities, the Company hedges its exposure to changes in interest rates on commitments to originate loans for sale in the secondary market. In addition, the Company utilizes interest rate floor agreements to minimize the impact of the potential loss of net future servicing revenues associated with certain of its MSR as a result of an increase in loan prepayments, which is generally triggered by declining interest rates. The total notional amount of derivative financial instruments utilized in connection with the Company's mortgage banking activities amounted to $1.3 billion and $1.5 billion at December 31, 1995 and 1994, respectively.

The following table summarizes, by category of asset or liability hedged, the notional amount and estimated fair value of the Company's outstanding derivative financial instruments at December 31, 1995 and 1994.

                               Interest     Interest                   Interest     Interest
                                   Rate         Rate   Forward             Rate         Rate
(In thousands)                    Swaps      Futures Contracts             Caps       Floors  Options         Total
- -------------------------------------------------------------------------------------------------------------------
1995:
Notional amount:
  Loans held for sale       $        --  $        --  $ 69,676      $        --  $        --  $10,000   $    79,676
  MBS available for sale             --           --        --          877,118           --       --       877,118
  MBS held to maturity               --           --        --          366,061           --       --       366,061
  Loans receivable              212,747           --        --               --           --       --       212,747
  MSR                                --           --        --               --    1,219,776       --     1,219,776
  Deposits                      150,000           --        --               --           --       --       150,000
  Borrowings                    928,000           --        --               --           --   37,000       965,000
- -------------------------------------------------------------------------------------------------------------------
Total notional amount        $1,290,747   $       --  $ 69,676       $1,243,179   $1,219,776  $47,000    $3,870,378
- -------------------------------------------------------------------------------------------------------------------
Estimated fair value         $   (6,499)  $       --  $   (709)      $    1,362   $    1,026  $    92    $   (4,728)
===================================================================================================================
1994:
Notional amount:
  Loans held for sale       $        --   $       --  $144,250       $       --   $       --  $    --    $  144,250
  MBS available for sale             --      154,000   107,000               --           --       --       261,000
  MBS held to maturity               --      465,100        --               --           --       --       465,100
  MSR                                --           --        --               --    1,366,685       --     1,366,685
  Loans receivable              453,280       92,800        --               --           --      300       546,380
  Deposits                      750,000           --        --               --           --       --       750,000
  Borrowings                    500,000    1,065,000        --               --           --   45,000     1,610,000
- -------------------------------------------------------------------------------------------------------------------
Total notional amount       $ 1,703,280   $1,776,900  $251,250       $       --   $1,366,685  $45,300    $5,143,415
- -------------------------------------------------------------------------------------------------------------------
Estimated fair value         $   65,458   $    7,478  $    (20)      $       --   $       53  $ 1,300    $   74,269
===================================================================================================================

While the hedging activities engaged in by the Company have served to mitigate the effects of unfavorable interest rate changes, the Company continues to be susceptible to a significant level of interest rate risk. In addition, the protection afforded by the Company's hedging activities is limited to the remaining terms of the related derivative financial instruments.

The derivative financial instruments used by the Company, though chosen to remedy specific risk conditions, may under certain circumstances behave in a manner that is inconsistent with their intended purpose. Thus, such derivatives possess market risk in their own right. The Company has established internal policies that define the extent of historical correlation between a hedge and hedged item prior to the use of the derivative financial instrument as a hedge. The potential exists, however, that this relationship or "basis" may change due to extraordinary circumstances. The Company, also by policy, monitors these relationships at regular intervals to ensure that such correlation is maintained. The Company cannot guarantee that such relationships as have been historically observed will continue.

For additional information concerning the Company's derivative financial instruments, see Note 1, Note 16 and Note 17 of Notes to Consolidated Financial Statements.

Asset/Liability Repricing The measurement of differences (or "gaps") between the Company's interest-earning assets and interest-bearing liabilities that mature or reprice within a period of time is an indication of the Company's sensitivity to changes in interest rates. A negative gap generally indicates that, in a period of rising interest rates, deposit and borrowing costs will increase more rapidly than the yield on loans and securities and, therefore, reduce net interest income. The opposite effect will generally occur in a declining interest rate environment. Low gap ratios generally indicate that an institution is less sensitive to the impact of changing interest rates. Although the Company has a large portfolio of adjustable-rate assets, the protection afforded by such assets in the event of substantial rises in interest rates for extended time periods is limited due to interest rate reset delays, periodic and lifetime interest rate caps, payment caps and the fact that indices used to reprice a portion of the Company's adjustable-rate assets lag changes in market rates. Moreover, in declining interest rate environments or certain shifts in the shape of the yield curve, these assets may prepay at significantly faster rates than otherwise anticipated. It should also be noted that the Company's gap measurement reflects broad judgmental assumptions with regard to repricing intervals for certain assets and liabilities.

At December 31, 1995, the Company had a one-year negative gap, including the effect of hedging activities, of $2.1 billion, or 10.58% of total interest-earning assets. The following table reflects the repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1995. The amount of each asset or liability is included in the table at the earlier of the next repricing date or maturity. Loan and MBS prepayment assumptions utilized in preparing the table are based upon industry standards as well as the Company's historical experience and estimates. Non-performing loans have been included in the "More Than One Through Three Years" category. Savings accounts have been spread ratably over a 20 year period based on the assumption that such accounts are essentially core deposits and in the aggregate have not been generally sensitive to fluctuations in market interest rates. If all savings accounts were included in the "One Year or Less" category, the Company would have had a one-year negative gap at December 31, 1995 of $4.6 billion, or 23.70% of total interest-earning assets.

==============================================================================================================
                                                                            More Than
                                                               One Year   One Through     More Than
(Dollars in millions)                                           or Less   Three Years   Three Years     Total
- --------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans                                                        $  5,320       $ 2,313        $2,337   $ 9,970
  MBS                                                             7,000         1,138           879     9,017
  Other                                                              33            28           416       477
- --------------------------------------------------------------------------------------------------------------
Total interest-earning assets                                    12,353         3,479         3,632    19,464
- --------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits                                                        8,714         1,300         2,558    12,572
  Borrowings                                                      6,327           126           162     6,615
- --------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                               15,041         1,426         2,720    19,187
- --------------------------------------------------------------------------------------------------------------
Impact of hedging activities                                       (629)          478           151        --
- --------------------------------------------------------------------------------------------------------------
Gap (repricing difference)                                     $ (2,059)      $ 1,575        $  761   $   277
==============================================================================================================
Cumulative gap                                                 $ (2,059)      $  (484)       $  277
==============================================================================================================
Cumulative ratio of gap to total interest-earning assets        (10.58)%       (2.49)%         1.42%
==============================================================================================================

Management of Credit Risk
- -------------------------

General The Company's major exposure to credit risk results from the possibility that it will not recover amounts due from borrowers or issuers of securities. During the period of 1988 through 1991, the Company experienced a significant deterioration in the quality of its loan portfolio. In response thereto, the Company strengthened its credit risk and related management processes and implemented various strategies designed to reduce the level of non-performing assets, as well as the costs associated with such assets, to acceptable levels and to maintain those levels going forward. In addition to a loan-by-loan/property-by-property disposition strategy, the strategies undertaken by the Company in this regard also included the 1994 Bulk Sales, the utilization of credit enhancements and the purchase and origination of loans through correspondents in order to geographically diversify the loan portfolio. While the Company's asset quality has improved as a result of the implementation of these strategies, the Company cannot predict whether further improvement will be realized in future periods.

MBS In general, the Company's MBS carry a significantly lower credit risk than its loans receivable. Of the aggregate portfolio of MBS held to maturity and available for sale at December 31, 1995 of $9.0 billion, which represented 46.3% of total interest-earning assets at that date, approximately 15%, in total, were issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA"). MBS issued by entities other than FHLMC, FNMA and GNMA ("Privately-Issued MBS") have generally been underwritten by large investment banking firms, with the timely payment of principal and interest on these securities supported ("credit enhanced") in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all of the $7.7 billion portfolio of Privately-Issued MBS held by the Company at December 31, 1995 were rated "AA" or better by one or more of the nationally recognized securities rating agencies. The Privately-Issued MBS are subject to certain credit-related

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


risks normally not associated with MBS issued by FHLMC, FNMA, and GNMA, including the limited loss protection generally provided by the various forms of credit enhancements, as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the provider. Thus, in the event that a provider of a credit enhancement does not fulfill its obligations, the MBS holder could be subject to risk of loss similar to a purchaser of a whole loan pool. The credit enhancements in place at December 31, 1995 on the Privately-Issued MBS should protect the Company from approximately $1.9 billion of possible losses.

During 1995, the Company recognized a $3.3 million loss associated with an other than temporary impairment in value of certain Privately-Issued MBS, which was necessitated by the erosion in the underlying credit enhancements associated with these securities, coupled with the Company's projections of estimated future losses on defaults of the loans underlying the securities. At December 31, 1995, these securities, all of which are classified as available for sale, had a carrying value of $61.2 million and related credit enhancements of $1.6 million. No assurance can be given that future losses on these securities will not be incurred due to a further erosion of the related credit enhancements and/or due to changes in the Company's loss projections. Additionally, the Company cannot predict whether losses will or will not be recognized on any other Privately-Issued MBS currently held by the Company.

Non-Performing Assets Non-performing assets are comprised of non-accrual loans and ORE, net. At December 31, 1993, this category of assets also included non-performing assets held for bulk sale. Non-accrual loans are all loans 90 days or more delinquent, as well as certain loans less than 90 days past due that have been placed on non-accrual status due to concerns about the full collectability of contractual principal and interest payments. When a loan is placed on non-accrual status, any accrued but unpaid interest income on the loan is reversed and future interest income on the loan is recognized only if actually received by the Company and full collection of principal is not in doubt. Cash receipts on non-accrual loans are applied to principal and interest in accordance with their contractual terms unless full payment of principal is not expected, in which case all cash receipts are applied as a reduction of the carrying value of the loan. Loans are generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured and a consistent record of performance, generally six months, has been demonstrated.

Non-performing assets amounted to $315.8 million, or 1.55% of total assets, at December 31, 1995 as compared with $415.9 million, or 2.12% of total assets, at December 31, 1994 and $641.7 million, or 3.55% of total assets, at December 31, 1993.

Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as well as the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114, among other things, amended SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," to limit the application of the concept of an in-substance foreclosure to those situations where the creditor has obtained physical possession of the loan collateral, regardless of whether formal foreclosure proceedings have occurred. Prior thereto, loans deemed to be in-substance foreclosed by the Company were included as a component of "ORE, net" in the Company's Consolidated Statements of Financial Condition. It is not the Company's current policy, nor has it been its policy in the past, to take possession of loan collateral until foreclosure has occurred. In connection with its adoption of SFAS No. 114, the Company has, for all periods prior to its adoption, reclassified (i) in-substance foreclosed loans and any related allowance for losses from "ORE, net" to "Loans receivable" and the "Allowance for loan losses," respectively, (ii) provisions for losses on in-substance foreclosed loans from "ORE expense, net" to the "Provision for loan losses," and (iii) charge-offs and recoveries of in-substance foreclosed loans from the "Allowance for losses on ORE," which is netted against ORE, to the "Allowance for loan losses". For a further discussion of impaired loans, see "Impaired Loans" below.

The reduction in non-performing assets during 1995 as compared with 1994 reflects a decline in non-accrual loans of $86.7 million, or 25.4%, coupled with a decline in ORE, net, of $13.3 million, or 18.0%. The significant decline in non-accrual loans during 1995 was due in large part to a reduction in the Company's commercial and multifamily non-accrual loans of $72.2 million, which, as a percentage of total non-accrual loans, declined to 13.6% at December 31, 1995 from 31.2% at the prior year end.

Excluding the impact of the 1994 Bulk Sales, non-performing assets increased $38.7 million, or 10.3%, from December 31, 1993 to December 31, 1994. This increase was substantially attributable to the significant amount of non-performing assets acquired in the Lincoln Acquisition.

The following table sets forth the components of non-performing assets at December 31 for the years indicated. Loans modified in a troubled debt restructuring ("TDR") that have demonstrated a sufficient payment history to warrant return to performing status are not included within non-accrual loans.

(In thousands)                       1995       1994       1993
- -----------------------------------------------------------------
Non-accrual loans:
  Residential property loans     $206,230   $214,222   $173,146
  Commercial and multifamily
   first mortgage loans            34,618    106,778     92,120
  Construction loans                5,267      5,095      7,931
  Consumer and business loans       9,004     15,769     17,719
- -----------------------------------------------------------------
Total non-accrual loans           255,119    341,864    290,916
- -----------------------------------------------------------------
ORE, net:
  Residential property             38,799     43,881     67,638
  Commercial and
   multifamily property            24,952     37,368     26,127
  Allowance for losses             (3,070)    (7,247)    (7,538)
- -----------------------------------------------------------------
Total ORE, net                     60,681     74,002     86,227
- -----------------------------------------------------------------
Non-performing assets
 held for bulk sale:
  Residential property loans           --         --    186,000
  Residential ORE                      --         --     78,600
- -----------------------------------------------------------------
Total non-performing assets
 held for bulk sale(1)                 --         --    264,600
- -----------------------------------------------------------------
Total non-performing assets      $315,800   $415,866   $641,743
=================================================================

(1)The non-performing assets held for bulk sale were written-down to the amount of the proceeds anticipated to be received from the sales.

The balance of non-performing assets is impacted by the length of the foreclosure process as loans entering non-performing status often remain in such status for an extended period of time due to contested foreclosure actions and other circumstances. Furthermore, with regard to loans secured by properties in certain New England states, the Company, starting in 1994, implemented agreements that set forth, among other things, procedures for borrowers in those states to seek opportunities to "workout" or restructure their loans. The Bank has also, at times, voluntarily delayed or limited certain foreclosure proceedings in order to address consumer and other concerns in these states. Although these actions have delayed somewhat the exit of the affected loans from non-performing status, the impact of such actions has not been material. However, the Company anticipates that it will experience increased levels of ORE and ORE expense, which are not currently expected to be material, as the delays and limitations that the Company currently has in place lapse or are otherwise terminated.

The level of loans delinquent less than 90 days may, to some degree, be a leading indicator of future levels of non-performing assets. Such delinquent loans, net of those already in non-performing status, were as follows at December 31, 1995.

                               Delinquency Period
                               ------------------
                                  30-59     60-89
(In thousands)                     Days      Days    Total
- ------------------------------------------------------------
Residential property loans     $ 38,825  $ 15,788  $54,613
Commercial and multifamily
 first mortgage loans            14,967     2,635   17,602
Consumer and business loans       8,647     1,968   10,615
- ------------------------------------------------------------
Total                          $ 62,439  $ 20,391  $82,830
============================================================

Impaired Loans In accordance with SFAS No. 114, the Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. SFAS No. 114 does not apply to those large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which, for the Company, include residential property loans and consumer loans, other than those modified in a TDR. In addition, the Company does not generally review for impairment business loans and commercial and multifamily first mortgage loans that have insignificant carrying values. Loans otherwise qualifying for impaired status are generally not so classified by the Company when the delay in the timing of payments or the shortfall in the amount of payments is deemed by the Company to be insignificant.

In accordance with SFAS No. 114, a loan modified in a TDR subsequent to its adoption is considered impaired and measured for impairment throughout the term of the loan in accordance therewith. However, as provided for in SFAS No. 114, if the restructuring agreement specifies an interest rate equal to or greater than the rate the Company was willing to accept at the restructuring date for a new loan with comparable risk and the loan is not impaired based on the terms of the restructuring agreement, it will not be included in the Company's impaired loan statistics in years following the restructuring. Loans that were modified in a TDR prior to the adoption of SFAS No. 114 that are not considered impaired based on the terms of the restructuring agreement continue to be accounted for under SFAS No. 15 and are not included in impaired loan statistics.

The Company's impaired loan identification and measurement processes are conducted in conjunction with the review of the adequacy of its allowance for loan losses (see "Allowance for Loan Losses" below). Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history, and debt coverage. At a minimum, loans reviewed for

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


impairment are classified as impaired by the Company when delinquent more than six months.

Loans reviewed for impairment by the Company are limited to loans modified in a TDR and, except as previously discussed, all business loans and commercial and multifamily first mortgage loans. An impaired loan must be measured utilizing the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. At December 31, 1995, the measurement value of the Company's impaired business loans was predicated upon the present value of expected future cash flows discounted at the loans' effective interest rate, while the measurement value of all other impaired loans was based upon the fair value of the underlying collateral. The amount by which the recorded investment in an impaired loan exceeds the measurement value is recognized by an increase in the allowance for loan losses with a corresponding charge to the provision for loan losses.

The following table summarizes information regarding the Company's impaired loans at December 31, 1995. Related

                                                                          Related
                                                                         Allowance
                                                         Recorded         for Loan                     Net
(In thousands)                                         Investment           Losses              Investment
- ------------------------------------------------------------------------------------------------------------
Residential property loans:
  With a related allowance                                $ 3,170           $   (198)              $ 2,972
  Without a related allowance                              10,650                 --                10,650
- ------------------------------------------------------------------------------------------------------------
Total residential property loans                           13,820               (198)               13,622
- ------------------------------------------------------------------------------------------------------------
Commercial and multifamily
 first mortgage loans:
  With a related allowance                                 66,648             (9,909)               56,739
  Without a related allowance                               7,575                 --                 7,575
- ------------------------------------------------------------------------------------------------------------
Total commercial and multifamily
 first mortgage loans                                      74,223             (9,909)               64,314
- ------------------------------------------------------------------------------------------------------------
Business loans with a
 related allowance                                            741               (660)                   81
- ------------------------------------------------------------------------------------------------------------
Total impaired loans                                      $88,784           $(10,767)              $78,017
============================================================================================================

The Company's average recorded investment in impaired loans for the year ended December 31, 1995 was $83.6 million. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to $4.6 million during the year ended December 31, 1995. Cash receipts on an impaired loan are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan. For impaired loans not classified as non-accrual by the Company, interest income is recognized on an accrual basis as the Company anticipates the full payment of principal and interest due. Interest income on non-accrual impaired loans is accounted for in the manner discussed in "Non-Performing Assets" above.

Loans Modified in a TDR When borrowers encounter financial hardship but are able to demonstrate to the Company's satisfaction an ability and willingness to resume regular monthly payments, the Company often seeks to provide them with an opportunity to restructure the terms of their loans. These arrangements, which are individually negotiated, generally provide for interest rates that are lower than those initially contracted for, but which may be higher or lower than current market interest rates, and may in some instances include a reduction in the principal amount of the loan. The Company evaluates the costs associated with a particular restructuring arrangement and may enter into such an arrangement if it believes it is economically beneficial for the Company to do so.

Loans modified in a TDR, other than those classified as impaired loans and/or non-accrual loans, amounted to $192.4 million and $188.6 million at December 31, 1995 and 1994, respectively.

Loans Sold with Recourse The Company, in the past, sold certain residential and multifamily property loans with limited recourse, with the majority of these loans having been securitized with FNMA. At December 31, 1995, the balance of loans sold with recourse was $900.4 million with a related aggregate maximum potential recourse exposure of approximately $223 million. Of these loans, $12.1 million were delinquent 90 days or more at December 31, 1995.

During the first quarter of 1994, an agreement was reached with FNMA whereby the Company would no longer have any recourse obligations with respect to approximately $664 million of residential property loans previously sold by the Company with recourse. While the Company's maximum potential recourse liability did not change as a result of this transaction, the Bank is no longer required to hold capital, for risk-based capital purposes, against those loans released from recourse obligations. The Company paid FNMA $1.7 million to eliminate the recourse liability applicable to these loans, which was charged to the allowance for loan losses during the first quarter of 1994.

Generally, it has been the Company's practice to repurchase from FNMA any loans sold with recourse that become 90 days delinquent. By repurchasing these loans prior to foreclosure, the Company derives the benefit of the savings between the interest rate that must be paid monthly to FNMA, even if not received, and the Company's own interest cost to fund the purchase of these loans. Additionally, repurchases permit the Company to provide eligible borrowers with more flexible loan workout options. During 1995, the Company repurchased from FNMA residential and multifamily property loans sold with limited recourse totaling $24.5 million as compared with $36.5 million during 1994.

Allowance for Loan Losses The Company's allowance for loan losses is intended to be maintained at a level sufficient to absorb all estimable and probable losses inherent in the loans receivable portfolio. In determining the appropriate level of the allowance for loan losses and, accordingly, the level of the provision for loan losses, the Company reviews its loans receivable portfolio on a monthly basis, taking into account the size, composition and risk profile of the portfolio, including delinquency levels, historical loss experience, cure rates on delinquent loans, economic conditions and other pertinent factors, such as assumptions and projections of future conditions. While the Company believes that the allowance for loan losses is adequate, additions to the allowance for loan losses may be necessary in the event of future adverse changes in economic and other conditions that the Company is unable to predict.

The Company's allowance for loan losses amounted to $128.3 million at December 31, 1995 as compared with $170.4 million and $157.5 million at December 31, 1994 and 1993, respectively. The following table sets forth the activity in the Company's allowance for loan losses for the years ended December 31:

(Dollars in thousands)              1995       1994        1993
- ------------------------------------------------------------------
Balance at beginning of year    $170,383   $157,515   $ 248,429
Merger adjustment                     --       (928)         --
Allowance acquired in the
 Lincoln Acquisition                  --     32,579          --
Provision charged
 to operations                    39,650     55,799      95,489
Charge-offs:
  Residential property loans     (46,131)   (43,910)   (184,478)
  Commercial and multifamily
   first mortgage loans          (37,759)   (35,327)     (9,085)
  Consumer and
   business loans                 (8,198)    (5,547)     (9,730)
- ------------------------------------------------------------------
Total charge-offs                (92,088)   (84,784)   (203,293)
- ------------------------------------------------------------------
Recoveries:
  Residential property loans       5,220      5,895      11,710
  Commercial and multifamily
   first mortgage loans            1,552        676       1,433
  Consumer and business loans      3,578      3,631       3,747
- ------------------------------------------------------------------
Total recoveries                  10,350     10,202      16,890
- ------------------------------------------------------------------
Net charge-offs                  (81,738)   (74,582)   (186,403)
- ------------------------------------------------------------------
Balance at end of year          $128,295   $170,383   $ 157,515
==================================================================
Allowance for loan losses
 as a percentage of:
  Non-accrual loans                 50.3%      49.8%       54.1%
- ------------------------------------------------------------------
  Total loans receivable             1.3        1.8         2.0
==================================================================

The Company's net charge-offs rose $7.2 million in 1995 as compared with 1994 after declining $111.8 million in 1994 as compared with 1993. The significant decline in net charge-offs in 1994 as compared with 1993 was largely attributable to charge-offs during 1993 associated with loans included in the 1994 Bulk Sales.

Derivative Financial Instruments The credit risk from the Company's derivative financial instruments arises from the possible default by a counterparty on its contractual obligations. The level of credit risk associated with derivative financial instruments depends on a variety of factors, including the estimated fair value of the instrument, the collateral maintained, the utilization of master netting arrangements, and the ability of the counterparty to comply with its contractual obligations. The Company has established policies and procedures limiting its credit exposure to counterparties of derivative financial instrument agreements, which include consideration of credit ratings on a continuous basis, collateral requirements, and exposure to any one counterparty, among other issues. In addition, as deemed necessary, the Company may enter into master netting agreements, under which it may offset payable and receivable positions, to the extent they exist, with the same counterparty in the event of default. At December 31, 1995 and 1994, there were no past due amounts related to the Company's derivative financial instruments.

In connection with its utilization of interest rate swaps, to the extent a counterparty defaults, the Company would be subject to an economic loss that corresponds to the cost to replace the agreement. An added element of credit risk is introduced when there exists a mismatch in the frequency of payment exchanges (i.e., the Company makes a payment on a quarterly basis but receives a payment on a different payment frequency). A counterparty default would expose the Company to an economic loss equal to the lost payment. Forward contracts create credit risk in a manner similar to that of interest rate swaps.

Counterparty credit risk relating to exchange traded interest rate futures contracts and options on such contracts is mitigated in three ways: (i) there is mark-to-market of the contract value on a daily basis and any change in value is settled in cash at the end of each day, (ii) there is a margin requirement with the broker that adjusts based on the change in value of the futures contracts (if accumulated losses cause the margin account to fall beyond a specified level, then additional margin will be required or the account is closed out), and (iii) an exchange clearinghouse is the counterparty in futures transactions. The interest rate futures contracts utilized by the Company are traded on nationally recognized exchanges.

For interest rate floors, interest rate caps and over-the-counter option agreements, the Company is subject to credit risk to the extent contractual payments required under the agreements are not received.

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


Financial Condition
- -------------------

The Company's total assets amounted to $20.3 billion at December 31, 1995 as compared with $19.6 billion at December 31, 1994. The 3.5% growth during 1995 was substantially attributable to increases in the Company's loans receivable and loans held for sale. Upon consummation of the planned sales of MBS in connection with the 1995 Balance Sheet Restructuring Plan, the Company's total assets will decline by approximately $1.1 billion.

Securities The overall securities portfolio experienced only marginal growth during the year as securities available for sale increased to $4.1 billion at December 31, 1995 from $0.5 billion at December 31, 1994, while securities held to maturity declined to $5.1 billion at December 31, 1995 from $8.6 billion at year-end 1994. The significant changes in the securities portfolios were due predominantly to the reclassification by the Company in December 1995 of securities with an amortized cost of $3.6 billion from the held to maturity portfolio to the available for sale portfolio in connection with the 1995 Balance Sheet Restructuring Plan. At December 31, 1995, MBS represented 96.7% of the securities available for sale portfolio and substantially all of the held to maturity portfolio.

Securities designated as available for sale are carried at estimated fair value with unrealized gains and losses recorded in a valuation allowance that is included, net of related income taxes, as a separate component of stockholders' equity. At December 31, 1995, the Company's net unrealized loss on its securities available for sale portfolio, net of related income taxes, was $5.5 million ($9.6 million on a pretax basis), compared with $12.6 million ($22.0 million on a pretax basis) at December 31, 1994. As a result of the Company's decision to sell $1.1 billion of MBS in connection with the 1995 Balance Sheet Restructuring Plan, the Company wrote down those securities with unrealized losses to estimated fair value. Gross unrealized gains and losses on securities available for sale amounted to $24.3 million and $33.9 million, respectively, at December 31, 1995 as compared with gross unrealized gains and losses of $15.2 million and $37.2 million, respectively, at December 31, 1994.

At December 31, 1995, the Company's securities held to maturity portfolio had an estimated fair value of $5.0 billion and gross unrealized gains and losses of $3.9 million and $99.1 million, respectively. This compares with an estimated fair value of $8.1 billion and gross unrealized gains and losses of $6.9 million and $483.7 million, respectively, at December 31, 1994.

During 1995, the aggregate amount of MBS held to maturity and available for sale purchased by the Company totaled $2.2 billion, consisting principally of adjustable-rate securities. Sales of MBS available for sale during 1995 amounted to $25.3 million. During the first quarter of 1995, as a result of the Merger, the Company, for interest rate risk management purposes, sold MBS held to maturity with an amortized cost of $188.1 million. Principal payments and prepayments on MBS amounted to $1.9 billion during the year.

At December 31, 1995, approximately $6.5 billion, or 72%, of the aggregate $9.0 billion portfolios of MBS available for sale and held to maturity consisted of adjustable-rate securities. Of these adjustable-rate securities, $3.7 billion were tied to Treasury indices (primarily the one-year Treasury) with the remaining $2.8 billion of securities tied to various cost of funds indices, including $1.5 billion which reprice on a monthly basis and $1.1 billion which reprice on a semi-annual basis.

The Company's aggregate purchases of investment securities available for sale or held to maturity during 1995 were not material. There were no sales by the Company of such securities during the year.

Loans Total loans receivable, exclusive of the allowance for loan losses, amounted to $9.8 billion at December 31, 1995, an increase of $478.7 million from the level at December 31, 1994.

The Company's first mortgage loans receivable portfolio during 1995 grew $451.7 million to $7.8 billion. At December 31, 1995, adjustable-rate loans comprised approximately 61% of the first mortgage loans receivable portfolio. The principal balances of residential first mortgage loans amounted to $5.9 billion at December 31, 1995, an 8.0% increase over the level at December 31, 1994. This increase reflects the expansion of the Company's residential loan origination capabilities, the effect of which was partially offset by the relatively high level of loan prepayments as a result of the declining interest rate environment. The $1.1 billion of residential first mortgage loans receivable produced for portfolio during 1995 consisted principally of adjustable-rate loans. The Company's portfolio of commercial and multifamily first mortgage loans receivable amounted to $1.8 billion at December 31, 1995, a marginal decline from the previous year end.

The Company's cooperative apartment loans receivable portfolio increased $40.8 million during 1995. While the Company's production of such loans for portfolio during 1995 amounted to $153.1 million, the growth in the portfolio was mitigated by a high level of loan prepayments. Approximately 88% of the cooperative apartment loans receivable portfolio at December 31, 1995 consisted of adjustable-rate loans.

The decline in consumer and business loans of $13.8 million during 1995 was primarily due to a reduction in the manufactured home loan portfolio. Reductions in this portfolio, principal balances of which amounted to $78.3 million at December 31, 1995, will continue as this product line was discontinued. The Company's home equity loan portfolio, which represents the largest segment of the consumer and business loan portfolio, experienced a decline in principal balances during 1995 of $8.7 million, or 1.7%.

During 1995, home equity loan originations amounted to $138.3 million and, at year-end 1995, related unused lines of credit amounted to approximately $321 million. During 1995, the Company expanded its aggregate portfolio of automobile loans and leases, which grew to $53.9 million at December 31, 1995 from $30.1 million at the end of 1994.

In addition to its loans receivable portfolio, the Company maintains a portfolio of residential property loans held for sale in connection with its mortgage banking activities. Such loans increased to $139.4 million at December 31, 1995 from $16.6 million at December 31, 1994.

The Company's total loan production increased to $2.4 billion during 1995 from $2.1 billion during 1994 primarily due to a higher level of residential property loan production. During 1995, on a quarter-to-quarter basis, the Company experienced significant growth in its residential property loan production, despite the Company's de-emphasis during the year of its correspondent loan activities. Residential property loan production amounted to $747.9 million in the 1995 fourth quarter, $555.4 million in the 1995 third quarter, $333.0 million in the 1995 second quarter and $180.1 million in the 1995 first quarter. Of the production in the 1995 fourth quarter, approximately $240 million was attributable to the residential property loan businesses of National Mortgage and Madison Mortgage, which were acquired during the quarter.

The following table reflects the Company's loan production for the years ended December 31:

(In thousands)                             1995        1994
- --------------------------------------------------------------
Residential property loan production:
  First mortgage loans originated    $1,439,073  $  838,748
  First mortgage loans purchased        178,004     647,253
  Cooperative apartment
   loans originated                     199,360     101,565
- --------------------------------------------------------------
Total residential property
 loan production (1)                  1,816,437   1,587,566
- --------------------------------------------------------------
Commercial and multifamily first
 mortgage loan production               232,550     222,776
Consumer and business
 loan production                        323,080     311,510
- --------------------------------------------------------------
Total loan production                $2,372,067  $2,121,852
==============================================================

(1) Includes production of loans for sale in the secondary market of $576.4 million and $583.9 million in 1995 and 1994, respectively.

Deposits At December 31, 1995, the Company operated 86 branches, comprised of 85 branches in the greater New York metropolitan area and one branch in Florida, which the Company intends to dispose of. During 1995, the Company consummated the sale of five branches with aggregate deposits at the time of sale of approximately $283 million and consolidated 16 branches into eight branches.

Total deposits declined to $12.6 billion at December 31, 1995 from $12.8 billion at December 31, 1994. However, exclusive of the effect of the aforementioned branch sales, deposits would have increased approximately $43 million during the year.

The following table sets forth a summarized composition of the deposit portfolio at December 31:

                         1995              1994
                          Percent-             Percent-
(Dollars in                 age of               age of
thousands)          Amount   Total        Amount  Total
- ---------------------------------------------------------
Demand         $ 1,084,966     8.6%  $ 1,117,648    8.7%
Savings          2,689,343    21.4     3,552,943   27.8
Money market     2,160,161    17.2     2,040,124   15.9
Time             6,637,733    52.8     6,100,554   47.6
- ---------------------------------------------------------
Total
 deposits      $12,572,203   100.0%  $12,811,269  100.0%
=========================================================

Borrowings The Company's total borrowed funds amounted to $6.6 billion at December 31, 1995, an increase of 14.9% from the $5.8 billion level at December 31, 1994. During 1995, the Company significantly expanded its utilization of securities sold under agreements to repurchase, generally with original maturities of 30 days or less, resulting in an increase in such borrowings to $1.6 billion at December 31, 1995 from $9.7 million one year earlier. The Company's primary source of borrowings, however, continues to be Federal Home Loan Bank of New York ("FHLBNY") advances, which declined to $4.6 billion, or 69.6% of total borrowed funds, at December 31, 1995, from $5.3 billion, or 92.4% of total borrowed funds, at December 31, 1994. As a result of the 1995 Balance Sheet Restructuring Plan, the Company anticipates a decline in the level of outstanding FHLBNY advances of approximately $1.1 billion from their 1995 year end level. The outstanding FHLBNY advances as of December 31, 1995 had an average remaining maturity of approximately two months.

Stockholders' Equity The Company's stockholders' equity amounted to $976.5 million at December 31, 1995 as compared with $905.1 million at December 31, 1994, an increase of $71.4 million, or 7.9%. At December 31, 1995 and 1994, stockholders' equity represented 4.8% and 4.6% of total assets, respectively. As a result of the significant increase in securities available for sale during 1995, the Company's stockholders' equity could be subject to increased volatility.

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


In January 1996, the Holding Company announced its intention to repurchase up to 2% of its outstanding common stock, or approximately 2,000,000 shares. The Holding Company intends to acquire the shares at prevailing prices in the open market or in privately-negotiated transactions. No time limit has been established to complete the repurchase program, which is still subject to certain administrative clearances. Such shares will be placed in the corporate treasury and are intended to be used in connection with the Company's employee stock-based benefit plans.

In July 1993, in accordance with the terms of an agreement entered into with the FDIC, Anchor Bancorp exchanged $157.0 million of its Class A cumulative preferred stock for $71.0 million of its newly issued 8.9375% senior notes and warrants to acquire, at an exercise price of $0.01 per share, 4,750,000 shares of its common stock (the "FDIC Warrants"). In this exchange, the FDIC also relinquished its claim to $47.2 million of accumulated but undeclared and unpaid dividends with respect to the Class A cumulative preferred stock. The FDIC Warrants were, upon consummation of the Merger, converted to warrants to acquire 8,407,500 shares of the Holding Company's common stock at $0.01 per share. In February 1996, the Holding Company announced that it expects to file a registration statement with the Securities and Exchange Commission in the second quarter of 1996 in connection with the disposition by the FDIC of the common shares underlying the FDIC Warrants. While the exercise of the FDIC Warrants will result in an 8.4% increase in the Holding Company's outstanding common shares based on the level outstanding at December 31, 1995, it will not have an impact on the Company's earnings per share calculations because the FDIC Warrants are considered common stock equivalents and, as such, have been included in earnings per share calculations since their issuance.

Liquidity
- ---------

The Company manages its liquidity position in conjunction with its overall asset and liability program in order to meet regulatory requirements and to ensure that funds are available to meet deposit withdrawals, loan and investment funding commitments, the repayment of borrowings and other obligations and expenditures.

A principal source of liquidity for the Company is MBS and loan principal amortization and prepayments. During 1995, the Company generated cash flows from such payments of $3.0 billion as compared with $3.2 billion and $3.9 billion during 1994 and 1993, respectively. While principal amortization on these assets is a relatively predictable source of liquidity, principal prepayments on the Company's MBS and loan portfolios have been, and will continue to be, significantly affected by the interest rate environment. Assuming a continuation of the existing lower interest rate environment, the Company anticipates a relatively high level of principal prepayments on its MBS and loans receivable portfolios during 1996.

The Company has also relied on wholesale borrowed funds, principally short-term FHLBNY advances and, in 1995, securities sold under agreements to repurchase, to provide liquidity. Net cash provided by borrowings amounted to $0.9 billion during 1995 as compared with $0.3 billion during 1994 and $2.9 billion during 1993. In connection with the 1995 Balance Sheet Restructuring Plan and its overall operating strategies, the Company, in the near term, is seeking to reduce its reliance on such funding sources.

Other potential sources of funds for the Company include, but are not limited to, net new deposits, sales of interest-earning assets and net cash provided by operations. Additionally, the Company has access to the capital markets for issuing debt or equity securities and has access to the discount window of the Federal Reserve Bank of New York, if necessary, for the purpose of borrowing to meet temporary liquidity needs, although it has not utilized this funding source in the past.

The Company's principal uses of funds during 1995, 1994 and 1993 were the origination or purchase of loans and the purchase of MBS (see "Financial Condition--Securities" and "Financial Condition--Loans," respectively). Going forward, the Company's primary focus will be the origination of loans, but it also expects to continue utilizing excess available funds to purchase loans and MBS.

At December 31, 1995, the total of the Company's borrowed funds maturing during 1996 amounted to $6.2 billion. The Company anticipates that certain of the borrowings will be rolled-over and that the remaining maturing borrowings will be repaid by the proceeds from the sales of MBS in connection with the 1995 Balance Sheet Restructuring Plan and from other sources of funds as described above.

Pursuant to regulations promulgated by the Bank's primary regulator, the Office of Thrift Supervision (the "OTS"), the Bank is required to maintain (i) a ratio of average eligible assets for the month to the sum of average net withdrawable accounts and short-term borrowings during the preceding month of at least 5.0% and (ii) a ratio of average eligible short-term liquid assets for the month to the sum of average net withdrawable accounts and short-term borrowings during the preceding month of at least 1.0%. The Bank was in compliance with these regulations for each month during 1995.

Excluding funds raised through the capital markets, the primary source of funds of the Holding Company, on an unconsolidated basis, is dividends from the Bank, whose ability to pay dividends is subject to OTS regulations.

Regulatory Capital
- ------------------

The following table illustrates the regulatory capital position of the Bank at December 31, 1995 pursuant to OTS requirements promulgated under the Financial Institutions Reform, Recovery and Enforcement Act of 1989. The information contained in the table has been based upon the Bank's understanding of the laws, regulations, rulings, interpretations and decisions that are now in effect, all of which are subject to change and to subsequent interpretation, which may differ from such understanding. Any such change or subsequent interpretation could affect the information set forth in the table below.

=============================================================================================
                            Capital Requirement           Bank Capital             Capital in
                           --------------------      ------------------------       Excess of
(Dollars in thousands)         Amount   Percent(1)       Amount       Percent(1)  Requirement
- ---------------------------------------------------------------------------------------------
Tangible capital             $302,866      1.50%     $1,042,736          5.16%       $739,870
Leverage capital              605,731      3.00       1,042,736          5.16         437,005
Risk-based capital            775,082      8.00       1,163,931         12.01         388,849
=============================================================================================

(1) For tangible and leverage capital, the ratio is to adjusted total assets of $20.2 billion. For risk-based capital, the ratio is to total risk-weighted assets of $9.7 billion.

Pursuant to FDICIA, the OTS adopted PCA regulations, effective December 19, 1992, which established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"). Under these regulations, a well capitalized institution must have a leverage capital ratio of at least 5.0%, a tier 1 risk-based capital ratio (leverage capital to risk-weighted assets) of at least 6.0%, and a total risk-based capital ratio of at least 10.0%, and must not be subject to an order, written agreement, capital directive, or PCA directive to meet and maintain a specific capital level for any capital measure. At December 31, 1995, the Bank met the requirements for a well capitalized designation under the PCA regulations with a leverage capital ratio of 5.16%, a tier 1 risk-based capital ratio of 10.76% and a total risk-based capital ratio of 12.01%.

Prior to 1993, the regulatory capital ratios of the Bank, on a pre-Merger basis, had declined to levels significantly below regulatory minimums. As a result, the Bank was directed by the OTS to achieve higher capital ratios pursuant to a capital directive (the "Capital Directive"). The Bank's strategy to achieve these higher capital ratios included reducing total assets, largely through sales of interest-earning assets and certain branches, and raising additional outside capital. As a result of the successful achievement of this strategy by the Bank, the OTS, during the fourth quarter of 1993, terminated the Capital Directive and other regulatory enforcement documents that had been in place regarding the Bank.

Pending Legislation
- -------------------

The Department of the Treasury, the federal banking regulatory agencies and members of Congress have offered various proposals to address the imbalance with respect to insurance premiums on SAIF-insured deposits that has resulted because of certain actions by the FDIC to reduce deposit insurance premiums on BIF-insured deposits, which represent approximately 60% of the Bank's deposits (see "Results of Operations--Non-Interest Expense--G&A Expense" above). These proposals have variously called for one or more of the following: a one-time special assessment to recapitalize the SAIF; the merger of the BIF and the SAIF; the elimination of the OTS; and the elimination of the federal thrift charter. Certain of these proposals also would address to some extent the federal income tax consequences of the elimination of the federal thrift charter. Certain of these proposals were included in the balanced budget legislation approved by the Congress but vetoed by the President (the "Balanced Budget Legislation"). Subsequently, the President and representatives of the Congress began negotiations to reach agreement on revising the Balanced Budget Legislation, but these negotiations have not yet been successfully concluded. The following summary of the provisions of that legislation which could significantly affect the Company are based solely on the Company's current understanding of the pending legislation, which is subject to change and final action by Congress and the President.

The Company is unable to predict whether or when any of the proposals will be finally enacted or, because they are still subject to change, the ultimate effect on the Company's operations of any of the proposals that may be adopted.

One-Time Assessment The Balanced Budget Legislation would impose a one-time special assessment on SAIF-insured deposits in order to recapitalize the SAIF. The amount of the special assessment, which will depend on the condition of the SAIF at the time the special assessment is made, is currently expected to be in the 75-80 basis points range. As proposed, the special assessment would have been due on January 1, 1996. In addition, certain institutions, including certain institutions that have engaged in so-called Oakar Transactions (relating to the acquisition of SAIF-insured deposits by certain BIF-insured institutions) and

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------


certain savings banks, might have a portion of their special assessments reduced by up to 20%. As currently proposed, it is believed that the Company would benefit from any such reduction. Following recapitalization of the SAIF, assessments to fund certain indebtedness of the SAIF resulting from earlier efforts to support the thrift insurance funds would be made on all insured depository institutions (banks and thrifts) in proportion to their insured deposits.

If such a one-time assessment is enacted, the Company currently estimates that, on a pretax basis, the special assessment for the Bank could range from approximately $30 million to $40 million. Currently, the Company anticipates that the Bank would maintain its well-capitalized status after the payment of the assessment, but no assurances can be given in this regard. The Company also anticipates that, following the one-time assessment, SAIF premiums would be reduced to levels comparable to those of BIF.

Merger of Funds Currently, the Balanced Budget Legislation would require merging the BIF and the SAIF on January 1, 1998. In addition, this legislation generally would require the FDIC to rebate deposit insurance premiums if the deposit insurance funds exceed the required reserve ratios of 1.25% of insured liabilities.

Merger of Charters The Chairs of both the Senate and House Banking Committees have expressed their intention to consider legislation in early 1996 that generally would require federal thrift institutions to convert to a national bank charter (or a state charter) prior to the merger of the deposit insurance funds required by the provisions of the Balanced Budget Legislation. It is uncertain to what extent, if at all, the existing branch and investment powers of federal thrifts that are impermissible for national banks would be grandfathered. In addition, the proposals express the intent that savings and loan holding companies, such as the Holding Company, should convert to bank holding companies. It is also uncertain to what extent, if at all, the existing powers of savings and loan holding companies that are impermissible for national banks would be grandfathered. Moreover, as a result of the delay in the enactment of the Balanced Budget Legislation, the timetable of such consideration is uncertain.

Tax Issues At least two significant tax issues are raised by the above proposals. First, questions have been raised as to the deductibility for tax purposes of the proposed special assessment. Treasury officials have informally expressed the view that the special assessment should be fully deductible for tax purposes.

The second issue relates to whether, or to what extent, the conversion to a national bank charter would require the recapture of income tax deductions taken in prior years resulting from certain methods of calculating bad debt reserves that have been permitted for thrift institutions (but not for national banks). Unless clarifying legislation is adopted, affected institutions could be required to immediately record, for financial accounting purposes, a deferred tax liability for the amount of recaptured taxes for which liabilities had not been recorded (generally, with respect to pre-1988 reserves). The Company currently estimates that its federal tax liability in the event of such recapture might range from $60 million to $65 million, substantially all of which would relate to pre-1988 reserves. However, provisions of the Balanced Budget Legislation would virtually eliminate the Company's exposure to this federal tax liability. This legislation would provide that all thrift institutions would be required to change their method of computing deductions for bad debts and would treat such change as a change in a method of accounting, initiated by the taxpayer, and having been made with the consent of the Secretary of the Treasury. Thrift institutions would no longer be able to determine their deduction for bad debts based on a percentage of taxable income. Further, thrift institutions with assets in excess of $500 million would no longer maintain a reserve for bad debts, but would claim deductions for loan losses as incurred. Any adjustment required to be taken into account with respect to such change generally would be taken into taxable income ratably over a six taxable year period, beginning with the first taxable year beginning after 1995. Importantly, for purposes of determining this adjustment, the balance of the reserve for bad debts with respect to the taxpayer's base year (generally, the balance of the reserve account as of the close of the last taxable year beginning before January 1, 1988) would generally not be taken into account. These pre-1988 reserves would continue to remain subject to current law which mandates recapture upon a distribution by a thrift institution in excess of its earnings or a payment in redemption of a thrift institution's stock. The six year recapture of the post-1987 reserves would be suspended for up to two years provided that the thrift meets a so-called "residential loan requirement." This requirement would be based on the ratio of an institution's residential lending in that year to an average of its residential lending in specified prior years. The Company currently anticipates that its federal tax liability for recapture of post-1987 reserves would not be material.

Recent Accounting Pronouncements
- --------------------------------

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121, which must be adopted for fiscal years beginning after December 15, 1995, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset deemed to be impaired would be adjusted to fair value and a new cost basis established. In addition, SFAS No. 121 requires that long-lived assets and certain identified intangibles intended to be disposed of be reported at the lower of carrying amount or fair value less selling costs. The Company does not anticipate that the implementation of SFAS No. 121 will have a material impact on its consolidated financial statements.

Accounting for Stock Based Compensation In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 covers transactions with both employees and non-employees.

SFAS No. 123 established a new method of accounting for stock based compensation arrangements with employees. The new method is a fair value based method (the "SFAS No. 123 Method") rather than the intrinsic value based method that is contained in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," (the "APB Opinion No. 25 Method"). However, SFAS No. 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. If an entity elects to continue using the APB Opinion No. 25 Method for preparing its basic financial statements, SFAS No. 123 requires the entity to disclose pro forma net income and earnings per share information in the footnotes to its financial statements as if the SFAS No. 123 Method had been adopted. The SFAS No. 123 Method is considered by the FASB to be preferable to the APB Opinion No. 25 Method, and thus, once the SFAS No. 123 Method is adopted, an entity cannot change back to the APB Opinion No. 25 Method. In addition, the selected method applies to all of an entity's compensation plans and transactions.

The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995, although they may be adopted on issuance. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the APB Opinion No. 25 Method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need not be included in financial statements for that fiscal year but should be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year.

The Company has determined that it will continue to apply the APB Opinion No. 25 Method in preparing its consolidated financial statements.

Impact of Inflation
- -------------------

The consolidated financial statements and related notes presented elsewhere herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most commercial enterprises, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

FIVE YEAR CONSOLIDATED SUMMARY
- -----------------------------


(In thousands, except per share data)
- ---------------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                           1995         1994       1993         1992         1991
- ---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS DATA
Interest income                                                      $1,357,131   $1,136,862   $980,111   $1,243,664   $1,535,669
Interest expense                                                        947,505      707,785    589,939      753,288    1,101,592
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     409,626      429,077    390,172      490,376      434,077
Provision for loan losses                                                39,650       55,799     95,489      103,684      343,427
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     369,976      373,278    294,683      386,692       90,650
- ---------------------------------------------------------------------------------------------------------------------------------
Non-interest income:
  Loan servicing fees, net                                               30,452       28,213     30,001       32,270       26,427
  Securities and insurance brokerage fees                                15,532       16,885     22,336       22,111       13,898
  Net (losses) gains on sales activities                                (12,415)       2,925     36,606       28,544       55,356
  Banking service fees and other                                         32,598       31,244     33,582       35,789       32,195
- ---------------------------------------------------------------------------------------------------------------------------------
Total non-interest income                                                66,167       79,267    122,525      118,714      127,876
- ---------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
  General and administrative expense                                    285,901      294,474    294,755      323,122      323,165
  Other real estate owned expense, net                                   12,892       11,013     77,393       50,204       40,961
  Amortization of mortgage servicing rights                              12,107        9,664     19,884       26,650        7,871
  Restructuring and merger-related expense                               15,331       58,258      4,000        3,000        9,718
- ---------------------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                              326,231      373,409    396,032      402,976      381,715
- ---------------------------------------------------------------------------------------------------------------------------------
Minority interest-preferred stock dividend of subsidiary                     --       11,433      1,312           --           --
- ---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax expense (benefit),
  extraordinary item and cumulative effect of a
  change in accounting principle                                        109,912       67,703     19,864      102,430     (163,189)
Income tax expense (benefit)                                             47,727      (53,138)   (68,959)      41,642        9,437
- ---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item and cumulative
  effect of a change in accounting principle                             62,185      120,841     88,823       60,788     (172,626)
Extraordinary item-loss on early extinguishment of debt                      --           --         --       (2,760)          --
Cumulative effect of a change in accounting principle for
 goodwill, securities available for sale and mortgage
 servicing rights, respectively                                              --      (92,887)    (1,187)      (7,066)          --
- ---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    $   62,185   $   27,954   $ 87,636   $   50,962   $ (172,626)
=================================================================================================================================
Net income (loss) attributable to common stock                       $   62,185   $   27,954   $ 87,636   $   39,403   $ (185,304)
=================================================================================================================================
Primary and fully diluted earnings (loss) per common share:
  Income (loss) before extraordinary item and cumulative
    effect of a change in accounting principle                       $     0.57   $     1.12   $   0.91   $     0.89   $    (3.43)
  Extraordinary item                                                         --           --         --        (0.05)          --
  Cumulative effect of a change in accounting principle                      --        (0.86)     (0.01)       (0.13)          --
- ---------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                  $     0.57   $     0.26   $   0.90   $     0.71   $    (3.43)
=================================================================================================================================
Pro forma amounts assuming the changes in accounting
 principles for goodwill and mortgage
 servicing rights were applied retroactively:
    Income (loss) before extraordinary item and
      cumulative effect of a change in accounting principle                       $  120,841   $ 90,133   $   52,120   $ (196,961)
    Extraordinary item                                                                    --         --       (2,760)          --
    Cumulative effect of a change in accounting
      principle for securities available for sale,
      net of income tax benefit                                                           --     (1,187)          --           --
- ---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                             $  120,841   $ 88,946   $   49,360   $ (196,961)
=================================================================================================================================
    Primary and fully diluted earnings (loss) per share:
      Income (loss) before extraordinary item and
        cumulative effect of a change in accounting principle                     $     1.12   $   0.93   $     0.73   $    (3.88)
      Extraordinary item                                                                  --         --        (0.05)          --
      Cumulative effect of a change in accounting
        principle for securities available for sale,
        net of income tax benefit                                                         --      (0.01)          --           --
- ---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                           $     1.12   $   0.92   $     0.68   $    (3.88)
=================================================================================================================================
Primary average common shares outstanding                               109,742      107,668     97,153       55,344       54,046
Fully diluted average common shares outstanding                         109,862      107,700     97,367       55,386       54,046
=================================================================================================================================

FIVE YEAR CONSOLIDATED SUMMARY
- ------------------------------


(Dollars in thousands except per share data)
- -----------------------------------------------------------------------------------------------------------
At or for the Years Ended December 31,         1995          1994          1993          1992          1991
- -----------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION DATA
Total assets                            $20,326,620   $19,647,937   $18,098,984   $16,680,405   $17,835,764
Securities available for sale             4,070,865       530,714       658,204       898,279       233,131
Securities held to maturity               5,085,736     8,609,897     8,159,747     6,678,036     6,804,023
Federal Home Loan Bank
  of New York stock                         318,690       265,586       273,551       187,075       144,402
Total loans receivable                    9,830,313     9,351,622     7,906,573     7,629,100     9,101,959
Allowance for loan losses                  (128,295)     (170,383)     (157,515)     (248,429)     (329,899)
Deposits                                 12,572,203    12,811,269    11,091,362    13,039,885    14,569,605
Total borrowed funds                      6,614,552     5,758,734     5,850,575     2,888,269     2,486,194
Total stockholders' equity                  976,530       905,125       904,982       635,843       584,441

OTHER DATA
Book value per common share(1)          $      9.03   $      8.43   $      8.48   $      8.79   $      7.90
Interest rate spread for the year              1.98%         2.26%         2.40%         2.93%         2.43%
Net interest margin for the year               2.07          2.36          2.47          2.91          2.44
General and administrative expense as
  a percentage of average total assets         1.39          1.56          1.79          1.83          1.74
Return on average assets                       0.30          0.15          0.53          0.29         (0.93)
Return on average common
  stockholders' equity                         6.56          3.25         11.07         10.99        (28.96)
Common stockholders' equity as a
  percentage of total assets                   4.80          4.61          5.00          2.87          2.40
Total non-performing assets             $   315,800   $   415,866   $   641,743   $ 1,010,877   $ 1,184,840
Total non-performing assets as a
  percentage of total assets                   1.55%         2.12%         3.55%         6.06%         6.64%
Allowance for loan losses
  as a percentage of:
    Loans receivable                           1.31          1.82          1.99          3.26          3.62
    Non-accrual loans                         50.29         49.84         54.14         31.97         33.71
Loans serviced for others               $ 9,514,560   $ 8,713,047   $ 8,265,354   $ 9,039,183   $ 7,718,000
===========================================================================================================

(1) The computations for 1995, 1994 and 1993 assumes the warrants issued to the Federal Deposit Insurance Corporation to acquire 8.4 million shares of Dime Bancorp, Inc. common stock at $0.01 per share were exercised.

REPORT OF INDEPENDENT AUDITORS
- ------------------------------


The Board of Directors and Shareholders
Dime Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Dime Bancorp, Inc. and subsidiaries (Dime) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Dime's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dime Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, Dime adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106 ("Employers' Accounting for Postretirement Benefits Other Than Pensions") effective January 1, 1993, and of SFAS No. 115 ("Accounting for Certain Investments in Debt and Equity Securities") effective December 31, 1993. In addition, as discussed in Note 1 to the consolidated financial statements, Dime changed its method of accounting for goodwill effective January 1, 1994.


/s/ KPMG Peat Marwick LLP


New York, New York
January 26, 1996

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
- ----------------------------------------------



(In thousands, except share data)
- -------------------------------------------------------------------------------------------------------------------
December 31,                                                                                1995          1994
- -------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $   216,532   $   178,984
Money market investments                                                                  18,824        28,173
Loans held for sale                                                                      139,370        16,621
Securities available for sale                                                          4,070,865       530,714
Securities held to maturity (estimated fair value of
 $4,990,564 in 1995 and $8,133,137 in 1994)                                            5,085,736     8,609,897
Federal Home Loan Bank of New York stock                                                 318,690       265,586
Loans receivable, net:
  First mortgage loans                                                                 7,820,680     7,368,960
  Cooperative apartment loans                                                          1,217,030     1,176,252
  Consumer and business loans                                                            792,603       806,410
  Allowance for loan losses                                                             (128,295)     (170,383)
- -------------------------------------------------------------------------------------------------------------------
    Total loans receivable, net                                                        9,702,018     9,181,239
- -------------------------------------------------------------------------------------------------------------------
Other real estate owned, net                                                              60,681        74,002
Accrued interest receivable                                                              118,811       105,529
Premises and equipment, net                                                              112,757       119,099
Capitalized excess servicing                                                              32,604        40,976
Mortgage servicing rights                                                                 65,583        62,541
Deferred tax asset, net                                                                  223,463       271,736
Other assets                                                                             160,686       162,840
- -------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $20,326,620   $19,647,937
===================================================================================================================
LIABILITIES
Deposits                                                                             $12,572,203   $12,811,269
Federal Home Loan Bank of New York advances                                            4,602,983     5,319,271
Securities sold under agreements to repurchase                                         1,632,453         9,741
Senior notes                                                                             197,384       197,200
Other borrowed funds                                                                     181,732       232,522
Other liabilities                                                                        163,335       172,809
- ------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     19,350,090    18,742,812
- -------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock, par value $0.01 per share (200,000,000 shares authorized;
 99,705,731 and 98,601,115 shares issued and outstanding in 1995
 and 1994, respectively)                                                                     997           986
Additional paid-in capital                                                               915,210       910,036
Common stock deferred incentive shares                                                        --         2,994
Retained earnings                                                                         65,981         3,796
Net unrealized loss on securities available for sale, net of related income taxes         (5,468)      (12,612)
Unearned compensation                                                                       (190)          (75)
- -------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               976,530       905,125
- -------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $20,326,620   $19,647,937
===================================================================================================================
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
- ---------------------------------


(In thousands, except per share data)
- -------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                              1995          1994         1993
- -------------------------------------------------------------------------------------------------------------
INTEREST INCOME
First mortgage loans                                                   $   556,395   $   459,086   $  395,040
Cooperative apartment loans                                                 91,657        78,989       80,978
Consumer and business loans                                                 74,374        62,512       60,420
Mortgage-backed securities                                                 567,885       482,829      386,017
Investment securities                                                       32,596        36,160       45,391
Money market investments                                                    34,224        17,286       12,265
- -------------------------------------------------------------------------------------------------------------
Total interest income                                                    1,357,131     1,136,862      980,111
- -------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                                                   524,452       404,569      411,475
Borrowed funds                                                             423,053       303,216      178,464
- -------------------------------------------------------------------------------------------------------------
Total interest expense                                                     947,505       707,785      589,939
- -------------------------------------------------------------------------------------------------------------
Net interest income                                                        409,626       429,077      390,172
Provision for loan losses                                                   39,650        55,799       95,489
- -------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                        369,976       373,278      294,683
- -------------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME
Loan servicing fees, net                                                    30,452        28,213       30,001
Securities and insurance brokerage fees                                     15,532        16,885       22,336
Net (losses) gains on sales activities                                     (12,415)        2,925       36,606
Banking service fees and other                                              32,598        31,244       33,582
- -------------------------------------------------------------------------------------------------------------
Total non-interest income                                                   66,167        79,267      122,525
- -------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE
General and administrative expense:
  Compensation and employee benefits                                       131,721       136,786      129,256
  Occupancy and equipment, net                                              58,285        56,447       54,227
  Federal deposit insurance premiums                                        21,373        31,214       35,474
  Other                                                                     74,522        70,027       75,798
- -------------------------------------------------------------------------------------------------------------
Total general and administrative expense                                   285,901       294,474      294,755
Other real estate owned expense, net                                        12,892        11,013       77,393
Amortization of mortgage servicing rights                                   12,107         9,664       19,884
Restructuring and merger-related expense                                    15,331        58,258        4,000
- -------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                 326,231       373,409      396,032
- -------------------------------------------------------------------------------------------------------------
Minority interest-preferred stock dividend of subsidiary                        --        11,433        1,312
- -------------------------------------------------------------------------------------------------------------
Income before income tax expense (benefit) and cumulative
 effect of a change in accounting principle                                109,912        67,703       19,864
Income tax expense (benefit)                                                47,727       (53,138)     (68,959)
- -------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in accounting principle         62,185       120,841       88,823
Cumulative effect of a change in accounting principle for goodwill              --       (92,887)          --
Cumulative effect of a change in accounting principle
 for securities available for sale, net of income tax benefit                   --             --      (1,187)
- -------------------------------------------------------------------------------------------------------------
Net income                                                             $    62,185   $    27,954   $   87,636
=============================================================================================================
Primary and Fully Diluted Earnings Per Common Share
- ---------------------------------------------------
Income before cumulative effect of a change in accounting principle    $      0.57   $      1.12   $     0.91
Cumulative effect of a change in accounting principle                           --         (0.86)       (0.01)
- -------------------------------------------------------------------------------------------------------------
Net income                                                             $      0.57   $      0.26   $     0.90
=============================================================================================================
PRO FORMA AMOUNTS ASSUMING THE CHANGE IN ACCOUNTING
PRINCIPLE FOR GOODWILL WAS APPLIED RETROACTIVELY
Income before cumulative effect of a change in accounting principle                  $   120,841   $   90,133
Cumulative effect of a change in accounting principle for securities
 available for sale, net of income tax benefit                                                         (1,187)
- -------------------------------------------------------------------------------------------------------------
Net income                                                                           $   120,841   $   88,946
=============================================================================================================
Primary and fully diluted earnings per common share:
  Income before cumulative effect of a change in accounting principle                $      1.12   $     0.93
  Cumulative effect of a change in accounting principle                                       --        (0.01)
- -------------------------------------------------------------------------------------------------------------
Net income                                                                           $      1.12   $     0.92
=============================================================================================================
Primary average common shares outstanding                                  109,742       107,668       97,153
Fully diluted average common shares outstanding                            109,862       107,700       97,367
=============================================================================================================
See accompanying notes to the consolidated financial statements.

CONSOLIDTED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- ---------------------------------------------------------


(In thousands, except share data)
- ---------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                                    1995       1994        1993
- ---------------------------------------------------------------------------------------------------------------
CLASS A CUMULATIVE PREFERRED STOCK
Balance at beginning of year                                                    $          $          $ 157,000
Exchange of Class A cumulative preferred stock for $71,000 in senior notes
 and warrants to acquire 8,407,500 shares of common stock at $0.01 per share          --         --    (157,000)
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                --         --          --
- ---------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance at beginning of year                                                         986        983         545
Merger adjustment                                                                     --         (2)         --
Issuance of stock through rights offering                                             --         --         331
Issuance of stock through public offering                                             --         --         102
Other issuances of stock                                                              11          5           5
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                               997        986         983
- ---------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                                                     910,036    907,851     569,042
Merger adjustment                                                                     --       (251)         --
Restricted stock activity, net                                                       205         41         116
Issuance costs of preferred stock offering of subsidiary                              --         --      (4,250)
Issuance of stock through rights offering                                             --         --     188,670
Issuance of stock through public offering                                             --         --      66,832
Other issuances of stock                                                           4,969      2,385       1,441
Exchange of Class A cumulative preferred stock for $71,000 in senior notes
 and warrants to acquire 8,407,500 shares of common stock at $0.01 per share          --         --      86,000
Other                                                                                 --         10          --
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           915,210    910,036     907,851
- ---------------------------------------------------------------------------------------------------------------
COMMON STOCK DEFERRED INCENTIVE SHARES
Balance at beginning of year                                                       2,994         --          --
Deferred incentive shares granted, net                                                33      2,994          --
Deferred incentive shares distributed                                             (3,027)        --          --
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                --      2,994          --
- ---------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT)
Balance at beginning of year                                                       3,796     (2,017)    (89,653)
Merger adjustment                                                                     --    (22,141)         --
Net income                                                                        62,185     27,954      87,636
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            65,981      3,796      (2,017)
- ---------------------------------------------------------------------------------------------------------------
NET UNREALIZED LOSS ON SECURITIES AVAILABLE FOR SALE,
 NET OF RELATED INCOME TAXES
Balance at beginning of year                                                     (12,612)    (1,734)         --
Merger adjustment                                                                     --      4,632          --
Change in net unrealized loss on securities available for sale, net of related
 income taxes                                                                      7,144    (15,510)     (1,734)
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            (5,468)   (12,612)     (1,734)
- ---------------------------------------------------------------------------------------------------------------
NET UNREALIZED DEPRECIATION IN CERTAIN MARKETABLE EQUITY SECURITIES
Balance at beginning of year                                                          --         --        (737)
Change in net unrealized depreciation in certain marketable equity securities         --         --         737
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                --         --          --
- ---------------------------------------------------------------------------------------------------------------
UNEARNED COMPENSATION
Balance at beginning of year                                                         (75)      (101)       (354)
Restricted stock activity                                                           (181)       (47)       (107)
Unearned compensation amortized to expense                                            66         73         360
- ---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                              (190)       (75)       (101)
- ---------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      $976,530   $905,125   $ 904,982
===============================================================================================================
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------


(In thousands)
- --------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                                          1995          1994          1993
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $    62,185   $    27,954   $    87,636
Adjustments to reconcile net income to net cash provided by operating activities:
  Cumulative effect of a change in accounting principle                                     --        92,887         1,187
  Provision for loan and real estate losses                                             46,529        60,464       149,530
  Depreciation and amortization of premises and equipment                               17,899        16,766        15,805
  Other amortization and accretion, net                                                 69,038        55,452        86,017
  Provision for deferred income tax expense (benefit)                                   43,032       (92,266)     (109,948)
  Net (increase) decrease in loans held for sale                                      (122,749)      117,743        52,144
  Other, net                                                                            (1,338)      (43,241)      (37,174)
- --------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              114,596       235,759       245,197
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable originated and purchased                                           (1,795,620)   (1,541,709)   (2,267,465)
Proceeds from sales of loans receivable                                                 42,344         6,562        15,765
Principal payments received on loans receivable                                      1,181,255     1,130,848     1,220,368
Purchases of mortgage-backed securities available for sale                             (55,052)      (37,149)     (238,845)
Purchases of mortgage-backed securities held to maturity                            (2,142,387)   (3,038,518)   (5,181,754)
Proceeds from sales of mortgage-backed securities available for sale                    25,279       313,909     1,414,422
Proceeds from sales of mortgage-backed securities held to maturity                     187,342            --            --
Principal payments received on mortgage-backed securities                            1,858,845     2,100,439     2,654,922
Purchases of investment securities available for sale                                     (339)      (26,222)      (10,137)
Purchases of investment securities held to maturity                                     (2,088)         (250)     (151,749)
Proceeds from sales of investment securities available for sale                             --        19,951       197,861
Proceeds from maturities and calls of investment securities                             61,299        91,396       316,558
Net (purchases) redemptions of Federal Home Loan Bank of New York stock                (53,104)        6,298       (86,476)
Acquisitions, net of cash and cash equivalents acquired                                 (7,914)      374,870            --
Repurchases of assets sold with recourse                                               (35,946)      (62,753)      (98,208)
Proceeds from bulk sales of non-performing assets                                           --       266,821            --
Proceeds from sales of other real estate owned                                          66,763        97,450       265,334
Purchases and originations of mortgage servicing rights                                (17,263)      (35,037)      (29,968)
Proceeds from sales of mortgage servicing rights                                         2,022         4,443         7,534
Other, net                                                                             (40,261)      (16,150)       (5,839)
- --------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                 (724,825)     (344,801)   (1,977,677)
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits, exclusive of sales and purchases                   42,678      (173,263)     (665,015)
Net cash paid upon sale of deposits                                                   (262,512)      (61,115)   (1,243,884)
Net cash received upon purchase of deposits                                                 --        52,112            --
Net increase in borrowings with original maturities of three months or less            300,797     2,237,631     1,786,594
Proceeds from other borrowings                                                       1,365,000       485,000     1,687,419
Repayment of other borrowings                                                         (809,549)   (2,454,158)     (590,263)
Net proceeds from issuance of common stock                                               2,014         1,499       257,390
Net proceeds from issuance of preferred stock of subsidiary                                 --            --        95,750
Other, net                                                                                  --        (1,369)           --
- --------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              638,428        86,337     1,327,991
- --------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    28,199       (22,705)     (404,489)
Merger adjustment                                                                           --        17,406            --
Cash and cash equivalents at beginning of year                                         207,157       212,456       616,945
- --------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $   235,356   $   207,157   $   212,456
==========================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid on deposits and borrowings                                           $   941,483   $   694,976   $   558,199
Net income tax (refunds) payments                                                  $   (11,758)  $    60,081   $    53,131
SUPPLEMENTAL NON-CASH FLOW INFORMATION
Net transfers of loans receivable to other real estate owned                       $    49,768   $    64,232   $   253,454
Securitization of loans receivable                                                 $        --   $    66,041   $   272,921
Transfers of securities from held to maturity to available for sale                $ 3,616,445   $        --   $    52,888
Exchange of Class A cumulative preferred stock for senior notes
 and common stock warrants                                                         $        --   $        --   $    71,000
Exchange of preferred stock of subsidiary for senior notes                         $        --   $   100,000   $        --
In connection with acquisitions:
  Fair value of assets acquired                                                    $     2,435   $ 2,016,397   $        --
  Cash paid                                                                        $     7,914   $    80,000   $        --
  Fair value of liabilities assumed                                                $     1,397   $ 1,936,397   $        --
==========================================================================================================================
See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Note 1 -- Summary of Significant Accounting Policies
- ----------------------------------------------------

Dime Bancorp, Inc. (the "Holding Company") is the holding company for The Dime Savings Bank of New York, FSB (the "Bank," and, together with the Holding Company, the "Company" or "Dime"), which is engaged in banking operations. The Bank has various subsidiaries that are principally engaged in banking-related activities. The following are the significant accounting and reporting policies applied by the Company, which conform with generally accepted accounting principles and prevailing industry practices.

Basis of Presentation and Principles of Consolidation The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements and accompanying notes for prior years have been reclassified to conform with the current year presentation.

On January 13, 1995, Anchor Bancorp, Inc. ("Anchor Bancorp") and its wholly-owned savings bank subsidiary, Anchor Savings Bank FSB ("Anchor Savings," and, together with Anchor Bancorp, "Anchor"), merged with and into the Holding Company and the Bank, respectively, which were the surviving corporations (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Accordingly, the financial statements of the Company for periods prior to the Merger have been restated to include Anchor. In recording the pooling-of-interests combination, Anchor's results of operations for its fiscal year ended June 30, 1994 have been combined with the Company's results of operations for its year ended December 31, 1993.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Consolidated Statements of Cash Flows For the purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks and money market investments purchased with maturities of three months or less.

Cash flows associated with derivative financial instruments are classified in the Consolidated Statements of Cash Flows in the same category as the cash flows from the asset or liability being hedged.

Securities Effective December 31, 1993, the Company adopted the Financial Accounting Standards Board's (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 applies to investments in equity securities that have readily determinable fair values and all investments in debt securities, including mortgage-backed securities ("MBS"), and requires these securities to be classified into one of three categories: (i) held to maturity (applies to debt securities only), (ii) trading, or (iii) available for sale. Securities which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are carried at amortized cost. Securities held for sale in the near term in connection with mortgage banking activities are classified as trading securities and are carried at estimated fair value with unrealized gains and losses recognized in operations. The Company did not maintain a trading securities portfolio at December 31, 1995 or 1994. Securities not otherwise classified as held to maturity or trading are classified as available for sale and are carried at estimated fair value with unrealized gains and losses, including unrealized gains and losses on derivative financial instruments hedging such assets, reported as a separate component of stockholders' equity, net of the related income tax effect. Prior to the adoption of SFAS No. 115, securities designated as available for sale were carried at the lower of cost or estimated fair value, with net unrealized losses on such securities recognized in operations, whereas net gains were not recognized until sale.

The amortization of premiums and accretion of discounts on securities is recognized in operations using the interest method over the lives of the securities, adjusted, in the case of MBS, for actual prepayments. Gains and losses on sales of securities are determined using the specific identification method. In the event the Company determines that an other than temporary impairment in value of a security has occurred, the security is written-down to estimated fair value by a charge to operations and a new cost basis established.

Upon adoption of SFAS No. 115, and in accordance with the provisions therein, the Company changed its method of measuring impairment for interest-only MBS from an undiscounted cash flow basis to estimated fair value. This change resulted in the recognition of impairment of such securities at December 31, 1993 of $1.2 million, net of the income tax effect, which is reflected as the "Cumulative effect of a change in accounting principle for securities available for sale, net of income tax benefit" in the Consolidated Statements of Income.

Loans Loans held for sale are carried at the lower of cost or estimated fair value, as determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance by charges to operations. Premiums, discounts and deferred loan origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale.

Loans receivable are generally carried at unpaid principal balances adjusted for unamortized premiums, unearned discounts, deferred loan origination fees and costs, and undisbursed funds on loans in process. Premiums are amortized and discounts are accreted into income over the lives

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


of the loans using the interest method. Deferred loan origination fees and costs are recognized as an adjustment of yield over the contractual lives of the loans.

Troubled Debt Restructurings and Non-Accrual and Impaired Loans   A loan is
deemed a troubled debt restructuring ("TDR") by the Company when modifications of a concessionary nature, such as the reduction of the interest rate, are made to the loan's original contractual terms due to a deterioration in the borrower's financial condition.

Loans are placed on non-accrual status upon becoming 90 days contractually past due as to principal or interest, or at an earlier date if the full collectability of principal or interest is doubtful. Interest income previously accrued but not collected at the date a loan is placed on non-accrual status is reversed against interest income. Cash receipts on non-accrual loans are applied to principal and interest in accordance with their contractual terms unless full payment of principal is not expected, in which case cash receipts, whether designated as principal or interest, are applied as a reduction of the carrying value of the loan. Loans are generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured and a consistent record of performance, generally six months, has been demonstrated.

Effective January 1, 1995, the Company adopted the FASB's SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." In accordance with SFAS No. 114, the Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. SFAS No. 114 does not apply to those large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which, for the Company, include one-to-four family first mortgage and cooperative apartment loans ("residential property loans") and consumer loans, other than those modified in a TDR. The Company also does not generally review for impairment business loans and commercial and multifamily first mortgage loans that have insignificant carrying values. The Company generally does not consider a loan impaired when the delay in the timing of payments or the shortfall in the amount of payments is deemed insignificant.

Loans reviewed for impairment by the Company are limited to loans modified in a TDR and, except as noted above, all business loans and commercial and multifamily first mortgage loans. At December 31, 1995, the measurement value of the Company's impaired business loans was based upon the present value of expected future cash flows discounted at the loan's effective interest rate, while the measurement values of all other impaired loans of the Company were based upon the fair values of the underlying collateral. The amount by which the recorded investment in an impaired loan exceeds the measurement value is recognized by an increase in the allowance for loan losses with a corresponding charge to the provision for loan losses. The Company's impaired loan identification and measurement processes are conducted in conjunction with the Company's review of the adequacy of its allowance for loan losses (see "Allowance for Loan Losses" below). Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history, and debt coverage. At a minimum, loans reviewed for impairment by the Company are classified as impaired when delinquent more than six months.

All loans modified in a TDR subsequent to the adoption of SFAS No. 114 are considered impaired. However, while the required valuation allowance associated with such a loan will continue to be measured in accordance with SFAS No. 114 throughout the loan term, if the restructuring agreement specifies an interest rate equal to or greater than the rate the Company was willing to accept at the restructuring date for a new loan with comparable risk and the loan is not impaired based on the terms of the restructuring agreement, it will not be included in the Company's impaired loan statistics in years following the restructuring. Loans that were modified in a TDR prior to the Company's adoption of SFAS No. 114 that are not considered impaired based on the terms of the restructuring agreement continue to be accounted for under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," and are not included in the Company's impaired loan statistics.

Cash receipts on an impaired loan are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan. For impaired loans not classified as non-accrual, interest income is recognized on an accrual basis as the Company anticipates the full payment of principal and interest due. Interest income on impaired loans on non-accrual status is, as discussed above, recognized to the extent received in cash and not otherwise utilized to reduce the carrying value of the loan.

For a further discussion of SFAS No. 114, see "Other Real Estate Owned, Net" below.

Allowance for Loan Losses   An allowance for losses is maintained for estimated
losses in the Company's loans receivable portfolio. The allowance is increased by loss provisions charged to operations and decreased by charge-offs (net of recoveries). In determining the appropriate level of the allowance for loan losses, the Company reviews its loans receivable portfolio on a monthly basis, taking into account the size, composition and risk profile of the loan portfolio, including delinquency levels, historical loss experience, cure rates on delinquent loans, economic conditions and other pertinent factors, such as assumptions and projections of future conditions.

While management considers the allowance for loan losses to be adequate based on information currently available, additions to the allowance may be necessary due to future events including changes in economic conditions in the Company's lending areas. In addition, the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"), as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

Other Real Estate Owned, Net Other real estate owned ("ORE"), which consists of real estate acquired in satisfaction of loans, is carried at the date of acquisition at the lower of cost or estimated fair value less estimated selling costs. Write-downs required at time of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, the Company maintains an allowance for actual and potential future declines in value. Provisions charged to the allowance for losses on ORE, operating costs and revenues, and gains on sales in excess of prior charge-offs are recognized in "ORE expense, net" in the Consolidated Statements of Income. Expenditures related to the development and improvement of ORE are capitalized to the extent realizable.

Prior to the Company's adoption of SFAS No. 114, loans deemed to be in-substance foreclosed were included as a component of ORE, net. SFAS No. 114 amended SFAS No. 15 to limit the application of the concept of an in-substance foreclosure to those situations where the creditor has obtained physical possession of the loan collateral, regardless of whether formal foreclosure proceedings have occurred. It is not the Company's current policy, nor has it been its policy in the past, to take possession of loan collateral until foreclosure has occurred. In connection with its adoption of SFAS No. 114, the Company has, for all periods prior to its adoption, reclassified (i) in-substance foreclosed loans and any related allowance for losses from "ORE, net" to "Loans receivable" and the "Allowance for loan losses," respectively, (ii) provisions for losses on in-substance foreclosed loans from "ORE expense, net" to the "Provision for loan losses," and (iii) charge-offs and recoveries of in-substance foreclosed loans from the "Allowance for losses on ORE," which is netted against ORE, to the "Allowance for loan losses."

Premises and Equipment, Net Buildings, leasehold improvements and equipment are carried at cost less accumulated depreciation and amortization. Land is carried at cost. Buildings and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the terms of their respective leases or estimated useful lives. Maintenance, repairs, and minor improvements are charged to operations in the period incurred, while major improvements are capitalized.

Capitalized Excess Servicing Gains and losses resulting from sales of loans with servicing retained, including those loans which have been securitized into MBS, are adjusted to recognize the present value of differences between the retained loan yield and the normal servicing fee over the estimated remaining lives of the related loans. The amortization of capitalized excess servicing is charged to operations over the remaining estimated lives of the loans and reflected under the caption "Loan servicing fees, net" in the Consolidated Statements of Income. The carrying value of the Company's capitalized excess servicing and the related amortization is evaluated on a quarterly basis in relation to estimated servicing values, including actual and anticipated prepayment rates.

Mortgage Servicing Rights The Company adopted, effective January 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," to require the recognition, as separate assets, of the rights to service mortgage loans (including cooperative apartment loans) sold, whether those rights are acquired through loan purchase or loan origination activities. Prior to the adoption of SFAS No. 122, only those rights to service mortgage loans acquired through purchase transactions were recognized as assets by the Company. In addition, the previously existing requirement in SFAS No. 65 to offset gains on the sales of loans against any related servicing right assets was eliminated by SFAS No. 122. The initial capitalization of mortgage servicing rights ("MSR") is predicated upon an allocation of the total cost of the related mortgage loans to the MSR and the loans (without the MSR) based on their relative estimated fair values. MSR are amortized in proportion to and over the period of estimated net servicing income, which is consistent with the Company's amortization of its purchased MSR in periods prior to its adoption of SFAS No. 122.

In accordance with SFAS No. 122, MSR are assessed for impairment based upon their estimated fair value. For purposes of such assessments, the Company stratifies its MSR, including those MSR purchased prior to the adoption of SFAS No. 122, by underlying loan type (i.e., adjustable-rate and fixed-rate) and interest rate. MSR impairment is recognized through a valuation allowance for each impaired stratum with a corresponding charge to "Amortization of MSR" in the Consolidated Statements of Income. The individual allowances are adjusted in subsequent periods to reflect changes in the measurement of impairment. The recognition of estimated fair value in excess of the capitalized MSR, net of amortization, is prohibited. The estimated fair value of each of the MSR strata is determined through a discounted cash flow analysis of estimated net future servicing income utilizing current market interest rates. At December 31, 1995, the estimated fair value of each of the Company's MSR strata exceeded the related MSR carrying value. In estimating the fair value of its MSR at December 31, 1995, the Company, among other factors, used a weighted average prepayment speed of 300%, a weighted average discount rate of 11.3%, a 3.5% annual inflation rate in servicing costs, and a lifetime default rate of 1.30%. Prior to the adoption of SFAS No. 122, the recoverability and carrying values of the Company's purchased MSR were also determined through discounted cash flow analysis. However, the discount rate utilized was equal to the higher of the current market or the implicit rate at the time of acquisition.

The Company's consolidated financial statements were not materially impacted by the adoption of SFAS No. 122 nor are they expected to be in the near term.

Change in Accounting Principle for Goodwill Effective January 1, 1994, the Company adopted SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," for that portion of its goodwill not previously being accounted for under the provisions thereof. Such goodwill was associated with a thrift acquisition initiated prior to the effective date of SFAS No. 72. In connection therewith, the Company's method of amortizing such goodwill was changed from the straight-line method to the interest method over the expected remaining lives of the long-term interest-earning assets acquired. The cumulative effect on prior years of this change in accounting principle was $92.9 million, or $0.86 per common share, which was reflected as a charge to the 1994 first quarter's operations.

Hedging Activities The Company utilizes a variety of derivative financial instruments solely as part of its interest rate risk management strategy. Such instruments may include interest rate swaps, interest rate futures, forward contracts, interest rate caps and interest rate floors and options. The Company's derivative financial instruments are typically classified as hedges. In order to qualify for hedge accounting treatment (i) the asset or liability, or a homogeneous pool thereof, being hedged must expose the Company to interest rate risk, (ii) the derivative as a financial instrument or the interest rate index to which it is tied must have a high degree of correlation to the hedged balance sheet item, and (iii) the derivative must be effective and designated as a hedge of a specific balance sheet item. Revenues and expenses associated with derivative financial instruments that qualify for hedge accounting treatment are accounted for on an accrual basis and reflected in the Consolidated Statements of Income in the same categories as those associated with the related hedged balance sheet items. The related hedged balance sheet item is generally a specifically identified asset or liability or a homogeneous pool thereof. Deferred realized gains and losses on closed derivative financial instrument contracts are amortized over the duration of the related hedged balance sheet item. Premiums paid for option contracts and interest rate cap and floor agreements are amortized over the contractual terms of the agreements.

Income Taxes In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date.

Earnings Per Common Share Primary and fully diluted earnings per common share are calculated by dividing income before the cumulative effect of a change in accounting principle and net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of stock warrants and employee stock options and are computed using the treasury stock method.

Note 2 -- Merger and Acquisition Activities
- -------------------------------------------

Merger of Dime and Anchor Upon consummation of the Merger on January 13, 1995, 41,760,503 newly issued shares of common stock of the Holding Company, par value $0.01 per share, were exchanged for all of the shares of common stock of Anchor Bancorp, par value $0.01 per share, outstanding at the time of the Merger, based on an exchange ratio of 1.77 shares of Holding Company common stock for each share of Anchor Bancorp common stock. In addition, 56,842,168 shares of newly issued Holding Company common stock were exchanged on a one-for-one basis for all the shares of the Holding Company's common stock, par value $0.01 per share, outstanding at the time of the Merger.

The results of operations of Dime and Anchor on a separate company basis are as follows for the years ended December 31:
===============================================================================

                                                                    1994                                1993
                                                       --------------------------------   -------------------------------
(In thousands)                                             Dime     Anchor     Combined        Dime     Anchor   Combined
- -------------------------------------------------------------------------------------------------------------------------
Interest income                                        $614,321   $522,541   $1,136,862   $ 524,965   $455,146   $980,111
Interest expense                                        375,173    332,612      707,785     310,483    279,456    589,939
Provision for loan losses                                49,049      6,750       55,799      85,739      9,750     95,489
Non-interest income                                      37,447     41,820       79,267      72,859     49,666    122,525
Restructuring and merger-related expense                 34,327     23,931       58,258       4,000         --      4,000
All other non-interest expense                          183,455    131,696      315,151     258,129    133,903    392,032
Minority interest expense                                11,433         --       11,433       1,312         --      1,312
Income tax expense (benefit)                            (85,476)    32,338      (53,138)   (105,141)    36,182    (68,959)
- -------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a
  change in accounting principle                         83,807     37,034      120,841      43,302     45,521     88,823
Cumulative effect of a change in accounting principle        --    (92,887)     (92,887)         --     (1,187)    (1,187)
- -------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $ 83,807   $(55,853)  $   27,954   $  43,302   $ 44,334   $ 87,636
=========================================================================================================================

Effective January 1, 1993, Dime changed its method of accounting for purchased MSR and recorded a charge of $8.6 million for the cumulative effect on prior years of the change. Anchor, effective July 1, 1992, similarly changed its method of accounting for purchased MSR. As Anchor's results of operations for the fiscal year ended June 30, 1993 are reflected in the combined results of operations for the year ended December 31, 1992, the historical amortization of purchased MSR of Dime for the year ended December 31, 1992 has been restated to apply the change in accounting principle in the earlier year.

In order to eliminate the effect of including Anchor's results of operations and other activity for the six months ended June 30, 1994 in both the years ended December 31, 1994 and 1993, total stockholders' equity has been reduced by $17.8 million, including a reduction in retained earnings of $22.1 million, which is summarized in the following table.

=======================================================
                                    Increase/(Decrease)
(In thousands)                     in Retained Earnings
- -------------------------------------------------------
Interest income                               $(230,329)
Interest expense                                143,605
Provision for loan losses                         3,750
Non-interest income                             (20,610)
Non-interest expense                             63,597
Income tax expense                               17,846
- -------------------------------------------------------
Net decrease in retained earnings             $ (22,141)
=======================================================

The following table sets forth an analysis of the activity in the Company's Merger-related restructuring accrual for the year ended December 31, 1995.

=====================================================================
                        Severance  Facilities   Transaction
                              and         and          Fees
                        Personnel     Systems     and Other
(In thousands)              Costs       Costs         Costs     Total
- ---------------------------------------------------------------------
Balance at
  beginning of year      $ 21,337     $18,785      $ 8,598   $ 48,720
Provision charged
  to operations             2,532       3,004          892      6,428
Cash payments             (18,947)     (3,824)      (9,490)   (32,261)
Non-cash
  adjustments (1)              --      (6,196)          --     (6,196)
- ---------------------------------------------------------------------
Balance at end of year   $  4,922     $11,769      $    --   $ 16,691
=====================================================================

(1)Primarily represents write-offs of systems and facilities.

Management identified and documented approximately 600 positions, 150 of which were officer positions, that they expected would be eliminated in connection with the Merger, with the most substantial reductions centered in the Bank's Mortgage Banking Department (approximately 300 positions) and its Information Technology Department (approximately 100 positions). As of December 31, 1995, approximately 50 of such positions have yet to be eliminated. The Company currently anticipates that it will have effected the elimination of substantially all of the remaining identified positions by mid-1996. The payment of severance benefits is expected to be largely completed by the end of 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Of the restructuring accrual at December 31, 1995 associated with facilities and systems, approximately one-half represents pending write-offs of existing assets, all of which are currently expected to be recognized by mid-1996, and approximately one-half represents the net present value of lease obligations associated with facilities which are no longer being, or which will cease to be utilized in the Company's operations. Such lease obligations extend through the year 2008.

Acquisition of Lincoln On August 12, 1994, prior to the Merger, The Lincoln Savings Bank, FSB ("Lincoln"), headquartered in New York, New York, was acquired by Anchor Savings for $80.0 million in cash (the "Lincoln Acquisition"). The purchase price, which was funded by the excess liquidity position of Lincoln, was equal to the net assets acquired. The Lincoln Acquisition is being accounted for utilizing the purchase method of accounting. Accordingly, the impact of the Lincoln Acquisition is only reflected in the Company's consolidated financial statements from the date of acquisition. A summary of the net assets acquired in the Lincoln Acquisition is set forth in the following table.

=========================================
(In thousands)                     Amount
- -----------------------------------------
Assets acquired:
  Cash and cash equivalents    $  454,870
  MBS                             259,021
  Federal Home Loan Bank of
    New York ("FHLBNY") stock      10,833
  Loans receivable, net         1,173,629
  ORE, net                         27,615
  Premises and equipment           20,649
  Deferred tax asset, net          47,705
  Other                            22,075
- -----------------------------------------
    Total assets acquired       2,016,397
- -----------------------------------------
Liabilities assumed:
  Deposits                      1,829,267
  Borrowed funds                   76,114
  Other                            31,016
- -----------------------------------------
    Total liabilities assumed   1,936,397
- -----------------------------------------
Net assets acquired            $   80,000
=========================================

Acquisition of Residential Property Loan Origination Businesses In October 1995, the Bank acquired the assets relating to the residential property loan origination business of National Mortgage Investments Co., Inc. ("National Mortgage"). At the time of the acquisition, National Mortgage, which was headquartered in Griffin, Georgia, operated through 24 retail offices located in Georgia, Virginia, South Carolina, and Maryland. In addition, in November 1995, the Bank purchased the assets relating to the residential property loan origination business of James Madison Mortgage Co. ("Madison Mortgage"). Madison Mortgage, which was headquartered in Fairfax, Virginia, operated at the time of the acquisition through five retail offices located in Virginia and Maryland, as well as regional wholesale offices located in South Carolina and Virginia. The residential property loan origination businesses of National Mortgage and Madison Mortgage are being operated under their own names, through their existing offices, as part of the Bank. The assets acquired and liabilities assumed from National Mortgage and Madison Mortgage were not material. The aggregate goodwill arising from such acquisitions amounted to $6.9 million and is being amortized on a straight-line basis over a 15 year period.

Pursuant to the terms of the asset purchase agreement, dated September 15, 1995, between the Bank and National Mortgage regarding certain assets related to the residential loan origination business of National Mortgage, the Bank is contingently liable for certain additional payments to National Mortgage on specified dates through the third quarter of 1997 based on the attainment of certain loan origination targets related to the purchased assets. The maximum amount of the contingent payments to be made under the agreement is $3.7 million. If all or any portion of such payments are made by the Bank, they will be recognized, at the time of payment, as additional goodwill associated with the acquisition.

Note 3 -- Securities
- --------------------

The amortized cost and estimated fair value of securities available for sale, as well as related gross unrealized gains and losses, are summarized as follows at December 31:

====================================================================================================================================
                                                           1995                                               1994
                                                       Gross        Gross                              Gross       Gross
                                      Amortized   Unrealized   Unrealized   Estimated  Amortized  Unrealized  Unrealized  Estimated
thousands)                                 Cost        Gains       Losses  Fair Value       Cost       Gains      Losses  Fair Value
- ------------------------------------------------------------------------------------------------------------------------------------
MBS:
  Pass-through securities:
    Privately-issued                 $2,731,267   $   10,571      $26,741  $2,715,097   $ 32,108    $     60     $   239    $ 31,929
     Federal National Mortgage
     Association ("FNMA")               736,614       11,074          499     747,189     88,838       4,100       7,114      85,824
     Federal Home Loan Mortgage
     Corporation ("FHLMC")              448,260        1,614        1,518     448,356    352,204      10,535      26,313     336,426
     Government National Mortgage
     Association ("GNMA")                22,625          546          646      22,525      5,930         311          53       6,188
  Collateralized mortgage
  obligations issued by
  FHLMC                                      --           --           --          --      9,684          16          --       9,700
  Interest-only                           2,187           --          508       1,679      2,638         172          --       2,810
- ------------------------------------------------------------------------------------------------------------------------------------
      Total MBS                       3,940,953       23,805       29,912   3,934,846    491,402      15,194      33,719     472,877
- ------------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  Debt securities:
    U.S. government and
      federal agency                     28,048           37           40      28,045     35,333           5       1,205      34,133
    State and municipal                  80,763          270        2,980      78,053         --          --          --          --
    Domestic corporate                   17,274           20           45      17,249        450          --          10         440
  Equity securities                      13,403          163          894      12,672     25,488          30       2,254      23,264
- ------------------------------------------------------------------------------------------------------------------------------------
      Total investment securities       139,488          490       3,959      136,019     61,271          35       3,469      57,837
- ------------------------------------------------------------------------------------------------------------------------------------
Total securities available for sale  $4,080,441   $   24,295     $33,871   $4,070,865   $552,673     $15,229    $ 37,188    $530,714
====================================================================================================================================

In connection with a decision by the FASB in October 1995 to allow entities a one-time opportunity to reassess their security classifications made pursuant to SFAS No. 115, the Company, in December 1995, transferred securities with an amortized cost of $3.6 billion, including $3.5 billion of MBS, from the held to maturity portfolio to the available for sale portfolio, of which $1.1 billion of such transferred MBS the Company has decided to sell and use the sales proceeds to reduce its outstanding borrowings (the "1995 Balance Sheet Restructuring Plan"). As a result of the FASB's decision, the Company was permitted to make this one-time transfer of securities without the risk, which existed prior thereto, of being required to transfer certain other securities in its held to maturity portfolio to its available for sale portfolio. As of December 31, 1995, the Company had not entered into commitments to sell any of the $1.1 billion of MBS designated for sale in connection with the 1995 Balance Sheet Restructuring Plan, substantially all of which had unrealized losses at the time of transfer, but anticipates that such sales will be consummated in early 1996. As a result of the decision to sell the $1.1 billion of MBS, the Company wrote-down those securities with unrealized losses to estimated fair value and recognized a pretax loss of $23.6 million in December 1995, which is reflected in "Net (losses) gains on sales activities" in the Company's Consolidated Statements of Income. The estimated fair value of the remaining $2.5 billion of securities transferred in connection with the 1995 Balance Sheet Restructuring Plan approximated their carrying value at time of transfer. The Company has not made any determination as to the timing or amount of the sale of any of the remaining securities transferred.

Additionally, for interest rate risk management purposes following the Merger, during the first quarter of 1995 the Company transferred MBS with an amortized cost of $12.9 million from the held to maturity portfolio to the available for sale portfolio and sold MBS held to maturity with an amortized cost of $188.1 million and realized a loss of $0.7 million. The $12.9 million of transferred MBS were subsequently sold during the second quarter of 1995 at an immaterial gain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

The amortized cost and estimated fair value of securities held to maturity, as well as related gross unrealized gains and losses, are summarized as follows at December 31:

                                                           1995                                              1994
                                                       Gross      Gross                               Gross      Gross
                                       Amortized  Unrealized Unrealized   Estimated   Amortized  Unrealized Unrealized  Estimated
(In thousands)                              Cost       Gains     Losses  Fair Value        Cost       Gains     Losses  Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
MBS:
  Pass-through securities:
    Privately-issued                  $3,364,399  $    3,607    $88,222  $3,279,784  $5,715,783  $      272   $279,664  $5,436,391
    FNMA                                      --          --         --          --     155,347           5      5,479     149,873
    FHLMC                                     --          --         --          --     147,435           1      6,938     140,498
    GNMA                                      --          --         --          --     209,373          --     13,508     195,865
  Collateralized mortgage
    obligations:
      Privately-issued                 1,574,085         274      9,536   1,564,823   2,067,039       6,627    155,873   1,917,793
      FNMA                                94,636          --        144      94,492     113,440          --      9,144     104,296
      FHLMC                               49,330          --        232      49,098      60,552          --      3,682      56,870
- -----------------------------------------------------------------------------------------------------------------------------------
      Total MBS                        5,082,450       3,881     98,134   4,988,197   8,468,969       6,905    474,288   8,001,586
- -----------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  Debt securities:
    U.S. government and
      federal agency                          --          --         --         --           65          --          2          63
    State and municipal                       --          --         --         --      110,553          13      5,662     104,904
    Domestic corporate                        --          --         --         --       17,935          --      1,043      16,892
    Foreign governmental                     505          --         --         505         505          --         --         505
  Equity securities                        2,781          --        919       1,862      11,870           4      2,687       9,187
- -----------------------------------------------------------------------------------------------------------------------------------
      Total investment securities          3,286          --        919       2,367     140,928          17      9,394     131,551
- -----------------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity     $5,085,736     $ 3,881 $   99,053  $4,990,564  $8,609,897    $  6,922   $483,682  $8,133,137
===================================================================================================================================


The privately-issued MBS, which had an aggregate carrying value of $7.7 billion at December 31, 1995, have generally been underwritten by large investment banking firms, with the timely payment of principal and interest on these securities supported ("credit enhanced") in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all of the privately-issued MBS held by the Company at December 31, 1995 and 1994 were rated "AA" or better by one or more of the nationally recognized securities rating agencies. The privately-issued MBS are subject to certain credit-related risks normally not associated with MBS issued by FNMA, GNMA and FHLMC, including the limited loss protection generally provided by the various forms of credit enhancements, as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the provider. Thus, in the event that a provider of a credit enhancement does not fulfill its obligations, the MBS holder could be subject to risk of loss similar to a purchaser of a whole loan pool. The credit enhancements in place at December 31, 1995 on the privately-issued MBS should protect the Company from approximately $1.9 billion of possible losses.

During 1995, the Company recognized a $3.3 million loss associated with an other than temporary impairment in value of certain privately-issued MBS as a result of erosion in the underlying credit enhancements, coupled with the Company's projections of estimated future losses on defaults of the loans underlying the securities. At December 31, 1995, these securities, all of which are classified as available for sale, had an estimated fair value of $61.2 million and carried related credit enhancements of $1.6 million. No assurance can be given that future losses on these securities will not be incurred due to a further erosion of the related credit enhancements and/or due to changes in the Company's loss projections. Additionally, the Company cannot predict whether losses will or will not be recognized on any other privately-issued MBS currently held by the Company.

The following table summarizes the contractual maturities of the Company's investment securities available for sale and held to marturity at December 31, 1995.

                                                     Available for Sale                               Held to Maturity
                                               Amortized             Estimated               Amortized                 Estimated
(In thousands)                                      Cost             air Value                    Cost                Fair Value
- ------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                        $  17,116             $  17,118                 $   255                   $   255
Due after one through five years                  26,103                26,116                      --                        --
Due after five through ten years                  13,321                13,555                     250                       250
Due after ten years                               69,545                66,558                      --                        --
Equity securities                                 13,403                12,672                   2,781                     1,862
- ------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                    $ 139,488             $ 136,019                 $ 3,286                   $ 2,367
====================================================================================================================================

Proceeds from sales of securities and related gross realized gains and losses are summarized below for the years ended December 31:

(In thousands)                          1995         1994         1993
- -----------------------------------------------------------------------
MBS available for sale:
  Proceeds from sales             $   25,279   $  313,909   $1,414,422
  Gross realized gains                     6        3,003       18,860
  Gross realized losses                   13          523        2,529
MBS held to maturity:
  Proceeds from sales                187,342           --           --
  Gross realized losses                  717           --           --
Investment securities
  available for sale:
    Proceeds from sales                   --       19,951      197,861
    Gross realized gains                  --           --        6,668
    Gross realized losses                 --           22           87
- -----------------------------------------------------------------------

Note 4 -- Loans Receivable, Net
- -------------------------------

A summary of loans receivable, net, is as follows at December 31:

(In thousands)                                   1995         1994
- -------------------------------------------------------------------
First mortgage loans:
   Principal balances:
   Residential                             $5,925,050   $5,485,648
   Commercial and multifamily               1,813,344    1,834,114
   Construction                                68,901       45,835
- -------------------------------------------------------------------
     Total principal balances               7,807,295    7,365,597
   Undisbursed funds on
     loans in process                         (24,369)      (3,254)
   Net deferred yield adjustments              37,754        6,617
- -------------------------------------------------------------------
     Total first mortgage loans             7,820,680    7,368,960
- -------------------------------------------------------------------
Cooperative apartment loans:
   Principal balances                       1,214,812    1,174,287
   Net deferred yield adjustments               2,218        1,965
- -------------------------------------------------------------------
     Total cooperative
       apartment loans                      1,217,030    1,176,252
- -------------------------------------------------------------------
Consumer and business loans:
   Principal balances:
   Home equity                                494,528      503,197
   Manufactured home                           78,319       98,354
   Automobile                                  53,947       30,104
   Loans secured by
     deposit accounts                          40,578       40,309
   Other consumer                              85,915      100,853
   Business                                    35,189       31,817
- -------------------------------------------------------------------
     Total principal balances                 788,476      804,634
   Net deferred yield adjustments               4,127        1,776
- -------------------------------------------------------------------
     Total consumer and
       business loans                         792,603      806,410
- -------------------------------------------------------------------
Allowance for loan losses                    (128,295)    (170,383)
- -------------------------------------------------------------------
Total loans receivable, net                $9,702,018   $9,181,239
===================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)                                                          1995         1994         1993
- -----------------------------------------------------------------------------------------------------------
Balance at beginning of year                                      $  170,383   $  157,515   $  248,429
Merger adjustment                                                         --         (928)          --
Allowance acquired in the
  Lincoln Acquisition                                                     --       32,579           --
Provision charged
  to operations                                                       39,650       55,799       95,489
Charge-offs:
  Residential property loans                                         (46,131)     (43,910)    (184,478)
  Commercial and multifamily
    first mortgage loans                                             (37,759)     (35,327)      (9,085)
  Consumer and business loans                                         (8,198)      (5,547)      (9,730)
- -----------------------------------------------------------------------------------------------------------
     Total charge-offs                                               (92,088)     (84,784)    (203,293)
- -----------------------------------------------------------------------------------------------------------
Recoveries:
  Residential property loans                                           5,220        5,895       11,710
  Commercial and multifamily
    first mortgage loans                                               1,552          676        1,433
  Consumer and business loans                                          3,578        3,631        3,747
- -----------------------------------------------------------------------------------------------------------
    Total recoveries                                                  10,350       10,202       16,890
- -----------------------------------------------------------------------------------------------------------
    Net charge-offs                                                  (81,738)     (74,582)    (186,403)
- -----------------------------------------------------------------------------------------------------------
Balance at end of year                                            $  128,295   $  170,383   $  157,515
===========================================================================================================
Non-accrual loans are summarized as follows at December 31:
===========================================================================================================
(In thousands)                                                          1995         1994         1993(1)
- -----------------------------------------------------------------------------------------------------------
Residential property loans                                        $  206,230   $  214,222   $  173,146
Commercial and multifamily
  first mortgage loans                                                34,618      106,778       92,120
Construction loans                                                     5,267        5,095        7,931
Consumer and business loans                                            9,004       15,769       17,719
- -----------------------------------------------------------------------------------------------------------
Total non-accrual loans                                           $  255,119   $  341,864   $  290,916
- -----------------------------------------------------------------------------------------------------------

(1) Excludes $186.0 million of non-accrual residential property loans included in "Non-performing assets held for bulk sale" in the Consolidated Statements of Financial Condition.

The following table sets forth information regarding the Company's impaired loans at December 31, 1995.

                                                                              Related
                                                                             Allowance
                                                         Recorded             for Loan              Net
(In thousands)                                          Investment             Losses            Investment
- ------------------------------------------------------------------------------------------------------------
Residential property loans:
  With a related allowance                                 $ 3,170           $   (198)              $ 2,972
  Without a related allowance                               10,650                 --                10,650
- ------------------------------------------------------------------------------------------------------------
Total residential property loans                            13,820               (198)               13,622
- ------------------------------------------------------------------------------------------------------------
Commercial and multifamily
 first mortgage loans:
  With a related allowance                                  66,648             (9,909)               56,739
  Without a related allowance                                7,575                 --                 7,575
- ------------------------------------------------------------------------------------------------------------
Total commercial and multifamily
  first mortgage loans                                      74,223             (9,909)               64,314
- ------------------------------------------------------------------------------------------------------------
Business loans with a
  related allowance                                            741               (660)                   81
- ------------------------------------------------------------------------------------------------------------
Total impaired loans                                       $88,784           $(10,767)              $78,017
============================================================================================================

The Company's average recorded investment in impaired loans for the year ended December 31, 1995 was $83.6 million. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to approximately $4.6 million for the year ended December 31, 1995.

Loans restructured in a TDR, other than those classified as impaired loans and/or non-accrual loans, amounted to $192.4 million, $188.6 million and $214.8 million at December 31, 1995, 1994 and 1993, respectively.

The amount of interest income that would have been recorded on non-accrual loans and loans modified in a TDR, if they had been current in accordance with their original terms, was $40.2 million, $47.7 million and $73.5 million for the years ended December 31, 1995, 1994 and 1993, respectively. The amount of interest income that was recorded on these loans was $20.2 million, $21.3 million and $26.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The following table sets forth, by geographical region and property type, the principal balances, net of undisbursed funds on loans in process, of the Company's first mortgage and cooperative apartment loans receivable portfolios, as well as related non-accrual loans, at December 31, 1995.

                                                     First Mortgage Loans
                                        -----------------------------------------      Cooperative
                                                     Commercial and                     Apartment
(In thousands)                          Residential     Multifamily  Construction           Loans       Total
- --------------------------------------------------------------------------------------------------------------
New York:
  Principal balance                      $2,193,904      $1,530,352       $10,408      $1,131,053  $4,865,717
  Non-accrual loans                      $   86,272      $   31,795       $ 3,617      $   15,905  $  137,589
Connecticut:
  Principal balance                         847,518          38,113         1,650           6,406     893,687
  Non-accrual loans                          27,393              --         1,650             121      29,164
New Jersey:
  Principal balance                         694,592          94,602         6,896          74,539     870,629
  Non-accrual loans                          27,918           2,180            --           1,560      31,658
California:
  Principal balance                         524,376           3,164            --              --     527,540
  Non-accrual loans                           4,917              --            --              --       4,917
New England (excluding Connecticut):
  Principal balance                         272,789          15,045            --           2,814     290,648
  Non-accrual loans                          25,915              --            --             103      26,018
Florida:
  Principal balance                         229,053          15,996            --              --     245,049
  Non-accrual loans                           5,119             643            --              --       5,762
Other:
  Principal balance                       1,162,818         116,072        25,578              --   1,304,468
  Non-accrual loans                          11,007              --            --              --      11,007
- --------------------------------------------------------------------------------------------------------------
Total:
  Principal balance                      $5,925,050      $1,813,344       $44,532      $1,214,812  $8,997,738
  Non-accrual loans                      $  188,541      $   34,618       $ 5,267      $   17,689  $  246,115
==============================================================================================================

Note 5 -- Loan Servicing
- ------------------------

A summary of the unpaid principal balances of first mortgage loans and cooperative apartment loans serviced for entities other than the Company is as follows at December 31:

(In thousands)                                1995         1994
- ----------------------------------------------------------------
Loans serviced for:
  FNMA                                  $5,542,436   $4,809,116
  FHLMC                                  2,514,854    2,160,057
  GNMA                                          --      182,155
  Other                                  1,457,270    1,561,719
- ----------------------------------------------------------------
Total loans serviced for others         $9,514,560   $8,713,047
================================================================

An analysis of the changes in the Company's MSR is as follows for the years ended December 31:

(In thousands)                                1995         1994         1993
- -----------------------------------------------------------------------------
Balance at beginning of year            $   62,541   $   50,234   $   40,300
Merger adjustment                               --      (13,194)          --
Acquired in the
  Lincoln Acquisition                           --        1,368           --
Other additions                             17,263       35,037       29,968
Sales                                       (1,284)      (1,382)        (198)
Amortization(1)                            (12,937)      (9,522)     (19,836)
- -----------------------------------------------------------------------------
Balance at end of year                  $   65,583   $   62,541   $   50,234
=============================================================================

(1) Does not reflect a reduction (increase) of $0.8 million, $(0.1) million and $(0.1) million for the years ended December 31, 1995, 1994 and 1993, respectively, associated with interest rate floor agreements utilized to hedge certain MSR (see Note 16). Such amounts are reflected in "Amortization of MSR" in the Consolidated Statements of Income.

The estimated fair value of the Company's MSR was $83.4 million at December 31, 1995. The Company was not required to maintain a valuation allowance for impairment of its MSR at December 31, 1995 or at any time during the year.

An analysis of the changes in the Company's capitalized excess servicing is as follows for the years ended December 31:

(In thousands)                               1995        1994       1993
- -------------------------------------------------------------------------
Balance at beginning of year            $  40,976   $  50,989   $ 58,685
Merger adjustment                              --      (2,852)        --
Amounts capitalized upon
  sales of loans and MBS                      173       4,711      6,655
Sales                                          --      (1,239)    (2,495)
Amortization                               (8,545)    (10,633)   (11,856)
- -------------------------------------------------------------------------
Balance at end of year                  $  32,604   $  40,976   $ 50,989
=========================================================================

Note 6 -- ORE, Net
- ------------------

ORE, net, is summarized as follows at December 31:

(In thousands)                                    1995        1994
- -------------------------------------------------------------------
Residential real estate and
  cooperative apartments                     $  38,799   $  43,881
Commercial and multifamily real estate          24,952      37,368
Allowance for losses                            (3,070)     (7,247)
- -------------------------------------------------------------------
ORE, net                                     $  60,681   $  74,002
===================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Activity in the allowance for losses on ORE is summarized as follows for the years ended December 31:

(In thousands)                                 1995        1994       1993
- ---------------------------------------------------------------------------
Balance at beginning of year              $   7,247   $   7,538   $  9,294
Merger adjustment                                --          36         --
Allowance acquired in the
  Lincoln Acquisition                            --       4,571         --
Provision charged to operations               6,879       4,665     54,041
Charge-offs                                 (12,270)    (11,234)   (59,124)
Recoveries                                    1,214       1,671      3,327
- ---------------------------------------------------------------------------
Balance at end of year                    $   3,070   $   7,247   $  7,538
===========================================================================

Note 7 -- Accrued Interest Receivable
- -------------------------------------

Accrued interest receivable is summarized as follows at December 31:

(In thousands)                                1995        1994
- ---------------------------------------------------------------
Money market investments                 $       2   $      11
Securities held to maturity
  and available for sale                    54,975      47,772
Loans receivable and loans
  held for sale                             63,834      57,746
- ---------------------------------------------------------------
Total accrued interest receivable        $ 118,811    $105,529
===============================================================

Note 8 -- Premises And Equipment, Net
- -------------------------------------

Premises and equipment, net, consisted of the following at December 31:

(In thousands)                            1995        1994
- -----------------------------------------------------------
Land                                 $   8,594   $   8,883
Buildings                               70,966      72,327
Leasehold improvements                  61,348      65,784
Furniture, fixtures and equipment       96,070      94,791
- -----------------------------------------------------------
Total premises and equipment           236,978     241,785
Accumulated depreciation
  and amortization                    (124,221)   (122,686)
- -----------------------------------------------------------
Premises and equipment, net          $ 112,757   $ 119,099
===========================================================

At December 31, 1995 and 1994, $2.6 million and $2.7 million, respectively, of the amount reported as premises and equipment, net, represented capitalized lease facilities.

Depreciation and amortization of premises and equipment charged to expense amounted to $17.9 million, $16.8 million and $15.8 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company has entered into non-cancelable operating lease agreements with respect to Company premises and equipment. Certain of the leases contain escalation clauses, which correspond with increased real estate taxes and other operating expenses, and renewal options calling for increased rents as the leases are renewed. There are no restrictions imposed by any lease agreement regarding the payment of dividends, additional debt financing or entering into further lease agreements. Net rent expense under operating leases was $20.0 million, $17.9 million, and $16.7 million for the years ended December 31, 1995, 1994 and 1993, respectively. The projected minimum rental payments under the terms of operating leases at December 31, 1995, net of projected sublease rentals, were $15.4 million in 1996, $13.3 million in 1997, $11.5 million in 1998, $10.2 million in 1999, $9.8 million in 2000, and an aggregate of $70.5 million in 2001 and years thereafter.

Note 9 -- Deposits
- ------------------

The following is a summary of deposits and the related weighted average interest rates at December 31:

                                    1995               1994
(Dollars in thousands)         Amount  Rate        Amount  Rate
- -----------------------------------------------------------------
Demand                    $ 1,084,966  0.74%  $ 1,117,648  1.09%
Savings                     2,689,343  2.51     3,552,943  2.50
Money market                2,160,161  3.83     2,040,124  4.42
Time                        6,637,733  5.70     6,100,554  4.84
- -----------------------------------------------------------------
Total deposits            $12,572,203  4.27%  $12,811,269  3.80%
=================================================================

Time deposits with balances of $100,000 or more amounted to $491.5 million and $377.9 million at December 31, 1995 and 1994, respectively. The scheduled maturities of time deposits with balances of $100,000 or more at December 31, 1995 amounted to $128.5 million in three months or less, $126.2 million in over three through six months, $148.0 million in over six months through one year, and $88.8 million in over one year.

Scheduled maturities of total time deposits at December 31, 1995 are as follows:


                                                                 Maturing During the Years Ending December 31,
                                                   ------------------------------------------------------------------
(Dollars in thousands)                                   1996       1997       1998       1999      2000   Thereafter        Total
- -----------------------------------------------------------------------------------------------------------------------------------
2.99% or less                                      $   32,870   $    522   $     61   $     96   $    16      $    38   $   33,603
3.00% to 3.99%                                        105,452        287        168          9        --          290      106,206
4.00% to 4.99%                                        904,900     67,424     36,799     10,727       339          718    1,020,907
5.00% to 5.99%                                      2,407,414    550,110    132,059     86,023    41,743        7,259    3,224,608
6.00% to 6.99%                                      1,680,274    211,918     17,085     55,701    52,283        6,313    2,023,574
7.00% to 7.99%                                        194,343      3,880      3,617        456       617        1,940      204,853
8.00% and over                                          9,358      3,179      3,666      4,184     3,588            7       23,982
- -----------------------------------------------------------------------------------------------------------------------------------
Total time deposits                                $5,334,611   $837,320   $193,455   $157,196   $98,586      $16,565   $6,637,733
===================================================================================================================================
Weighted average interest rate                           5.69%      5.73%      5.49%      5.91%     6.11%        6.00%        5.70%
===================================================================================================================================

Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)                                           1995       1994       1993
- -----------------------------------------------------------------------------------
Demand                                             $   10,849   $ 10,953   $ 11,019
Savings                                                72,721    102,791    127,700
Money market                                           85,627     56,285     32,927
Time                                                  355,255    234,540    239,829
- -----------------------------------------------------------------------------------
Total interest expense
  on deposits                                      $  524,452   $404,569   $411,475
===================================================================================

The Company sold deposits of approximately $283 million, $63 million, and $1.2 billion during the years ended December 31, 1995, 1994 and 1993, respectively.

In connection with the Lincoln Acquisition in August 1994, the Company acquired $1.8 billion of deposits. In addition, during the year ended December 31, 1994, the Company purchased $52.9 million of deposits in New York.

Note 10 -- Borrowed Funds
- -------------------------

FHLBNY Advances  A summary of FHLBNY advances is as follows at December 31:

                           Stated Interest Rates
(Dollars in thousands)     December 31, 1995        1995        1994
- ----------------------------------------------------------------------
Maturing in:
  One month or less            5.72% - 5.97%  $2,722,000  $2,385,000
  Over one through
    three months               5.65% - 5.96%     474,700   2,014,700
  Over three through
    six months                 6.24% - 8.51%   1,175,000      30,000
  Over six months
    through
    one year                   5.83% - 8.80%     215,000     730,000
  Over one through
    two years                  5.81% - 9.35%      15,000     125,000
  Over two through
    three years                          --           --      15,000
  Over five years                      5.76%          88          88
Unamortized
  premiums                                         1,195      19,483
- ----------------------------------------------------------------------
Total FHLBNY
  advances                                 $   4,602,983  $5,319,271
- ----------------------------------------------------------------------
Weighted average
  effective
  interest rate                                     6.07%       6.12%
======================================================================

At December 31, 1995, FHLBNY advances were collateralized by the Bank's $318.7 million investment in FHLBNY stock by MBS of $4.0 billion, and by residential property loans receivable of $2.3 billion.

Senior Notes Senior notes, which are unsecured general obligations of the Holding Company, were comprised of the following at December 31:

(Dollars in thousands)                            1995      1994
- ------------------------------------------------------------------
Due July 2003, net of unamortized
  discounts of $1,334 (1995) and $1,446
  (1994); 8.9375% stated interest rate and
  9.18% effective interest rate               $ 98,666  $ 98,554
Due November 2005, net of unamortized
  discounts of $1,282 (1995) and $1,354
  (1994); 10.50% stated interest rate and
  10.71% effective interest rate                98,718    98,646
- ------------------------------------------------------------------
Total senior notes                            $197,384  $197,200
==================================================================

In July 1993, in accordance with the terms of an agreement entered into with the FDIC, Anchor Bancorp exchanged $157.0 million of its Class A Cumulative Preferred Stock, held by the FSLIC Resolution Fund, for $71.0 million of its newly issued 8.9375% senior notes due July 9, 2003 (the "8.9375% Senior Notes") and warrants to acquire, at an exercise price of $0.01 per share, 4,750,000 shares of its common stock. Such warrants (the "FDIC Warrants"), which expire in July 2003, were, upon consummation of the Merger, converted to warrants to acquire 8,407,500 shares of the Holding Company's common stock at $0.01 per share (see Note 21 for a discussion of the pending exercise of the FDIC Warrants). In this exchange, the FDIC also agreed to relinquish any claim to the accumulated but undeclared and unpaid dividends with respect to the Class A Cumulative Preferred Stock, which amounted to $47.2 million. In October 1993, Anchor Bancorp concluded the public offering and sale of an additional $29.0 million of 8.9375% Senior Notes (as part of this public offering, the $71.0 million of senior notes held by the FDIC were also sold). The 8.9375% Senior Notes, interest on which is payable semi-annually, are redeemable at the option of the Holding Company, in whole or in part, at any time on or after July 9, 1998 at specified redemption prices.

In December 1994, the Holding Company consummated its offer to exchange $1,000 principal amount of its newly issued 10.50% senior notes due November 15, 2005 (the "10.50% Senior Notes") for each outstanding share of the Bank's 10.50% Noncumulative Exchangeable Preferred Stock (the "Bank Preferred Stock"). The Bank Preferred Stock, which was held by the Holding Company subsequent to the exchange, was contributed to the capital of the Bank in June 1995. The 10.50% Senior Notes, interest on which is payable quarterly, are redeemable at the option of the Holding Company, in whole or in part, at any time on or after November 15, 1998 at specified redemption prices.

The 8.9375% Senior Notes and the 10.50% Senior Notes were each issued pursuant to an indenture which includes covenants with respect to limitations on, among other things, (i) dividends and other distributions (see Note 11), (ii) funded indebtedness, as defined, and (iii) mergers, consolidations and sales of assets and subsidiary stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Currently, the Holding Company's sole source of funds to make the interest payments on and to repay the principal of the senior notes at maturity is the Bank, whose ability to provide such funds is, as further discussed in Note 11, subject to federal regulations.

Securities Sold Under Agreements to Repurchase Securities sold under agreements to repurchase involve the delivery of MBS to the broker-dealers who arrange the transactions. The broker-dealers may have sold, loaned, or otherwise disposed of such securities and agreed to resell to the Company the identical or substantially identical MBS at the specified maturities of the agreements.

Information concerning securities sold under agreements to repurchase is summarized in the table below at or for the years ended December 31:

=======================================================================================================================
(Dollars in thousands)                                                                      1995       1994       1993
- -----------------------------------------------------------------------------------------------------------------------
Securities sold under agreements to repurchase identical securities:
  Balance at year end                                                                 $1,632,453   $     --   $ 90,283
  Accrued interest payable at year end                                                     5,343         --        322
  Average balance during the year                                                      1,397,427    188,319    109,747
  Maximum month-end balance during the year                                            1,824,363    285,510    277,983
  MBS pledged as collateral at year end:
    Book value                                                                         1,674,181         --     93,995
    Estimated fair value                                                               1,670,958         --     92,740
  Average interest rate at year end                                                         5.82%        --%      4.36%
  Average interest rate during the year                                                     6.03       4.71       3.59
Securities sold under agreements to repurchase substantially identical securities:
  Balance at year end                                                                 $       --   $  9,741   $     --
  Average balance during the year                                                            614      5,411      2,038
  Maximum month-end balance during the year                                                   --     18,924      7,721
  MBS pledged as collateral at year end:
    Book value                                                                                --     10,941         --
    Estimated fair value                                                                      --      9,796         --
  Average interest rate at year end                                                           --%      4.50%        --%
  Average interest rate during the year                                                     4.57       3.79       5.50
=======================================================================================================================

The securities sold under agreements to repurchase outstanding at December 31, 1995 had a weighted average remaining maturity of 13 days.

The following table sets forth the weighted average maturity and book value of securities sold under agreements to repurchase with individual broker-dealers which exceeded 10% of the Company's stockholders' equity at December 31, 1995 as well as the amount at risk under the agreements at that date. The amount at risk represents the excess of the higher of the book value or estimated fair value of the securities over the book value of the repurchase obligation.

=============================================================================================
                                                                     Securities Sold
                                Weighted                   ----------------------------------
                                 Average           Book         Book     Estimated     Amount
(Dollars in thousands)          Maturity          Value        Value    Fair Value    at Risk
- ---------------------------------------------------------------------------------------------
FHLBNY                            8 days       $952,465     $971,982      $966,017    $19,517
Goldman, Sachs & Co.             24 days        457,138      469,049       468,087     11,911
Dean Witter Reynolds Inc.        22 days        105,467      107,216       109,023      3,556
=============================================================================================

Other Borrowed Funds Other borrowed funds consisted of the following at December 31:

==============================================================
(In thousands)                                  1995      1994
- --------------------------------------------------------------
Tax-exempt bonds and loans and preferred
 stocks transferred in put transactions     $ 94,537  $139,381
Collateralized Real Yield securities,
 net of unamortized discount of
 $667 (1995) and $719 (1994)                  77,333    77,281
Other                                          9,862    15,860
- --------------------------------------------------------------
Total other borrowed funds                  $181,732  $232,522
==============================================================

From 1983 to 1985, the Bank had entered into various borrowing agreements under which it transferred certain of its tax-exempt bonds, tax-exempt loans and preferred stocks to certain unit investment trusts and others, accompanied by put options. Such borrowings are due at various dates through June 2010 and had a weighted average interest rate of 8.41% and 8.50% at December 31, 1995 and 1994, respectively. During the terms of the agreements, the holders are entitled to return the assets to the Bank under various circumstances at specified prices. A number of underlying securities were the subject of issuer calls during 1993, resulting in a $7.4 million net charge which is included in "Net (losses) gains on sales activities" in the Consolidated Statements of Income. Such charges were not material during 1995 or 1994. The tax-exempt bonds, tax-exempt loans and preferred stocks transferred in the put transactions had aggregate carrying values of approximately $68 million, $14 million and $10 million, respectively, at December 31, 1995. The borrowing agreements were further collateralized by MBS and investment securities at December 31, 1995 of $179.1 million and $81.2 million, respectively.

In August 1988, the Bank issued $80.0 million of Collateralized Real Yield securities (the "Reals") due August 2008. The Reals are not redeemable by the Bank prior to their maturity. However, the holders of the Reals had the option of electing early repayment, at par value, in August 1993, or may elect early repayment, at par value, in August 1998 or 2003. In August 1993, holders of $2.0 million principal amount of Reals elected early repayment. Interest on the Reals is payable quarterly at a rate reset quarterly based on the sum of 3.0% plus the percentage change, if any, in the Consumer Price Index for all Urban Consumers during the preceding twelve month period. The interest rate on the Reals was 5.76% and 5.96% at December 31, 1995 and 1994, respectively. The Bank is required to maintain specified levels of eligible collateral, as defined. At December 31, 1995, such collateral consisted of MBS of $121.6 million.

Borrowings included in "Other" in the above table had weighted average interest rates at December 31, 1995 and 1994 of 5.80% and 5.87%, respectively. Certain of such borrowings are collateralized at December 31, 1995 by MBS of $6.3 million.

The scheduled principal amounts of the Company's other borrowed funds maturing during the five years subsequent to December 31, 1995 are $3.6 million in 1996, $29.8 million in 1997, $0.9 million in 1998, $1.0 million in 1999, and $1.0 million in 2000. The scheduled principal amount of other borrowed funds maturing in years after 2000 is $146.1 million.

Note 11 -- Stockholders' Equity
- -------------------------------

Common Stock During the second quarter of 1993, prior to the formation of the Holding Company, the Bank completed a rights offering to holders of its common stock and certain standby purchasers (the "Rights Offering"), issuing 33,117,332 common shares and raising $189.0 million of net new capital. During the third quarter of 1993, Anchor Bancorp concluded the issuance and sale of 5,750,000 shares of its common stock (10,177,500 common shares as adjusted for the Merger) in an underwritten public offering. Net proceeds of $66.9 million were received from that transaction, of which all but $1.0 million was contributed to the capital of Anchor Savings.

The following table summarizes the number of common shares reserved for future issuance at December 31, 1995.

=======================================================================
                                                       Number of Shares
- -----------------------------------------------------------------------
Stock option and incentive plans                              6,270,001
FDIC Warrants(1)                                              8,407,500
Employee stock purchase plan                                    775,855
- -----------------------------------------------------------------------
Total common shares reserved for future issuance             15,453,356
- -----------------------------------------------------------------------

(1) See Note 21 for a discussion of the pending exercise of the FDIC Warrants.

Dividend Restrictions The ability of the Bank to pay dividends to the Holding Company is subject, as discussed below, to federal regulations and income tax consequences.

Generally, the Bank may not make a capital distribution, which includes cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital, at any time when, after such distribution, its regulatory capital would be below the regulatory capital requirements of the OTS or below the standards established by the prompt corrective action ("PCA") provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") for an institution to be deemed adequately capitalized (see Note 12).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Under OTS regulations, an institution that exceeds its fully phased-in capital requirements could, after prior notice to, but without the approval of, the OTS, make capital distributions during a calendar year up to 100% of its current net income plus the amount that would reduce by one-half its surplus capital ratio (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year.

Upon its conversion from mutual to stock form, the Bank was required to establish a liquidation account for the benefit of certain account holders who continued to maintain their savings accounts with the Bank after the conversion, in an amount equal to its retained income prior to conversion. The liquidation account is reduced annually in proportion to the reduction of eligible savings account balances. Anchor Savings was similarly required to establish a liquidation account upon its conversion from mutual to stock form. The liquidation accounts were not changed in any respect by the Merger or the formation of the Holding Company or Anchor Bancorp. The Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would be to cause its regulatory capital to be reduced below the minimum amount required for the liquidation account.

In addition, to the extent that distributions by the Bank to the Holding Company exceed the Bank's accumulated earnings and profits and current earnings and profits (as computed for federal income tax purposes), such distributions will be treated for tax purposes as being made out of the preferential portion of the Bank's tax bad debt reserves to the extent of any such reserve balance and thereby create taxable income to the Bank.

The Holding Company's ability to pay dividends on its common stock, while not subject to the restrictions relating to the Bank, is limited by restrictions imposed by Delaware law and by the indentures associated with the Holding Company's outstanding senior notes. In general, dividends may be paid out of the Holding Company's surplus, as defined by Delaware law, or in the absence of such surplus, out of its net profits for the current and/or the preceding fiscal year. While the 10.50% Senior Notes are outstanding, the related indenture limits the amount of dividends the Holding Company can pay on its common stock, in the aggregate, to the sum of (i) $5.0 million, plus (ii) 50% of the Company's consolidated net income after December 16, 1994 (but reduced by 100% of the losses incurred during that period), plus (iii) an amount equal to the net proceeds received by the Holding Company from any sales of its capital stock after December 16, 1994. While the 8.9375% Senior Notes are outstanding, the related indenture limits the amount of dividends the Holding Company can pay on its common stock, in the aggregate, to the sum of (i) $10.0 million, plus
(ii) 75% of the Company's consolidated net income for each fiscal quarter (but reduced by 100% of the losses incurred in any quarter), plus (iii) an amount equal to the net proceeds received by the Holding Company from any sales of its capital stock after September 1, 1993. Currently, the Holding Company's principal source of funds to pay dividends is the Bank.

Stockholder Protection Rights Plan   On October 20, 1995, the board of directors
of the Holding Company (the "Board") adopted a Stockholder Protection Rights Plan (the "Rights Plan"). Under the Rights Plan, which expires in November 2005, the Board declared a dividend of one right on each outstanding share of the Holding Company's common stock, which was paid on November 6, 1995 to stockholders of record on that date (the "Rights"). Until it is announced that a person or group has acquired 20% or more of the outstanding common stock of the Holding Company (an "Acquiring Person") or has commenced a tender offer that could result in their owning 20% or more of such common stock, the Rights will be evidenced solely by the Holding Company's common stock certificates, will automatically trade with the Holding Company's common stock and will not be exercisable. Following any such announcement, separate Rights would be distributed, with each Right entitling its owner to purchase participating preferred stock of the Holding Company having economic and voting terms similar to those of one share of the Holding Company's common stock for an exercise price of $50.

Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then ten business days thereafter (or such earlier or later date, not beyond 30 days, as the Board may decide) (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which become void) will entitle the holder to purchase, for the $50 exercise price, a number of shares of the Holding Company's common stock having a market value of $100. In addition, if, after an Acquiring Person gains control of the Board, the Holding Company is involved in a merger or sells more than 50% of its assets or assets generating more than 50% of its operating income or cash flow, or has entered into an agreement to do any of the foregoing (or an Acquiring Person is to receive different treatment than all other stockholders), each Right will entitle its holder to purchase, for the $50 exercise price, a number of shares of common stock of the Acquiring Person having a market value of $100. If any person or group acquires between 20% and 50% of the outstanding common stock of the Holding Company, the Board may, at its option, exchange one share of such common stock for each Right. The Rights may also be redeemed by the Board for $0.01 per Right prior to the Flip-in Date.

Note 12 -- Regulatory Capital
- -----------------------------

Under OTS regulations promulgated pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Bank is required to maintain tangible capital of at least 1.5% of adjusted total assets, leverage capital of at least 3.0% of adjusted total assets and risk-based capital of at least 8.0% of risk-weighted assets. At December 31, 1995, the Bank was in compliance with each of the three capital adequacy requirements.

Pursuant to FDICIA, the OTS adopted PCA regulations which established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized.") Under these regulations, to be well capitalized, an institution must have a leverage capital ratio of at least 5.0%, a tier 1 risk-based capital ratio (leverage capital to risk-weighted assets) of at least 6.0%, and a total risk-based capital ratio of at least 10.0%, and must not be subject to an order, written agreement, capital directive or PCA directive to meet and maintain a specific capital level for any capital measure. An institution is considered adequately capitalized if it has a leverage capital ratio of 4.0% or greater (or 3.0% or greater if the institution is rated composite 1 in its most recent report of examination subject to appropriate federal banking agency guidelines), a tier 1 risk-based capital ratio of 4.0% or greater, and a total risk-based capital ratio of 8.0% or greater, and does not meet the definition of a well capitalized institution. At December 31, 1995, the Bank was deemed well capitalized.

Note 13 -- Employee Retirement Benefit Plans
- --------------------------------------------

Pension Plans The Company currently maintains a non-contributory, qualified, defined benefit pension plan covering substantially all salaried employees of the Company who meet certain age and length of service requirements. Prior to July 1, 1995, the Company also maintained a separate non-contributory, qualified, defined benefit pension plan covering substantially all salaried employees of the former Anchor who met certain age and length of service requirements, continuing the plan previously maintained by Anchor. Effective July 1, 1995, these plans were merged. (The above discussed plans are collectively referred to as the "Qualified Plan.") Contributions are made to the Qualified Plan to the extent deductible under federal income tax regulations.

The following table sets forth the funded status of the Qualified Plan and amounts recognized in the Consolidated Statements of Financial Condition at December 31:

================================================================
(In thousands)                                  1995       1994
- ----------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Accumulated benefit obligation:
    Vested                                  $126,308   $ 99,154
    Non-vested                                 3,400      3,422
- ----------------------------------------------------------------
Accumulated benefit obligation              $129,708   $102,576
================================================================
Projected benefit obligation for
 service rendered to date                   $144,141   $114,454
Qualified Plan assets at fair value,
 primarily listed stocks and bonds           142,635    121,139
- ----------------------------------------------------------------
Qualified Plan assets (less than) in
 excess of projected benefit obligation       (1,506)     6,685
Unrecognized net transition asset,
 being amortized over
 approximately 14 years                       (5,307)    (6,233)
Unrecognized net loss from past
 experience different from that
 assumed and effects of changes
 in assumptions                               13,801      7,775
Unrecognized prior service cost                  882        599
- ----------------------------------------------------------------
Prepaid pension cost - Qualified Plan       $  7,870   $  8,826
================================================================


The following table summarizes the components of net pension expense associated with the Qualified Plan for the years ended December 31:

================================================================
(In thousands)                       1995       1994       1993
- ----------------------------------------------------------------
Service cost-benefits earned
 during the year                 $  3,809   $  4,226   $  3,698
Interest cost on projected
 benefit obligation                 9,568      8,228      7,421
Actual return on plan assets      (28,659)       524    (10,639)
Net amortization and deferral      16,238    (11,305)     1,561
Curtailment gain                       --         --     (1,439)
- ----------------------------------------------------------------
Net pension expense -
Qualified Plan                   $    956   $  1,673   $    602
================================================================

The curtailment gain of $1.4 million recognized during 1993 was attributable to reductions in staff, including those associated with the sales of certain of the Company's branches, during the year.

In developing the above pension benefit information, the weighted average discount rate utilized was 7.25% in 1995, 8.5% in 1994, and 8.5% for the Anchor plan and 7.5% for the Company plan in 1993. The expected long-term rate of return on plan assets was 10.0% in 1995 and 10.0% for the Anchor plan and 9.0% for the Company plan in both 1994 and 1993, while the rate of increase in future compensation levels was 5.0% in 1995, 5.0% in 1994 and 5.5% for the Anchor plan and 5.0% for the Company plan in 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


Additionally, the Company maintained certain defined benefit, non-qualified, unfunded retirement plans (the "Non-Qualified Plans") including: (i) a retirement plan covering certain former Anchor directors; (ii) a retainer continuation plan for its outside directors; (iii) a Supplemental Executive Retirement Plan (the "SERP"); (iv) a Benefits Maintenance Plan, formerly maintained by Anchor (the "BMP"); (v) a Benefit Restoration Plan (the "BRP");
(vi) supplemental retirement arrangements for senior executive officers of the Company; and (vii) retirement plans for a retired Chairman of the Board and certain retired senior executive officers of the Company. The SERP, the BMP, and the BRP, as well as certain other non-qualified arrangements provide certain designated employees of the Company with supplemental benefits in excess of those amounts which are payable under the Qualified Plan and/or the Company's savings plan. The retirement plan covering certain former Anchor directors has been merged into the retainer continuation plan covering the Company's outside directors and the BMP has been merged into the BRP.

The following table sets forth the funded status of the Non-Qualified Plans and amounts recognized in the Consolidated Statements of Financial Condition at December 31:

================================================================
(In thousands)                                   1995      1994
- ----------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Accumulated benefit obligation:
    Vested                                   $ 11,132   $ 6,936
    Non-vested                                    882       676
- ----------------------------------------------------------------
Accumulated benefit obligation               $ 12,014   $ 7,612
================================================================
Projected benefit obligation for
 service rendered to date                    $(12,833)  $(9,289)
Unrecognized net transition obligation            553       638
Unrecognized net loss from past
 experience different from that assumed
 and effects of changes in assumptions            221        95
Unrecognized prior service cost                 2,679     2,071
Adjustment required to reflect additional
 minimum liability                             (2,634)   (1,278)
- ----------------------------------------------------------------
Accrued pension cost -
 Non-Qualified Plans                         $(12,014)  $(7,763)
================================================================

The components of net pension expense associated with the Non-Qualified Plans are as follows for the years ended December 31:

========================================================
(In thousands)                     1995    1994    1993
- --------------------------------------------------------
Service cost-benefits earned
 during the year                 $  730  $  546  $  384
Interest cost on projected
 benefit obligation                 869     533     472
Net amortization and deferral       809     303     313
Other                             1,101      --      --
- --------------------------------------------------------
Net pension expense -
 Non-Qualified Plans             $3,509  $1,382  $1,169
========================================================

For purposes of developing pension benefit information for the Non-Qualified Plans, the weighted average discount rate utilized was 7.25% in 1995 and 8.5% and 6.0% for the Anchor plans and the Company plans, respectively, in 1994 and 1993. In addition, the rate of increase in future compensation levels was 5.0% in 1995, 5.0% for the Anchor plans and 6.0% for the Company plans in 1994, and 6.0% for both the Anchor and Company plans in 1993.

Postretirement Health Care and Life Insurance Plans The Company currently sponsors unfunded postretirement health care and life insurance plans covering substantially all salaried employees of the Company who meet certain age and length of service requirements. Prior to July 1, 1995, the Company also maintained separate unfunded postretirement health care and life insurance plans covering substantially all salaried employees of the former Anchor who met certain age and length of service requirements, continuing arrangements previously maintained by Anchor. Effective July 1, 1995, the former Anchor plans were combined with the Company's plans. In accordance with SFAS No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions, the estimated cost of providing postretirement health care and life insurance benefits to an employee and the employee's beneficiaries and covered dependents is accrued during the years that the employee renders the necessary service.

The following table sets forth the composition of the accrued postretirement health care and life insurance benefits recognized in the Company's Consolidated Statements of Financial Condition at December 31:

=========================================================
(In thousands)                            1995      1994
- ---------------------------------------------------------
Accumulated postretirement
 benefits obligation ("APBO"):
  Retirees                             $44,494  $ 40,591
  Fully eligible active
   plan participants                     4,476     6,380
  Other active plan participants         5,308     3,669
- ---------------------------------------------------------
APBO                                    54,278    50,640
Unrecognized net loss                   (4,956)   (1,700)
Unrecognized transition obligation
 being amortized over 20 years         (32,591)  (36,011)
- ---------------------------------------------------------
Accrued postretirement health care
 and life insurance benefits          $ 16,731  $ 12,929
=========================================================

Net postretirement health care and life insurance benefits expense included the following components for the years ended December 31:

=======================================================
(In thousands)                    1995    1994    1993
- -------------------------------------------------------
Service cost-benefits
 earned during the year         $  770  $  910  $  734
Interest cost on APBO            3,888   3,640   3,252
Amortization of
 transition obligation           1,952   1,994   1,994
Amortization of unrecognized
 prior service cost                 50      --      --
Amortization of
 unrecognized net loss              --      86      --
- -------------------------------------------------------
Net postretirement health
 care and life insurance
 benefits expense               $6,660  $6,630  $5,980
=======================================================

For measurement purposes as of December 31, 1995, the average annual rate of increase in the per capita cost of covered health care benefits was assumed, for 1996, to be 12.0% for participants less than 65 years old and 9.0% for all other participants and, in each case, was assumed to decline 1.0% per year until a floor of 5.0% was reached. Increasing the assumed health care cost trend rates by 1.0% in each year would increase the APBO at December 31, 1995 by $2.3 million and would increase the aggregate of the service and interest cost components of the net postretirement health care benefits expense for the year ended December 31, 1995 by $0.2 million. In determining the APBO, the Company utilized weighted average discount rates of 7.25% in 1995, 8.5% in 1994 and 8.5% for the Anchor plan and 7.5% for the Company plan in 1993. The annual rate of increase in future compensation levels utilized in the calculation of the APBO for the postretirement life insurance plan was 5.0% for 1995, and 5.5% for the Anchor plan and 5.0% for the Company plan in each of 1994 and 1993.

Savings Plans At December 31, 1995, the Company maintained a savings plan, the Retirement 401(k) Investment Plan (the 401(k) Plan), which is intended to qualify under sections 401(k) and 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). During 1995, two savings plans previously maintained by Anchor and Lincoln were merged into the 401(k) Plan. Under the 401(k) Plan, participants may contribute up to 15% of their base pay on a before or after-tax basis. The Company currently makes matching contributions equal to 100% of the first 6% of participant contributions. Participants vest immediately in their own contributions and over a period of five years for the Company's contributions. Each member's contributions and matching contributions are invested, in accordance with the member's directions, in one or any combination of available investment options, including in a fund that purchases the Holding Company's common stock.

The aggregate expense of the savings plans was $3.4 million, $2.1 million and $1.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Note 14 -- Stock Plans
- ----------------------

Stock Option and Incentive Plans In 1986 and 1991, the Company adopted stock incentive plans (the "1986 Stock Incentive Plan" and the "1991 Stock Incentive Plan," respectively), reserving 1,950,000 and 975,000 common shares, respectively, for issuance to eligible employees. In 1987, the Company adopted a separate stock incentive plan for outside directors (the "1987 Stock Incentive Plan" and, together with the 1986 and 1991 Stock Incentive Plans, the "Stock Incentive Plans"), reserving 200,000 common shares for issuance to eligible directors. In 1993, the common shares reserved for issuance under the 1986, 1987 and 1991 Stock Incentive Plans, were, as provided for in the plans, increased by 619,604, 357,605 and 77,409, respectively, following the consummation of the Rights Offering. During 1994, an additional 1,400,000 common shares were reserved for issuance under the 1991 Stock Incentive Plan. The Stock Incentive Plans provide for the grant of options to purchase common stock of the Holding Company, the grant of stock appreciation rights ("SARs"), the sale of restricted stock, and, with respect to the 1991 Stock Incentive Plan, deferred stock awards, certain loans and tax offset payments. Participants may be granted one or more types of awards, which may be granted independently or in tandem. Stock options and SARs that have been granted under the Stock Incentive Plans have an exercise price equal to the fair market value of the stock at the date of grant (as adjusted, to the extent appropriate, in light of the Rights Offering) and may be exercised over a period not in excess of eleven years. Awards issued under the Stock Incentive Plans vest over a pre-determined period of time. Unvested stock options under the 1991 Stock Incentive Plan became fully vested upon consummation of the Merger. The 1986 and 1987 Stock Incentive Plans terminate in August 1996, while the 1991 Stock Incentive Plan terminates in February 2004. Awards granted prior to the related plan termination date will remain outstanding in accordance with their terms.

In connection with the Merger, the Holding Company assumed stock option plans that had previously been adopted by Anchor in 1989, 1990 and 1992 (the 1989 Stock Option Plan, the 1990 Stock Option Plan, and the 1992 Stock Option Plan, respectively, and together, the Stock Option Plans). Upon consummation of the Merger, the number of outstanding options under the Stock Option Plans was multiplied by, and the per share exercise price divided by, 1.77. The 1989 Stock Option Plan granted options to a senior executive officer to acquire an aggregate of 100,000 shares of Anchor Bancorp common stock, which was converted to options to purchase 177,000 shares of the Holding Company's common stock in connection with the Merger, at an adjusted price based on the price per share equal to the fair market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


value of Anchor Bancorp's common stock on the date of grant. The stock options granted under the 1989 Stock Option Plan, none of which have been exercised, vested one-fifth on the date of grant and one-fifth at the end of each of the four years subsequent to the grant date, with the right to exercise such stock options expiring no later than April 18, 1999. Under the 1990 Stock Option Plan, which previously authorized the issuance of up to 872,000 shares of Anchor Bancorp common stock, up to 893,263 shares of common stock of the Holding Company could have been issued after the Merger. Under the 1992 Stock Option Plan, which also previously authorized the issuance of up to 872,000 shares of Anchor Bancorp common stock, 1,542,850 shares of common stock of the Holding Company could be issued after the Merger. The 1990 Stock Option Plan, which terminated by its terms during 1995, but with outstanding awards continuing in effect, provides for key employees, while the 1992 Stock Option Plan provides for all employees, options to purchase shares of the Holding Company's common stock at a specified price, at least equal to, or in excess of the fair market value of the stock at date of grant, over a period not in excess of ten years, or in certain circumstances, ten years and one day. The rights to purchase shares under the 1990 and 1992 Stock Option Plans vest over a pre-determined period of time. Upon consummation of the Merger, all unvested options outstanding under the 1990 Stock Option Plan and substantially all of the unvested options outstanding under the 1992 Stock Option Plan became vested.

As of December 31, 1995, an aggregate 1,564,232 common shares were available for future grant under the Stock Option Plans and the Stock Incentive Plans.

The following table summarizes stock option activity under the Stock Option Plans and Stock Incentive Plans for the years indicated.

===================================================================
                                       Number of      Option Price
(Options in thousands)                   Options         Per Share
- -------------------------------------------------------------------
Outstanding at December 31, 1992           4,645     $0.88 - $16.14
Granted                                      703     $5.96 - $ 7.88
Exercised                                   (460)    $1.13 - $ 7.63
Canceled                                    (420)    $0.88 - $16.14
- -------------------------------------------------
Outstanding at December 31, 1993           4,468     $0.88 - $16.14
Granted                                      758     $7.06 - $ 9.75
Exercised                                   (248)    $0.88 - $ 9.25
Canceled                                    (344)    $1.38 - $16.14
Merger adjustment                            202
- -------------------------------------------------
Outstanding at December 31, 1994           4,836     $0.88 - $16.14
Granted                                      728     $8.75 - $11.38
Exercised                                   (727)    $0.88 - $ 9.39
Canceled                                    (139)    $1.40 - $16.14
- -------------------------------------------------
Outstanding at December 31, 1995           4,698     $1.13 - $16.14
===================================================================
Exercisable at December 31, 1995           3,719     $1.13 - $16.14
===================================================================

The outstanding number of SARs issued in connection with the Stock Incentive Plans amounted to 2,154,532, 1,977,122 and 1,852,345 at December 31, 1995, 1994
and 1993, respectively. All SARs have been issued in tandem with stock options. The exercise of SARs issued in tandem with stock options results in the cancellation of the related stock options. Conversely, the exercise of stock options issued in tandem with SARs results in the cancellation of the related SARs. There were no SARs exercised during 1995, 1994 or 1993.

In connection with the Stock Incentive Plans, the Company has sold to certain employees and outside directors common stock of the Holding Company that is subject to certain restrictions ("Retention Restricted Stock") for $1.00 per share. Restrictions on the shares granted to employees generally lapse at the rate of one-third per year after each of the third, fourth and fifth years from date of grant. For those shares granted to outside directors, restrictions lapse after a five year vesting period. Restrictions also lapse upon the death, retirement from the Company or, in certain instances, the disability of the participant. The restrictions on Retention Restricted Stock granted under the 1991 Stock Incentive Plan lapsed upon consummation of the Merger. In connection with a performance-based, long-term incentive program (the "Performance Incentive Program") adopted by the Company in 1989 in conjunction with the Stock Incentive Plans, the Company awarded certain senior officers the rights to purchase shares of restricted stock at $1.00 per share (the "Performance Restricted Stock"). Vesting in one-third of the award occurred on an annual basis, and was dependent upon achievement of annual Company-wide performance goals over a five year period. The difference between the fair market value of the Holding Company's common stock at the date of grant of restricted stock and the price paid is considered compensation expense which is amortized over the applicable vesting period. The Company recognized compensation expense of $0.1 million, $0.1 million and $0.4 million related to the Performance Restricted Stock and Retention Restricted Stock for the years ended December 31, 1995, 1994 and 1993, respectively.

The following table summarizes both Retention Restricted Stock and Performance Restricted Stock activity (number of shares) for the years ended December 31:

===================================================
(In thousands)                  1995   1994   1993
- ---------------------------------------------------
Balance at beginning of year      29    102    166
Granted and purchased             28      2     14
Repurchased                       --     (7)    (5)
Lapsed restrictions              (10)   (68)   (73)
- ---------------------------------------------------
Balance at end of year            47     29    102
===================================================

In connection with a modification of the Performance Incentive Program in January 1994, 348,450 deferred shares were awarded to participants during 1994, with actual shares of stock to be issued upon the Company's achievement of performance goals over a three year period and with vesting over that three year period. Upon consummation of the Merger, all deferred shares awarded under the Performance Incentive Program became vested. The value of these deferred shares, totaling $3.0 million, was reflected as a component of stockholders' equity at December 31, 1994. During 1995, 1994 and 1993, 8,000, 9,000 and 92,005 shares of deferred stock, respectively, were awarded under the 1991 Stock Incentive Plan, separate and distinct from the Performance Incentive Program.

Employee Stock Purchase Plan In 1993, the Company adopted an employee stock purchase plan (the "Employee Stock Purchase Plan"), effective in the first quarter of 1994, reserving 1,000,000 shares of the Holding Company's common stock for purchase by eligible employees of the Company. The price for each share of common stock purchased under the plan was equal to 85% of its fair market value on the first date of the purchase period. The purchase period, as well as the number of shares made available to each eligible participant during a specified purchase period, is established by the Compensation Committee of the Board (the "Committee"). No shares were made available for purchase during 1995 under the Employee Stock Purchase Plan. During 1994, 224,145 shares of common stock were purchased by employees under the Employee Stock Purchase Plan.

The Employee Stock Purchase Plan was amended, effective January 1, 1996, to permit a purchase price of between 85% and 100%, as established by the Committee, of the fair market value on the first date of the purchase period.

Note 15 -- Income Taxes
- -----------------------

Total income tax expense (benefit) was allocated as follows for the years ended December 31:

===========================================================================================================================
(In thousands)                                                                                 1995       1994        1993
- ---------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) attributable to:
  Operations                                                                                $47,727  $ (53,138)  $ (68,959)
  Securities available for sale valuation allowance                                           5,239    (11,176)     (1,214)
  Cumulative effect of a change in accounting principle for securities available for sale        --         --        (842)
- ---------------------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                                          $52,966  $ (64,314)  $ (71,015)
===========================================================================================================================

Income tax expense (benefit) attributable to operations consisted of the following for the years ended December 31:

==================================================================================================
(In thousands)                                                        1995       1994        1993
- --------------------------------------------------------------------------------------------------
Current:
  Federal                                                          $ 1,851  $  26,460   $  29,045
  State and local                                                    2,844     12,668      11,944
- --------------------------------------------------------------------------------------------------
Total current                                                        4,695     39,128      40,989
- --------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                           31,426   (107,623)    (80,647)
  State and local                                                   11,606     15,357     (29,301)
- --------------------------------------------------------------------------------------------------
Total deferred                                                      43,032    (92,266)   (109,948)
- --------------------------------------------------------------------------------------------------
Total income tax expense (benefit) attributable to operations      $47,727  $ (53,138)  $ (68,959)
==================================================================================================

The following is a reconciliation of expected income tax expense attributable to operations, computed at the statutory federal income tax rate of 35.0%, to the actual income tax expense (benefit) attributable to operations for the years ended December 31:

===================================================================
(In thousands)                       1995         1994       1993
- -------------------------------------------------------------------
Expected federal income
 tax expense at statutory rate     $38,469   $  23,696   $  6,952
Reduction in federal, state and
 local income taxes resulting
 from change in the balance
 of the valuation allowance
 for deferred tax assets
 allocated to income tax
 expense during the year               --     (129,930)   (72,268)
State and local income taxes,
 net of federal income tax
 benefit (excluding effect of
 change in the valuation
 allowance for deferred
 tax assets)                         9,392      41,248      1,216
Non-deductible amortization
 of goodwill                           196         277      2,539
Non-deductible restructuring
 and Merger-related expense             --       6,146         --
Non-deductible minority
 interest-preferred stock
 dividend of subsidiary                 --       4,002        459
Adjustments of deferred tax
 assets and liabilities for
 changes in tax laws and rates          --          --     (5,028)
Other, net                            (330)      1,423     (2,829)
- -------------------------------------------------------------------
Total income tax expense
 (benefit) attributable to
 operations                        $47,727   $ (53,138)  $(68,959)
===================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


The significant components of deferred income tax expense (benefit) attributable to operations are as follows for the years ended December 31:

============================================================================================
(In thousands)                                                  1995       1994        1993
- --------------------------------------------------------------------------------------------
Deferred income tax expense
 (benefit), exclusive of the
 effects of other components
 listed below                                                $43,032  $  37,664   $ (32,652)
Adjustments of deferred tax assets and liabilities for
 changes in tax laws and rates                                    --         --      (5,028)
Decrease in balance of the
 valuation allowance for
 deferred tax assets
 during the year                                                  --   (129,930)    (72,268)
- --------------------------------------------------------------------------------------------
Total deferred income tax
 expense (benefit)                                           $43,032  $ (92,266)  $(109,948)
============================================================================================

The combined federal, state and local income tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

====================================================================
(In thousands)                          1995       1994        1993
- --------------------------------------------------------------------
Deferred tax assets:
  Net operating loss
   carryforward                     $116,200   $161,647   $      --
  Excess tax basis and
   potential bad debt
   reserve deductions
   relating to non-
   performing assets                  74,186     71,320     243,027
  Financial statement
   reserves not yet realized
   for tax purposes                   11,602     23,427       7,400
  Postretirement benefits
   other than pensions                 7,575      5,646       1,973
  Federal alternative minimum
   tax and general business
   credit carryforwards                2,787        988       7,182
  MSR                                     --      2,888       2,098
  Premises and equipment               3,389        808       1,442
  Securities                          12,350     11,407         206
  Other, net                           4,012      4,141       3,421
- --------------------------------------------------------------------
  Gross deferred tax assets          232,101    282,272     266,749
  Valuation allowance                     --         --    (129,930)
- --------------------------------------------------------------------
  Deferred tax assets, net of
   valuation allowance               232,101    282,272     136,819
- --------------------------------------------------------------------
Deferred tax liabilities:
  Capitalized excess servicing        (7,432)   (10,536)    (12,356)
  MSR                                 (1,206)        --          --
- --------------------------------------------------------------------
  Gross deferred tax liabilities      (8,638)   (10,536)    (12,356)
- --------------------------------------------------------------------
Net deferred tax assets             $223,463   $271,736   $ 124,463
====================================================================

During 1994, an aggregate of $129.9 million of the deferred tax asset was recognized through the elimination of the balance of the valuation allowance. Factors considered included the improved earnings potential of the Company resulting from the Merger, coupled with the continued strengthening of the quality of assets. In addition, during 1994, the Company reconsidered certain tax planning strategies in order to maximize the realization of the deferred tax attributes. This resulted in the Company incurring additional current tax expense of $20.5 million during 1994 and reducing its gross deferred tax asset by approximately $12.2 million. Partial reductions in the valuation allowance offsetting the Company's deferred tax asset in the amount of $109.5 million were recognized during 1993 as a result of several factors that positively affected the Company's outlook for future earnings.

The timing of the realization of a substantial portion of the Company's deferred tax asset may be subject to significant limitation if the Holding Company undergoes an ownership change ("Ownership Change") as defined in section 382 ("Section 382") of the Code. Section 382 generally provides that, if a corporation undergoes an Ownership Change, the amount of taxable income that the corporation may offset with net operating loss carryforwards and certain net unrealized built-in losses would be subject to an annual limitation. Based on existing information, the Company has concluded that an Ownership Change did not occur as a result of the Merger. If an Ownership Change were to occur through January 13, 1998 and the Company were to become subject to an annual limitation as discussed above, it might adversely impact the timing of the realization of a substantial portion of the Company's deferred tax asset. However, if this were to occur, certain tax planning strategies are available to help mitigate the adverse effect of the recognition of the deferred tax asset.

At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $332 million, substantially all of which are available to reduce future federal income taxes through the year 2009. Of the net operating loss carryforwards, approximately $11 million were acquired in connection with the Lincoln Acquisition. In accordance with Section 382, the annual maximum utilization of these net operating loss carryforwards, all of which expire on December 31, 2008, is limited to $4.8 million.

The Company has general business tax credit carryforwards for federal income tax purposes of approximately $2.8 million at December 31, 1995. The availability to utilize such carryforwards to reduce federal income taxes extends through the year 2010, with the exception of $1.0 million of these carryforwards for which such availability extends only through the year 2009.

At December 31, 1995, the Bank had approximately $146 million of bad debt reserves for federal income tax purposes for which no provision for income tax has been made, of which approximately $25 million are subject to recapture upon distribution to shareholders of these tax reserves. Any charge to a bad debt reserve for other than bad debts on loans would create income for tax purposes only, which would be subject to the then current corporate tax rate. It is not the Bank's intention to make any distributions to shareholders or use the reserve in any manner which would create income tax liabilities for the Bank.

In order for the Bank to be permitted to maintain a federal tax bad debt reserve, certain thrift definitional tests must be met, including maintaining at least 60% of its assets in qualifying assets, as defined for tax purposes, and maintaining a thrift charter. If the Bank failed to meet these definitional tests, the transition from the reserve method to the direct charge-off method of tax accounting for bad debts would result in a recapture of this reserve into taxable income. The Bank's percentage of qualifying assets at December 31, 1995 was significantly in excess of the minimum threshold. The Bank does not anticipate failing the thrift definitional tests for federal tax purposes.

The Company's most significant state and local taxes are those imposed by the state of New York and New York City. State of New York taxing authorities have examined the Company's combined New York state income tax returns through 1991 and have reached final settlement agreements with the Company. New York City taxing authorities are currently in the process of examining the years 1985 through 1992 and the Company does not expect any material changes to its filed income tax returns for those years as a result thereof.

Note 16 -- Derivative Financial Instruments And
- -----------------------------------------------
Financial Instruments With Off-Balance Sheet Credit Risk
- --------------------------------------------------------

In the normal course of business, the Company is a party to various derivative and off-balance sheet financial instruments in order to reduce its exposure to fluctuations in interest rates and to meet the financing needs of its customers. These financial instruments include derivatives (such as forward contracts, options, and interest rate futures swaps, caps and floors), loans sold with recourse, and commitments to extend credit and purchase loans and securities and involve, to varying degrees, elements of credit risk, market risk and interest rate risk.

Derivative Financial Instruments The Company utilizes derivative financial instruments as a means of hedging the interest rate risk associated with certain of its interest-earning assets and interest-bearing liabilities as well as certain of its MSR. Derivative financial instruments are not utilized by the Company for trading activity purposes. With the exception of interest rate floors hedging certain MSR, the derivative financial instruments used by the Company provide protection from rising interest rates.

The following table summarizes the notional amounts, by category of asset or liability being hedged, of the Company's outstanding derivative financial instruments at December 31, 1995 and 1994. For a discussion of the estimated fair values of these instruments, see Note 17.

=================================================================
(In thousands)                                  1995        1994
- -----------------------------------------------------------------
Interest rate swaps hedging:
  Borrowings                              $  928,000  $  500,000
  Loans receivable                           212,747     453,280
  Deposits                                   150,000     750,000
- -----------------------------------------------------------------
Total interest rate swaps                  1,290,747   1,703,280
- -----------------------------------------------------------------
Interest rate caps hedging:
  MBS available for sale                     877,118          --
  MBS held to maturity                       366,061          --
- -----------------------------------------------------------------
Total interest rate caps                   1,243,179          --
- -----------------------------------------------------------------
Interest rate floors hedging:
  MSR                                      1,219,776   1,366,685
- -----------------------------------------------------------------
Total interest rate floors                 1,219,776   1,366,685
- -----------------------------------------------------------------
Forward contracts hedging:
  Loans held for sale                         69,676     144,250
  MBS available for sale                          --     107,000
- -----------------------------------------------------------------
Total forward contracts                       69,676     251,250
- -----------------------------------------------------------------
Options hedging:
  Borrowings                                  37,000      45,000
  Loans held for sale                         10,000          --
  Loans receivable                                --         300
- -----------------------------------------------------------------
Total options                                 47,000      45,300
- -----------------------------------------------------------------
Interest rate futures hedging:
  Borrowings                                      --   1,065,000
  MBS held to maturity                            --     465,100
  MBS available for sale                          --     154,000
  Loans receivable                                --      92,800
- -----------------------------------------------------------------
Total interest rate futures                       --   1,776,900
- -----------------------------------------------------------------
Total derivative financial instruments    $3,870,378  $5,143,415
=================================================================

Interest rate swaps are generally in the form where, based on an agreed-upon notional amount, one party agrees to make periodic fixed-rate payments, while the counterparty agrees to make periodic variable-rate payments that are tied to a market rate. The notional amount is not indicative of principal to be exchanged either at inception or maturity of the contract.

All of the Company's outstanding interest rate swap agreements at December 31, 1995 provide for the Company to be a fixed-rate payer and variable-rate receiver, with the variable-rate based upon the one or three month London Interbank Offered Rate ("LIBOR"). The utilization of these interest rate swaps allows the Company to achieve interest income or expense similar to that which would exist if it had changed the interest rate of designated assets from a fixed-rate to a variable-rate and had changed the interest rate of designated liabilities from a variable-rate to a fixed-rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


The following table sets forth the contractual maturities of the Company's interest rate swap agreements outstanding at December 31, 1995 by category of asset or liability being hedged, as well as the related weighted average interest rates receivable and payable at that date.

================================================================================================
                                       Maturing in the Years Ending December 31,
(Dollars in thousands)              1996       1997       1998      1999      2000        Total
- ------------------------------------------------------------------------------------------------
Interest rate swaps hedging:
  Loans receivable:
    Notional amount             $120,593   $ 50,244   $     --   $24,700   $17,210   $  212,747
    Variable-rate receivable        5.75%      5.75%        --%     5.68%     5.81%        5.75%
    Fixed-rate payable              4.58       4.92         --      8.04      7.38         5.29
  Deposits:
    Notional amount             $150,000   $     --   $     --   $    --   $    --   $  150,000
    Variable-rate receivable        5.68%        --%        --%       --%       --%        5.68%
    Fixed-rate payable              4.73         --         --        --        --         4.73
  Borrowings:
    Notional amount             $450,000   $350,000    $98,000   $30,000   $    --   $  928,000
    Variable-rate receivable        5.88%      5.68%      5.86%     5.94%       --%        5.80%
    Fixed-rate payable              5.97       5.28       6.02      7.06        --         5.75
- ------------------------------------------------------------------------------------------------
  Total:
    Notional amount             $720,593   $400,244    $98,000   $54,700   $17,210   $1,290,747
    Variable-rate receivable        5.81%      5.69%      5.86%     5.82%     5.81%        5.78%
    Fixed-rate payable              5.48       5.23       6.02      7.50      7.38         5.56
================================================================================================

The following table summarizes the Company's interest rate swap activity (notional amounts) for the years ended December 31:

==============================================================
(In thousands)                  1995         1994         1993
- --------------------------------------------------------------
Balance at beginning
 of year                  $1,703,280   $1,415,000   $  400,000
New agreements               415,210      554,700    1,015,000
Matured agreements          (800,000)    (250,000)          --
Reductions associated
 with amortizing
 agreements                  (27,743)     (16,420)          --
- --------------------------------------------------------------
Balance at end of year    $1,290,747   $1,703,280   $1,415,000
==============================================================

During 1995, the Company began a program of entering into interest rate cap agreements to hedge the periodic and lifetime interest rate caps embedded in certain of its adjustable-rate MBS and, at December 31, 1995, had $1.2 billion notional amount of such agreements outstanding. Each of the outstanding interest rate cap agreements provides for the Company to receive cash payments, in exchange for a premium paid to the issuing counterparty at inception, when the weekly average yield of the one-year constant maturity Treasury index ("CMT") rises above a specified interest rate. The one-year CMT was 5.18% at December 31, 1995 and the specified interest rates at that date were 7.50% and 8.50% and averaged 8.00%. Unamortized premiums on the Company's outstanding interest rate cap agreements amounted to $6.6 million at December 31, 1995. The Company's outstanding interest rate cap agreements at December 31, 1995, all of which are amortizing in nature, mature at intervals between June 1999 and May 2000.

The Company's interest rate floor agreements have been transacted for the purpose of reducing the impact of the potential loss of net future servicing revenues associated with a portion of its MSR that may result from an increase in loan prepayments. Under each such agreement, the Company, in return for a premium paid to the issuing counterparty at initiation of the agreement, receives cash payments from the counterparty when either the five or ten year CMT, which were 5.38% and 5.58%, respectively, at December 31, 1995, declines below a designated interest rate. The designated interest rates at December 31, 1995 ranged from 5.33% to 5.65% and averaged 5.53%. The Company's $1.2 billion of interest rate floor agreements outstanding at December 31, 1995, all of which are amortizing in nature, mature at various dates from August 1998 through October 1999. The unamortized premiums associated with these agreements amounted to $1.0 million at December 31, 1995.

Interest rate swap, cap and floor agreements, although not as liquid as exchange-traded interest rate futures and options, are readily priced and traded by major fixed-income dealers.

Forward contracts, as executed by the Company, typically are in the form of forward sales of MBS. These contracts represent firm commitments to deliver MBS at a specified price and date. The Company must either deliver the MBS in accordance with the requirements of the contracts or repurchase the commitments and recognize the gain or loss based on the change in the price of the underlying contract

(i.e., the specified price minus the repurchase price multiplied by the notional amount). Principal is not exchanged. The $69.7 million of forward contracts utilized by the Company at December 31, 1995 hedge its exposure to interest rate changes on firm commitments to originate residential property loans for sale in the secondary market. The Company does not defer realized gains or losses on these types of hedges. In the past, the Company has also utilized forward contracts to hedge the interest rate exposure associated with certain of its MBS and residential property loans originated for portfolio. At December 31, 1995, net unamortized, realized losses associated with the Company's utilization of forward contracts to hedge these assets amounted to $14.5 million, of which $2.3 million was associated with MBS available for sale and $12.2 million with residential property loans receivable, and are being amortized to operations over the remaining life of the hedged assets.

Options give the holder the right, but not the obligation, to purchase from or sell to the counterparty a designated financial instrument at a specified price during an agreed upon period of time or on a specific date. The buyer of an option pays a premium for this right. A put option gives the buyer the right to sell the underlying financial instrument, while a call option gives the buyer the right to purchase the underlying financial instrument, at a specified price during a specified period of time or on a specified date. The buyer of a put option benefits if the price of the underlying financial instrument declines by an amount that is sufficient to cover the option premium. The buyer of a call option benefits if the price of the underlying financial instrument rises above the agreed upon sales price by an amount that is sufficient to cover the option premium. At December 31, 1995, the Company had $37.0 million of options to enter into interest rate swap agreements, where the Company would pay a fixed-rate and receive a variable-rate, at specified rates on specified dates to hedge certain borrowings and $10.0 million of put options to sell interest rate futures in connection with its mortgage banking operations at a specified price by a specified date. In addition, at that date, net unamortized, realized gains associated with exercised option contracts, with cash settlement, amounted to $1.6 million, all of which were associated with the hedging of certain of the Company's borrowings.

Interest rate futures represent contractual obligations for the seller of such contracts, for instance, to deliver the underlying financial instrument at agreed-upon terms in a future period. Interest rate futures are standardized and traded on organized exchanges. As a result, these contracts are highly liquid. The Company has used interest rate futures to synthetically extend the duration of short-term borrowings and to synthetically shorten the duration of certain fixed-rate securities. Because of the decline in interest rates during 1995, and the related increase in prepayment rates of mortgage loans and the loans underlying the Company's MBS, interest rate futures positions were reduced by the Company as the interest rate environment had effectively shortened the duration of the assets. Net unamortized, realized losses associated with closed interest rate futures contracts, which are being amortized to operations over the remaining life of the hedged assets or liabilities, amounted to $22.5 million at December 31, 1995, consisting of $5.6 million associated with MBS available for sale, $9.5 million with MBS held to maturity, $6.6 million with loans receivable and $0.8 million with borrowings.

At December 31, 1995, the Company has pledged $8.2 million of MBS and $2.6 million of investment securities as collateral for certain of its outstanding derivative financial instruments. The Company must maintain collateral with dealers that will cover any negative market value in its position, subject to a minimum call. In addition, if the Company is subject to an initial collateral requirement, collateral must be maintained with the dealer, regardless of what market value changes occur.

For a discussion of the credit risk and market risk associated with the Company's derivative financial instruments, reference is made to the "Management of Credit Risk--Derivative Financial Instruments" and a "Management of Interest Rate Risk--Hedging Activities" sections, respectively, of the "Management's Discussion and Analysis."

Financial Instruments with Off-Balance Sheet Credit Risk The Company had the following commitments to extend credit and purchase loans at December 31:

===================================================================================================================================
(In thousands)                          1995      1994
- -----------------------------------------------------------------------------------------------------------------------------------
Commitments to purchase
 or originate loans:
  Residential property              $422,356  $109,949
  Commercial and multifamily          54,242    52,866
  Consumer and business               13,655    11,674
- -----------------------------------------------------------------------------------------------------------------------------------
Total commitments to
 purchase or originate loans         490,253   174,489
Commitments to extend credit
 under existing lines of credit      374,376   389,217
- ------------------------------------------------------
Total commitments to extend
 credit and purchase loans          $864,629  $563,706
======================================================

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts may not represent future cash requirements. The Company evaluates the creditworthiness of these transactions through its lending policies. The amount of col-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


lateral obtained, if deemed necessary by the Company upon extension of credit, is based on the Company's credit evaluation of the borrower. The Company's maximum exposure to credit loss for commitments to extend credit as a result of non-performance by the counterparty is the contractual notional amount.

The Company is obligated under various recourse provisions associated with loans sold. The principal balance of loans sold with limited recourse amounted to $900.4 million at December 31, 1995 and $1.0 billion at December 31, 1994. The Company's related maximum potential recourse exposure approximated $223 million at December 31, 1995. The Company's exposure to credit loss on loans sold with recourse is similar to the credit risk associated with the Company's on-balance sheet loans receivable.

Commitments to sell MBS and loans in connection with the Company's mortgage banking activities aggregated $71.7 million and $28.8 million at December 31, 1995 and 1994, respectively. Commitments to purchase MBS for portfolio amounted to $352.1 million at December 31, 1994. There were no such outstanding commitments at December 31, 1995.

NOTE 17 -- Fair Value of Financial Instruments
- ----------------------------------------------

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose, where practicable, the fair value of its on- and off-balance sheet financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any possible tax ramifications, estimated transaction costs, or any premium or discount that could result from offering for sale at any one time the Company's entire holdings of a particular financial instrument. Because no active market exists for a certain portion of the Company's financial instruments, the fair value estimates for such financial instruments are based on judgments regarding, among other factors, future cash flows, future loss experience, current economic conditions and risk characteristics. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company has not included certain material items in its disclosure as such items, which the Company believes have significant value, are not considered financial instruments.

The following table summarizes the carrying values and estimated fair values of the Company's financial instruments at December 31:

====================================================================================================
                                                               1995                    1994
                                                    Carrying     Estimated     Carrying    Estimated
(In thousands)                                         Value    Fair Value        Value   Fair Value
- ----------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
- ----------------
Cash and cash equivalents                         $   235,356  $   235,356  $   207,157  $   207,157
Loans held for sale                                   139,370      140,243       16,621       16,621
Securities available for sale                       4,070,865    4,070,865      530,714      530,714
Securities held to maturity                         5,085,736    4,990,564    8,609,897    8,133,137
FHLBNY stock                                          318,690      318,690      265,586      265,586
Loans receivable, net                               9,702,018    9,752,292    9,181,239    8,796,978
Accrued interest receivable                           118,811      118,811      105,529      105,529
Capitalized excess servicing                           32,604       32,604       40,976       40,976

FINANCIAL LIABILITIES
- ---------------------
Deposits                                           12,572,203   12,606,210   12,811,269   12,769,001
FHLBNY advances                                     4,602,983    4,606,047    5,319,271    5,297,963
Securities sold under agreements to repurchase      1,632,453    1,632,453        9,741        9,741
Senior notes                                          197,384      213,382      197,200      192,500
Other borrowed funds                                  181,732      178,205      232,522      225,409
Accrued interest payable                               34,398       34,398       28,376       28,376
====================================================================================================

The following table summarizes the carrying amount, notional amount and estimated fair value of the Company's derivative financial instruments, as well as gross unrealized gains and gross unrealized losses thereon, at December 31:

===================================================================================================
                                                                      Gross      Gross
                                          Carrying     Notional  Unrealized Unrealized   Estimated
(In thousands)                               Value       Amount       Gains     Losses  Fair Value
- ---------------------------------------------------------------------------------------------------
1995:
Interest rate swaps hedging:
  Borrowings                              $     64   $  928,000     $   178     $5,015     $(4,837)
  Loans receivable                              23      212,747         973      3,168      (2,195)
  Deposits                                      32      150,000         533         --         533
- ---------------------------------------------------------------------------------------------------
Total interest rate swaps                      119    1,290,747       1,684      8,183      (6,499)
- ---------------------------------------------------------------------------------------------------
Interest rate caps hedging:
  MBS available for sale                       961      877,118         961         --         961
  MBS held to maturity                       3,061      366,061         401         --         401
- ---------------------------------------------------------------------------------------------------
Total interest rate caps                     4,022    1,243,179       1,362         --       1,362
- ---------------------------------------------------------------------------------------------------
Interest rate floors hedging:
  MSR                                          959    1,219,776       1,026         --       1,026
- ---------------------------------------------------------------------------------------------------
Total interest rate floors                     959    1,219,776       1,026         --       1,026
- ---------------------------------------------------------------------------------------------------
Forward contracts hedging:
  Loans held for sale                           --       69,676          --        709        (709)
- ---------------------------------------------------------------------------------------------------
Total forward contracts                         --       69,676          --        709        (709)
- ---------------------------------------------------------------------------------------------------
Options hedging:
  Borrowings                                   215       37,000          70         --          70
  Loans held for sale                           42       10,000          22         --          22
- ---------------------------------------------------------------------------------------------------
Total options                                  257       47,000          92         --          92
- ---------------------------------------------------------------------------------------------------
Total derivative financial instruments    $  5,357   $3,870,378     $ 4,164     $8,892     $(4,728)
===================================================================================================
1994:
Interest rate swaps hedging:
  Borrowings                              $     74   $  500,000     $30,681  $      --     $30,681
  Loans receivable                             284      453,280      12,603         --      12,603
  Deposits                                     378      750,000      22,174         --      22,174
- ---------------------------------------------------------------------------------------------------
Total interest rate swaps                      736    1,703,280      65,458         --      65,458
- ---------------------------------------------------------------------------------------------------
Interest rate floors hedging:
  MSR                                        1,240    1,366,685          53         --          53
- ---------------------------------------------------------------------------------------------------
Total interest rate floors                   1,240    1,366,685          53         --          53
- ---------------------------------------------------------------------------------------------------
Forward contracts hedging:
  Loans held for sale                           --      144,250          65         25          40
  MBS available for sale                       (60)     107,000          --         60         (60)
- ---------------------------------------------------------------------------------------------------
Total forward contracts                        (60)     251,250          65         85         (20)
- ---------------------------------------------------------------------------------------------------
Options hedging:
  Borrowings                                   322       45,000       1,299         --       1,299
  Loans receivable                               1          300           1         --           1
- ---------------------------------------------------------------------------------------------------
Total options                                  323       45,300       1,300         --       1,300
- ---------------------------------------------------------------------------------------------------
Interest rate futures hedging:
  Borrowings                               (11,812)   1,065,000       7,023         --       7,023
  MBS held to maturity                        (233)     465,100         374        141         233
  MBS available for sale                        16      154,000          --         16         (16)
  Loans receivable                            (238)      92,800         243          5         238
- ---------------------------------------------------------------------------------------------------
Total interest rate futures                (12,267)   1,776,900       7,640        162       7,478
- ---------------------------------------------------------------------------------------------------
Total derivative financial instruments    $(10,028)  $5,143,415     $74,516     $  247     $74,269
===================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

For a further discussion of the Company's derivative financial instruments, see
Note 16.

The following methodologies and assumptions were utilized by the Company in estimating the fair values of its financial instruments at December 31, 1995 and 1994.

Cash and Cash Equivalents The carrying value of cash and cash equivalents was deemed to be a reasonable estimate of their fair value.

Loans Held for Sale The fair value of loans held for sale was determined by outstanding investor commitments, or in the absence of such commitments, current investor yield requirements.

Securities Available for Sale and Held to Maturity The estimated fair values of securities, both available for sale and held to maturity, were determined by use of quoted market prices or dealer quotes.

FHLBNY Stock The fair value of FHLBNY stock was estimated to be its carrying value which is indicative of its redemption price.

Loans Receivable For purposes of computing the fair value of its loans receivable, the Company grouped performing loans with similar characteristics and applied prices available in the secondary market as a reference and adjusted for differences in servicing and credit quality. When a secondary market rate was not available, and for non-performing loans, fair value was estimated using a discounted cash flow analysis which utilized a discount rate commensurate with the credit quality and interest rate risk inherent in the loans.

Accrued Interest Receivable and Payable The estimated fair values of accrued interest receivable and payable have been determined to equal their carrying amounts as these amounts are generally due or payable within 90 days.

Capitalized Excess Servicing The fair value of capitalized excess servicing was estimated by discounting the estimated future cash flows associated with the excess servicing spread to a present value. The discount rates utilized were based upon current market rates for similar loan servicing.

Deposits The estimated fair value of deposits without a specified maturity, which includes demand, savings and money market deposits, was the amount payable on the valuation date. For fixed-maturity time deposits, fair value was estimated based on the discounted value of contractual cash flows using current market interest rates offered for deposits with similar remaining maturities.

Borrowed Funds The estimated fair values of borrowed funds maturing or repricing within 90 days were deemed to be equal to their carrying values. The fair values of all other borrowed funds were generally estimated based on quoted market prices or on the discounted value of contractual cash flows using current market interest rates for borrowings with similar terms and remaining maturities.

Derivative and Off-Balance Sheet Financial Instruments In regards to its loans sold with recourse, the fair value of such recourse guarantees would be based on fees currently charged to terminate them or otherwise settle the obligations with the counterparties. The Company has determined that it is not practicable to determine the fair value of such recourse arrangements.

The fair value of commitments to originate or purchase loans was estimated by discounting the remaining contracted fees over the terms of the commitments using fees currently charged to enter into similar agreements or the cost to terminate the commitments. At December 31, 1995 and 1994, the carrying and estimated fair values of these commitments were not significant.

The fair value of commitments to purchase MBS was estimated based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair value of commitments to purchase MBS at December 31, 1994 resulted in an unrealized loss of $7.5 million.

The fair values of the Company's derivative financial instruments were based upon quoted market prices, or in the absence thereof, on dealer quotes or pricing models.

Note 18 -- Litigation
- ---------------------

The Holding Company and the Bank have been named in an action entitled Robert and Dianne Salois, et. al. v. Dime Bancorp, Inc., et. al., filed in the United States District Court for the District of Massachusetts. The complaint in that case alleges that certain aspects of the Company's lending practices in Massachusetts during the period from 1986 through 1989: violated federal and state truth-in-lending, consumer protection and banking regulatory statutes; comprised a violation of the Racketeer Influenced and Corrupt Organizations Act; and constituted torts or breaches of contract. The named plaintiffs allege that they would be appropriate representatives for all persons who obtained mortgage loans in Massachusetts from the Company between July 1, 1986 and December 31, 1989 and seek certification of such a class. The Company believes that none of these claims has any merit and has moved to dismiss the complaint on the grounds that it fails to set forth any viable causes for action.

The Bank has been named in an action entitled Robert and Jennifer Grunbeck v. The Dime Savings Bank of New York, FSB, in the United States District Court for the District of New Hampshire. The Grunbecks' complaint claimed that the Company's negative amortization loan product, as employed in New Hampshire between 1987 and 1989, violated a provision of New Hampshire law requiring that residential mortgage loans be limited to simple interest obligations. The plaintiffs' theory is that the loans' negative amortization feature, which permits borrowers to defer portions of their interest payments and add them to the principal balance of the loan, caused a compounding of interest in violation of the New Hampshire statute. The plaintiffs further claimed that they would be appropriate representatives of a class to be comprised of all borrowers who had received such loans secured by New Hampshire real estate.

The Company believes that its negative amortization loan product was in conformity with the New Hampshire law and further that the application of that law to any of its loans was preempted by federal laws prohibiting state interference with certain forms of mortgage loans. The Bank moved to dismiss the Grunbecks' complaint and the District Court agreed, ruling that the New Hampshire requirement was absolutely preempted by the federal law limiting the states' ability to prescribe rates of interest on first mortgage residential loans. On January 23, 1996, however, the United States Court of Appeals for the First Circuit reversed the absolute preemption ruling and remanded the case to the District Court for further proceedings. It is anticipated that these proceedings will involve resolution of the Bank's defenses that the law could not be applied to these loans as actually issued, based upon separate federal preemption laws, as well as its defense that, to the extent any of these loans were not thus protected by supervening federal law, they did not violate the New Hampshire statute.

Certain other claims, suits, complaints and investigations involving the Company, arising in the ordinary course of business, have been filed or are pending. The Company is of the opinion, after discussion with counsel representing the Company in these proceedings, that all such matters are either adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that any liability from an unfavorable disposition would not have a material adverse effect on the Company.

Note 19 -- Parent Company Financial Information
- -----------------------------------------------

On May 25, 1994, the Bank consummated a reorganization under which it became a wholly-owned subsidiary of the Holding Company. In connection therewith, shares of the Holding Company's common stock, par value $0.01 per share, were issued in exchange for all of the outstanding shares of common stock of the Bank, par value $1.00 per share. On March 29, 1991, Anchor Savings reorganized into the holding company form of organization and became a wholly-owned subsidiary of Anchor Bancorp.

Condensed financial statements of the Holding Company (parent company only) are set forth below. The condensed statement of income and condensed statement of cash flows for the year ended December 31, 1993 reflect Anchor Bancorp only. The condensed statement of income and condensed statement of cash flows for the year ended December 31, 1994 reflect Anchor Bancorp for the year ended December 31, 1994 and Dime Bancorp, Inc. for the period of May 25, 1994 to December 31,
1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

=================================================================================
Condensed Statements of Financial Condition
                                                             December 31,
(In thousands)                                                 1995         1994
- ---------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                  $      916   $    1,899
Money market investments                                         --          323
MBS held to maturity                                          2,636        3,400
Investment in the Bank                                    1,159,941    1,114,430
Other assets                                                 16,982           17
- ---------------------------------------------------------------------------------
Total assets                                             $1,180,475   $1,120,069
=================================================================================
LIABILITIES AND
STOCKHOLDERS' EQUITY
Senior notes                                             $  197,384   $  197,200
Other liabilities                                             6,561       17,744
- ---------------------------------------------------------------------------------
Total liabilities                                           203,945      214,944
- ---------------------------------------------------------------------------------
Total stockholders' equity                                  976,530      905,125
- ---------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity                                   $1,180,475   $1,120,069
=================================================================================

====================================================================================================
Condensed Statements of Income                                   For the Years Ended December 31,
                                                               ------------------------------------

(In thousands)                                                 1995         1994               1993
- ----------------------------------------------------------------------------------------------------
INCOME
Interest income                                          $      213   $      184         $      147
Dividends received from the Bank                             30,000       10,711              4,618
- ----------------------------------------------------------------------------------------------------
Total income                                                 30,213       10,895              4,765
- ----------------------------------------------------------------------------------------------------
EXPENSE
Interest expense on senior notes                             19,621        9,446              8,110
General and administrative expense                            5,282          665                  3
Restructuring and merger-related expense                        254       22,095                 --
Minority interest-preferred
 stock dividend of subsidiary                                    --       11,433                 --
- ----------------------------------------------------------------------------------------------------
Total expense                                                25,157       43,639              8,113
- ----------------------------------------------------------------------------------------------------
Income (loss) before income tax benefit and equity in
 undistributed net income of the Bank                         5,056      (32,744)            (3,348)
Income tax benefit                                           10,762        5,584              3,120
- ----------------------------------------------------------------------------------------------------
Income (loss) before equity in undistributed net
 income of the Bank                                          15,818      (27,160)             (228)
Equity in undistributed net income of the Bank               46,367       29,484            44,562
- ----------------------------------------------------------------------------------------------------
Net income                                               $   62,185   $    2,324           $44,334
====================================================================================================

====================================================================================================
 Condensed Statements of Cash Flows                              For the Years Ended December 31,
                                                               ------------------------------------
(In thousands)                                                 1995         1994               1993
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net income                                               $   62,185   $    2,324         $   44,334
Adjustments to reconcile net income to net cash
 (used) provided by operating activities:
   Equity in undistributed net income of the Bank           (46,367)     (29,484)           (44,562)
   Minority interest--preferred stock
    dividend of subsidiary                                       --       11,433                 --
   Other, net                                               (19,902)      16,967              1,983
- ----------------------------------------------------------------------------------------------------
Net cash (used) provided by operating activities             (4,084)       1,240              1,755
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM
INVESTING ACTIVITIES
Purchases of MBS                                                 --       (2,051)            (3,286)
Principal payments received on MBS                              764          811                701
Capital contributed to the Bank                                  --           --            (94,268)
- ----------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                764       (1,240)           (96,853)
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds from common stock issued                             2,014        1,038             67,334
Proceeds from issuance of senior notes                           --           --             27,419
Other                                                            --          (15)                --
- ----------------------------------------------------------------------------------------------------
Net cash provided by financing activities                     2,014        1,023             94,753
- ----------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents         (1,306)       1,023               (345)
Merger adjustment                                                --        1,084                 --
Cash and cash equivalents at beginning of year                2,222          115                460
- ----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $      916   $    2,222         $      115
====================================================================================================
SUPPLEMENTAL NON-CASH
FLOW INFORMATION
Contribution of preferred stock of the Bank to the
 capital of the Bank                                     $  100,000   $       --         $       --
Exchange of preferred stock of the Bank for
 senior notes                                            $       --   $  100,000         $       --
Exchange of Class A cumulative preferred
 stock for senior notes and common stock warrants        $       --   $       --         $   71,000
====================================================================================================

Note 20 -- Quarterly Operating Data (Unaudited)
- ----------------------------------------------


===================================================================================================================================
A summary of the Company's results of operations by quarter for the years ended December 31, 1995 and 1994 is as follows:

                                                                   1995                                  1994

(In thousands, except per share data)     Dec. 31   Sept. 30(1)   June 30(1)   Mar. 31(1)   Dec. 31   Sept. 30   June 30    Mar. 31
- -----------------------------------------------------------------------------------------------------------------------------------
Interest income                          $344,127   $338,422     $342,033     $332,549     $316,480   $299,545  $267,339   $253,498
Interest expense                          244,014    240,037      238,296      225,158      207,578    185,766   164,694    149,747
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income                       100,113     98,385      103,737      107,391      108,902    113,779   102,645    103,751
Provision for loan losses                   9,900      9,900        9,900        9,950       22,668     12,622     8,553     11,956
Non-interest income:
  Loan servicing fees, net                  7,257      7,386        7,535        8,274        8,082      6,958     6,605      6,568
  Securities and insurance
    brokerage fees                          3,930      3,887        4,275        3,440        3,588      3,971     4,921      4,405
  Net (losses) gains on
    sales activities                      (22,921)      (384)       1,215        9,675        1,581        365      (121)     1,100
  Banking service fees and other            8,688      7,771        7,933        8,206        8,243      7,660     7,866      7,475
- -----------------------------------------------------------------------------------------------------------------------------------
  Total non-interest income                (3,046)    18,660       20,958       29,595       21,494     18,954    19,271     19,548
- -----------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
  General and administrative expense       67,906     64,038       75,064       78,893       79,030     72,630    71,906     70,908
  ORE expense, net                          2,475      3,401        3,340        3,676          903      2,193     3,664      4,253
  Amortization of MSR                       2,982      3,440        2,921        2,764        2,889      1,993     2,250      2,532
  Restructuring and
    merger-related expense                  9,775      2,393        1,438        1,725       55,928      2,330        --         --
- -----------------------------------------------------------------------------------------------------------------------------------
  Total non-interest expense               83,138     73,272       82,763       87,058      138,750     79,146    77,820     77,693
- -----------------------------------------------------------------------------------------------------------------------------------
Minority interest-preferred
  stock dividend of subsidiary                 --         --           --           --        3,558      2,625     2,625      2,625
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax
  expense (benefit) and cumulative
  effect of a change in
  accounting principle                      4,029     33,873       32,032       39,978      (34,580)    38,340    32,918     31,025
Income tax expense (benefit)                1,696     14,865       13,610       17,556      (50,741)     1,093    (3,393)       (97)
- -----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect
  of a change in accounting principle       2,333     19,008       18,422       22,422       16,161     37,247    36,311     31,122
Cumulative effect of a change
  in accounting principle for goodwill         --         --           --           --           --         --        --    (92,887)
- -----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                        $  2,333   $ 19,008     $ 18,422     $ 22,422     $ 16,161   $ 37,247  $ 36,311   $(61,765)
===================================================================================================================================
Primary and fully diluted earnings
  (loss) per common share:
    Income before cumulative
      effect of a change in
      accounting principle               $   0.02   $   0.17     $   0.17     $   0.20     $   0.15   $   0.35  $   0.34   $   0.29
    Net income (loss)                    $   0.02   $   0.17     $   0.17     $   0.20     $   0.15   $   0.35  $   0.34   $  (0.57)
===================================================================================================================================

(1) The quarterly operating data has been restated to retroactively apply the Company's adoption of SFAS No. 122 in the third quarter of 1995, effective January 1, 1995.

Note 21 -- Subsequent Events

In February 1996, the Company announced that it expects to file a registration statement with the Securities and Exchange Commission in the second quarter of 1996 in connection with the disposition by the FDIC of the common shares underlying the FDIC Warrants.

In January 1996, the Holding Company announced its intention to repurchase up to 2% of its outstanding common stock, or approximately 2,000,000 shares. No time limit has been established to complete the repurchase program, which is still subject to certain administrative clearances. The Holding Company intends to acquire the shares at prevailing prices in the open market or in privately-negotiated transactions. Such shares will be placed in the corporate treasury and are intended to be used in connection with the Company's stock-based employee benefit plans.

BOARD OF DIRECTORS
- ------------------

James M. Large, Jr.
Chairman of the Board and Chief Executive
Officer, Dime Bancorp, Inc. and
The Dime Savings Bank of New York, FSB

Lawrence J. Toal
President and Chief Operating Officer,
Dime Bancorp, Inc. and The Dime
Savings Bank of New York, FSB

Derrick D. Cephas
Partner, Cadwalader, Wickersham & Taft

Frederick C. Chen
Retired Partner, KPMG Peat Marwick LLP

J. Barclay Collins II
Executive Vice President and General Counsel,
Amerada Hess Corporation

Richard W. Dalrymple
Former President and Chief Operating Officer,
Anchor Bancorp, Inc. and Anchor
Savings Bank FSB

E. Charlotte Fanta
Chairperson, Center for Lifelong Learning

James F. Fulton
President, Fulton + Partners, Inc.

Murray Handwerker
Former President and Chairman of the Board,
Nathan's  Famous, Inc.

Virginia M. Kopp
Former Retailer

John Morning
President, John Morning Design, Inc.

Margaret G. Osmer-McQuade
President, Qualitas International

Sally Hernandez-Pinero
Of Counsel, Kalkines, Arky, Zall & Bernstein

Dr. Paul A. Qualben
Physician

Eugene G. Schulz, Jr.
Former Vice Chairman and General Counsel,
Anchor Savings Bank FSB

Howard Smith
President, Virginia Dare Extract Co., Inc.

Dr. Norman R. Smith
President, Wagner College

Ira T. Wender
Of Counsel, Patterson, Belknap, Webb & Tyler

MANAGEMENT
- ----------

Dime Bancorp, Inc. and
The Dime Savings Bank
of New York, FSB

James M. Large, Jr.
Chairman of the Board
and Chief Executive Officer

Lawrence J. Toal
President and Chief Operating Officer

Arthur C. Bennett
Chief Human Resources Officer

Jenne K. Britell
General Manager, Mortgage Banking

Gene C. Brooks
General Counsel

John V. Brull
Chief Accounting Executive

D. James Daras
Treasurer and Asset/Liability Executive

J. Edward Diamond*
Investment Services Executive

Joseph P. Hanley*
Asset Quality Review Executive

Brian W. Heuer*
Administrative Services Executive

John S. Lohmuller*
Corporate Auditor

Thomas G. Lucca*
General Manager, Consumer Lending

Murray F. Mascis*
General Manager,
Commercial Real Estate Lending

Carlos R. Munoz
Chief Credit Officer

Cody T Sickle
General Manager, Consumer Banking Services

David J. Totaro*
Chief Marketing Officer

Jack L. Wagner*
Chief Information Technology Officer

Franklin L. Wright
External Affairs
and Investor Relations Executive

Robert T. Zabawa*
General Manager, Commercial Lending

*Officers of The Dime Savings Bank of New York, FSB only

CORPORATE INFORMATION
- ---------------------


EXECUTIVE OFFICES
589 Fifth Avenue
New York, NY 10017-1977

COMMON STOCK
Dime's common stock is traded on the New York Stock Exchange under the symbol DME. Newspaper stock listings: Dime NY or Dime Bcp.

SOURCES OF INFORMATION
For information relating to your stock holdings, stock transfer requirements, lost certificates and related matters, call The Bank of Boston, c/o Boston EquiServe, Dime's transfer agent, at 1(800)730-4001.

FINANCIAL INFORMATION
For information relating to annual and quarterly reports, reports filed on Forms 10-K or 10-Q and the annual meeting of stockholders, call Dime's Investor Relations Department at (212) 326-6170.

MORTGAGE INFORMATION
For information relating to an existing Dime mortgage, call 1(800)222-0912. For information relating to a mortgage application or mortgage rates, call 1(800)TRY-DIME.

BANKING SERVICES
If you would like to open an account or would like information relating to any other banking matter, call 1(800)THE-DIME.

TDD customers call 1 (800) GET-DIME.

INDEPENDENT AUDITOR
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154

TRANSFER AGENT AND REGISTRAR
The Bank of Boston
c/o Boston EquiServe, L.P.
Mail Stop 45-02-64
P.O. Box 644
Boston, MA 02102-0644
1(800)730-4001

ANNUAL MEETING
The annual meeting of stockholders will be held on May 7, 1996 at 10:00 a.m. at The Grand Hyatt New York, Park Avenue at Grand Central, New York, New York.


Designed by Curran & Connors, Inc.

DIME.